An Independent Qualified Persons’ Report

On ASANKO GOLD MINE

in the Ashanti Region, Ghana

Effective Date: 30 September 2014

Issue Date: 24 October 2014

Reference: AGM_001

Authors:

CJ Muller (Director):

B.Sc. (Hons) (Geol.)

Pr. Sci. Nat

A. Umpire (Geology Manager)

B.Sc. (Hons.) (Geol. Eng.),

Pr.Sci.Nat

B.Sc. Hons. (IT)

MBA

Suite 4 Coldstream Office Park

Cnr Hendrik Potgieter & Van Staden Streets

Little Falls, Roodepoort, South Africa

Tel: +27 │ Fax: +27

Directors:, CJ Muller Registration
CJM Consulting

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INFORMATION RISK

This Report was prepared by CJM Consulting (Pty) Ltd (“CJM”). In the preparation of the Report, CJM has utilised information relating to operational methods and expectations provided to them by various sources. Where possible, CJM has verified this information from independent sources after making due enquiry of all material issues that are required in order to comply with the requirements of the NI 43-101 and SAMREC Reporting Codes.

OPERATIONAL RISKS

The business of mining and mineral exploration, development and production by their nature contain significant operational risks. The business depends upon, amongst other things, successful prospecting programmes and competent management. Profitability and asset values can be affected by unforeseen changes in operating circumstances and technical issues.

POLITICAL AND ECONOMIC RISK

Factors such as political and industrial disruption, currency fluctuation and interest rates could have an impact on future operations, and potential revenue streams can also be affected by these factors. The majority of these factors are, and will be, beyond the control of any operating entity.

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1	EXECUTIVE SUMMARY (ITEM1)

CJM Consulting (“CJM”) was commissioned by Asanko Gold Inc. (formerly Keegan Resources Inc., “the Client” or “Asanko”) to compile a Technical Report for the Asanko Gold Mine (“Project Area” or “AGM”), located in Ghana, West Africa.

The Asanko Gold Mine (“AGM”) is comprised of two projects, previously referred to as the Obotan Gold Project and the Esaase Gold Project, held by Asanko’s wholly owned subsidiaries Adansi Gold Company (GH) Ltd. (“Adansi”) and Keegan Resources (GH) Ltd. (“Keegan”) respectively. Following the acquisition of PMI Gold Corporation Inc (“PMI”) by Asanko in February 2014, the Obotan and Esaase Projects were consolidated.

The gold grades used in the Mineral Resource Estimation (“MRE”) are based upon data supplied to CJM by Asanko. The data was generated by a number of previous explorers, using a range of drilling methods, with analysis undertaken at various laboratories using several analytical methods. CJM has reviewed all such information and, to the best of their knowledge, accepts the data as being reliable and free from any material error.

1.1	Property Description

The AGM concessions are located in the Amansie West district of the Ashanti region of Ghana, approximately 250 km northwest of the capital Accra, and about 50-80 km southwest of the regional capital of Kumasi. The concessions form an integral part of Asanko’s property in Ghana. They are held by their subsidiaries Adansi and Asanko and are situated in the northern part of the Asankrangwa Gold Belt. Adansi is 100% owned by Asanko, while Asanko is held 90% by Asanko and 10% by the Government of Ghana.

The AGM Project consists of a group of semi-contiguous concessions which span 30 km of the Asankrangwa Gold Belt and are prospective for several styles of gold mineralisation. The AGM contains three former operating large-scale pits: Nkran, Adubiaso, and Abore, and three more recently discovered greenfields deposits: Esaase, Dynamite Hill, and Asuadai. All deposits are located within a 15 km radius. A number of small, historic, hard rock and alluvial mines which produced substantial amounts of gold from high-grade ore are also found on the concessions.

The AGM was formerly two distinct projects, the Obotan Project and the Esaase Project, until they were consolidated in February 2014 into the AGM. The Obotan Project comprises the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits and was formerly owned by PMI, whilst the Essase Project, which comprises the Esaase deposit, which was discovered and explored by Asanko. While the Obotan and Esaase Projects will be referred to throughout this report, collectively they comprise the Asanko Gold Mine.

1.2	Ownership of the Property

The AGM and the Mining Leases on which it is located are 100% owned by Adansi Gold Company and Keegan Resources Ghana. Asanko owns 90% of Adansi and 90% of Keegan, with the Government of Ghana owning a 10% free carried interest (under Section 8 of the Ghanaian Mining Act). All Mining Leases are also subject to a 5.0% Net Smelter Return Royalty (“NSR”) owed to the Government of Ghana. In the case of the Esaase Mining Lease, there is an additional 0.5% royalty owed to the Bonte Liquidation Committee.

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Corporate Organogram Asanko

1.3	Geology and Mineralisation

1.3.1	Regional Geology

The geology of economic interest in Ghana, in terms of gold, is comprised predominantly of rocks of the Birimian (2.17-2.18 Ga) and to a lesser extent of units belonging to the Tarkwaian (2.12-2.14 Ga, after Davis et al. 1994). The Birimian consists of narrow greenstone (volcanic) belts, which are traceable for hundreds of kilometres along strike but are usually only 20 to 60 km wide. The greenstone belts are separated by wider basins of mainly marine clastic sediments. The margins of the belts commonly exhibit faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits, for which the region is well known, and often result in systems of gold-bearing quartz veins within the tightly folded Birimian-age sedimentary rocks.

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The AGM concessions are located in the centre of the Kumasi basin, equidistant between the northwest flank of the Ashanti Belt and the southeast flank of the Sefwi-Bibiani Belt (Refer to the figure below), and form part of the Asankrangwa Gold Belt - a complex northeast trending shear system, situated along the central axis of the Kumasi Basin, bearing quartz reefs and granitic intrusives, within a zone that is about 15 km wide, and may be traced for a northeast-southwest distance of some 150 km.

The Location of the Asankrangwa Gold Belt in relation to the Ashanti and Sefwi Gold Belts

1.3.2	Mineralisation

Gold mineralisation in the AGM area is hosted in Birimian metasediments and basin-type granites and is associated with major northeast striking, 5 to 40 m wide graphite-chlorite-sericite fault zones. In particular, gold mineralisation is developed where the northeast fault zones intersect major east- to northeast striking fault zones, and especially where they are recognised to have influenced granite emplacement, alteration and Au geochemical trends.

The AGM area contains six major systems of gold-bearing quartz veins hosted by tightly folded and foliated Birimian-age altered sedimentary rocks, and basin-type granites within several well defined parallel structural corridors. The host rock package includes shale, siltstones, granites, and lesser feldspathic sandstones. The sedimentary packages are moderately to strongly folded and foliated with shale generally displaying better development of foliation than siltstone. The intrusive packages generally display less strain than the sedimentary packages. The mineralised quartz veins are syn- to post-kinematic, and generally form sets of sub-vertical to gently dipping veins, with the syn-kinematic veins folded about the dominant axial plane cleavage. The overall trend of the mineralised bodies is northeast with a moderate dip to the west.

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The vein arrays within these bodies have various orientations. The most common orientations are north striking with vertical dips. A generalised stratigraphic column for South-west Ghana is shown below.

PHANEROZOIC
(< 542 Ma)
> 1000 m
Sandstones and shales
Unconformity
Huni Series
Sandstones and phylites
Cross-bedded stratifcation
> 1300 m
2097 ± 2 Ma, Oberthür et al.,1998
(Granitoid intrusion)
TARKWA
GROUP
(2107 - 2097 Ma)
Dolerite Sills
2102 ± 13 Ma, Adadey et al.,2009
(Gabbro)
< 400 m
Tarkwa Phyllites
< 600 m
Banket Conglomerates
(Tarkwa Paleopiacer)
< 2107 Ma (Detrital zircon)
Reinterpreted after Pigois et al.,2003
< 700 m
Kawere Conglomerates
Kawere Conglomerates
Great Unconformity
Phyllites
≈ 1100 m
Volcanoclastics
2136 ± 19 Ma, Adadey et al.,2009
(Granitoid intrusion)
KUMASI
GROUP
(2154 - 2125 Ma)
≈ 700 m
Volcanoclastics
2142 ± 24 Ma, Adadey et al.,2009
(Andesitic volcanism)
Phyllites
≈ 2000 m
Volcanoclastics
< 2154 ± 2 Ma, Oberthür et al.,1998
(Detrital zircon)
Predominantly metasediments
Unconformity
≈ 600 m
Basalts or Andesites
> 2174 ± 2 Ma, Oberthür et al.,1998
(Syn-tectonic granitoid intrusion)
Birimian Supergroup
≈ 700 m
Volcanoclastics
Syn-sedimentary normal faults
≈ 300 m
≈ 300 m
Phyllites
≈ 200 m
Volcanoclastics
SEFWI
GROUP
(> 2174 Ma)
≈ 400 m
Basalts or Andesites
≈ 700 m
Gabbros or diorites
Gabbros or diorites
Predominantly metavolcanics
≈ 600 m
Basalts or Andesites
≈ 500 m
Volcanoclastics
Min seds
≈ 300 m
Basalts or Andesites (with Pillows)
≈ 200 m
Volcanoclastics

Scource: Adapted from Precambrian Research, May 2012, Perroutya, S. et al.

CJM CONSULTING	**Generalised Stratigraphy of Southwest Ghana**	September 2014

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1.4	Mineral Resources and Reserves

Mineral Resources

The AGM Mineral Resources are divided between the Obotan Project (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai deposits) for which a 0.8 g/t cut-off was used, and the Esaase Project (Esaase deposit) for which a 0.6 g/t cut-off was used. The Esaase deposit was estimated in September 2012 by the authours of this report, formerly Minxcon Pty Ltd.

Asanko Gold Mine Mineral Resources as at April 2014
DEPOSIT	MEASURED			INDICATED			TOTAL (M&I)			INFERRED
	Tonnage	Grade	Content	Tonnage	Grade	Content	Tonnage	Grade	Content	Tonnage	Grade	Content
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
NKRAN	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
ADUBIASO	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
ABORE	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
DYNAMITE HILL	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
ASUADAI	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
ESAASE	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
TOTAL	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes:

1) The cut-off grade used for Phase 1, the Obotan Project resources (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai) was 0.8 g/t

2) The cut-off grade used for Phase 2, the Esaase Project (Esaase) resource was 0.6 g/t

3) Columns may not add up due to rounding

4) All figures are in metric tonnes

5) The Mineral Resources are stated as in situ tonnes

6) Individual Densities was used per mineral zone

7) The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table

8) Conversion from gr to oz - 31.10348

Mineral Reserves

Mineral Reserves are not discussed in this report.

1.5	Development and Operations

The AGM is being developed in phases. Phase 1 is developing the Obotan Project, based on the Obotan Definitive Feasibility Study published in September 2012, targeting approximately 2.25 million ounces (“Moz”) of gold production over an 11.5 year Life of Mine (“LoM”) via an open pit contractor mining operation and a 3Mtpa processing plant using conventional carbon-in-leach (“CIL”) technology. The primary source of feed material for the CIL plant is the Nkran pit, with satellite pits at Adubiaso, Abore, Dynamite Hill and Asuadai providing additional feed.

Phase 1 is fully financed and permitted. The capital cost is estimated at US$295 million, based on a Capital Controlled Budget Estimate and determined to a nominal accuracy of +/- 5%. In July 2014, Asanko announced it has signed a US$150 million secured project debt facility with a special purpose vehicle of RK Mine Finance Trust I. Construction on Phase 1 commenced in Q3 2014, with first gold targeted in Q1 2016 and steady state production of 200,000oz/pa of gold expected in Q2 2016.

A detailed LoM plan is being been developed for Phase 1 using the September 2014 Mineral Resource Estimate (‘MRE’) comprising 3.54 Moz of gold in the Measured and Indicated category with an average grade of 2.2 g/t gold at a 0.8 g/t gold cut-off. This detailed plan is expected to be published during Q4 2014 and a NI43-101 will be published during December 2014.

Phase 2 of the AGM will be the development of the Esaase deposit. A Scoping Study is expected to be published in Q1 2015 which will outline the proposed development of Esaase.

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1.6	Conclusions

Nkran:

●	The lithological and structural controls on mineralisation on the complex Nkran deposit have been documented and understood through the re-logging of 35 diamond drillholes conducted by Asanko.

●	The controls identified correlate well with limited historic data available from previous mining operations and partially explain the complexities that were little understood, but recognised by the previous operators.

●	Five phases of deformation can be recognised, and linked to regional events, 3 of which are important gold mineralisation events. The structural evolution of the deposit controls the location and orientation of the lithological units, which play a key role in the location, orientation, plunge and distribution of economic mineralisation within Nkran.

●	The key economically important units within the Nkran deposits consist of the 5 main controlling structures, the Broad Sandstone Domain and the 2 Granite Domains.

●	Seven geological domains have been identified and built based upon the data, which correlate well with the historic pit maps and grade control data which incorporate 85% of the grade data. Within these domains separate geometric controls control the grade orientation.

●	The Nkran Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of Mineral Resources and Reserves.

●	The Mineral Resource estimation indicates reasonable prospects for economic extraction.

Adubiaso:

●	Gold distributions show east dipping 30° to 85mineralised structures of up to 70 m in dip extent. These quartz veins have a generally flat plunge in the plane of the shear zone, average 1-3 m in thickness (at a 0.5 g/t Au cut-off) and appear to have a separation of approximately 10 m vertically.

●	Dextral northeast to southwest offsets are noted in the lithology and mineralisation distributions, and these are represented by faults termed “C-shears”.

●	The amount of offset noted varied in each geological unit. The gold mineralisation and phyllite contacts show the most offset, whilst the porphyry intrusive exhibits the least.

●	The geological domains have been subset into; main (ASZ shear zone), hangingwall (HW) and footwall (FW) areas to discriminate between where the east dipping mineralised structures are isolated (HW and FW) or prevalent in the main shear zone (ASZ).

●	Apparent vertical continuity is implied by the ASZ grade distribution, and this is reflected in previous grade shells that are sub-vertical. There is a clear lack of vertical continuity in the HW and FW domains, and it is recommended that any grade selection methodology within the 0.3 g/t Au domains use the east dipping control.

●	The Adubiaso Project Mineral Resource estimation indicates reasonable prospects for economic extraction.

●	The Adubiaso Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of Mineral Resources and Reserves.

●	CJM Consulting, utilising its own quality control measures, has established that the diamond drilling and subsequent sampling is representative and free of any significant biases or other factors that may materially impact the reliability of the drilling, sampling and analytical results.

●	Further deep drilling will be required to establish a potential underground operation and Mineral Resource at Adubiaso.

●	The need for a centralised database has been recognised in the earlier study and has now been implemented.
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Abore:

●	Building of the three-dimensional lithological models significantly reduces modelling times from more traditional methods and allows the capture of complex geological/structural relationships not previously possible.

●	Previously resource modelling by PMI, through consultants SRK did not capture the geological understanding required to adequately domain the resource model.

●	There are at least two, and potentially three, phases of mineralisation that can be recognised at Abore. Mineralisation is effectively constrained to the granite, with the overall trend of mineralisation at Abore parallel to sub-parallel to that of stratigraphy.

●	The dominant phase of mineralisation at Abore is hosted in shallow west-dipping 1-10 cm thick quartz vein arrays which have developed primarily along the eastern margin of the granite contact and the sandstone- wacke dominated stratigraphy.

●	The plunge of the oreshoots can be interpreted as gently to the northwest and gently-plunging shoots to the southwest. The later, appears to be the most continuous and are likely related to the fault intersections with the granite. The northeast plunging shoots can be explained from vein orientation data. Two dominant vein trends are observed being; a) veins parallel to bedding, and b) gently-dipping extension veins. Importantly the line of the intersection between the two vein sets is the same orientation as the grade defined in the oreshoots which plunge gently to the northeast.

●	The Abore Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of Mineral Resources and Reserves.

●	The Mineral Resource estimation indicates reasonable prospects for economic extraction.

Dynamite Hill:

●	The litho-structural model has been developed with an understanding that an indicator approach will be required to capture the continuity of the high-grade mineralisation 3D litho-structural model for the Dynamite Hill Deposit.

●	The model captures the current understanding on the geology, structure and controls of mineralisation, providing a framework for the development of indicator domains and resource estimation.

●	The modelling approach honours fault kinematics, drill hole geological information, lithology geometry and structural data. Building of the three-dimensional lithological models significantly reduces modelling times from more traditional methods and allows the capture of complex geological/structural relationships not previously possible.

●	Development of the Dynamite Hill model has also drawn on the geological information gained through the development of the litho-structural models for the Nkran, Adubiaso, Asuadai and Abore deposits. The Dynamite Hill model captures a detailed understanding of the geometry and controls of mineralisation required for the development of a robust resource estimate.

●	The geological model supports the distribution and controls of the mineralisation.

●	The Adubiaso Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of Mineral Resources and Reserves.

●	The Mineral Resource estimation indicates reasonable prospects for economic extraction.
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Asuadai:

●	The approach and methodology used for the development of the litho-structural model is consistent with what has previously been completed for the other deposits as part of the Obotan Project.

●	The modelling approach honours fault kinematics, drill hole geological information, lithology geometry and structural data.

●	Building of the three-dimensional implicit lithological models significantly reduces modelling times from more traditional methods and allows the capture of complex geological/structural relationships not previously possible.

●	Development of the Asuadai model has also drawn on the geological information gained through the development of the litho-structural models for the Nkran, Adubiaso and Abore deposits.

●	Previously resource modelling by PMI, completed by SRK used a Leapfrog grade interpolant to develop a model (domains) used to constrain mineralisation which has created "grade shell disks". It is considered that this is not representative of the controls and geometries of mineralisation for the Asuadai Deposit based on the current geological and structural understanding.

●	The geology of Asuadai is similar to that of the Nkran (and Dynamite Hill) Deposit. Both desposits are situated on a 020° trending jog on a regional 040° trending structure. The deposits are characterised by siltstones (phyllites) dominant on the western margin and sandstone dominant on the eastern portion of the deposit.

●	The Asuadai Deposit is relatively complex with a number of controls of mineralisation which influences the geometry of the mineralisation. Two distinct styles of mineralisation can be recognised which include: a) steep ductile type mineralisation and b) shallow dipping quartz veins.

●	The Adubiaso Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of Mineral Resources and Reserves.

●	The Mineral Resource estimation indicates reasonable prospects for economic extraction.

Esaase:

Mineral Resources: Minxcon (Pty) Ltd concluded the following for the Esaase Gold Project:

●	The Esaase Project MRE indicates reasonable prospects for economic extraction.

●	The Esaase Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource classification as embodied in the September 2012 NI 43-101.

1.7	Recommendations

Nkran:

●	There are significant portion of mineralisation in the central part of the Nkran deposit which is outside the current litho-structural domains, which needs to be further investigated to establish if this can be constrained for more reliable grade estimates.

Adubiaso:

●	The Secondary Mineralisation outside the main litho-structural doamins should be further investigated to establish the additional potential and it relationship with the main mineralisation.
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Abore:

●	The development of a litho-structural model has delivered a significant improvement in the geological and structural understanding for the Abore Deposit. It is the application of the geological understanding that will improve the resource estimate, supporting the controls and geometries of mineralisation.

●	Validation of the weathering surfaces - for the purpose of this litho-structural model the weathering surfaces generated by SRK were used. It is recommended to improve the understanding of these weathered surfaces in terms of variations to densities which will influence tonnages and ounce estimates.

Dynamite Hill:

●	The litho-structural model is dynamic and captures the current geological and structural understanding. It is important that the model is continually developed and improved with increased geological knowledge.

●	This model was developed within a tight timeframe and as a result not all the data was available including: A request was made for cross sectional and plan interpretations from the local geological team; however these were not made available.

●	The development of structural and geological models should be an integrated work-stream in which significant input is provided by the local geological teams.

●	There is often a disconnect between the geotechnical models and the geological models. These models should be integrated. Unfortunately the geotechnical data would not be available for another month; hence this litho-structural model was developed without this information.

●	There were a number of geological rock code validation issues in the database with respect to inconsistencies in the rock codes. This requires to be validated as part of the final database. This needs to be supported with an approved geological legend and geological atlas.

●	Further work is recommended in development and hard-domaining of the TNT and Nitro shears which was not completed as part of this scope of work. This would require detailed structural logging of the diamond drill core and further mapping of the exposures.

Asuadai:

●	This geological and structural model should be dynamic and continue to evolve with improved understanding of the Asuadai Deposit. It is recommended that any re-logging of the Asuadai Deposit use this model as a framework to test and confirm the interpretation. Changes in the interpretation should be captured in this geological model.

Esaase:

Minxcon (Pty) Ltd recommended the following for the Esaase Gold Project:

●	Minxcon recommended to use the IK (Indicator Kriging) methodology as a template to redefine the mineral zones and to build new wireframes taking into consideration the lithological pattern.

●	Minxcon recommended to conduct petrographical studies than can help to better understand the mineralisation of the ore body.
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Date and Signature Page

Yours faithfully,

CJ MULLER B.Sc. (Hons) (Geol.), Pr. Sci. Nat. Director	LA Umpire M.Sc. (Geol. Eng.) B.(Hons) (IT), MBA, Pr. Sci. Nat. Geology Manager

Effective Date of Report:	30 September 2014
Issue Date of Report:	24 October 2014
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Table of Contents

1 Executive Summary (Item1)	3

1.1 Property Description	3
1.2 Ownership of the Property	3
1.3 Geology and Mineralisation	4
1.3.1 Regional Geology	4
1.3.2 Mineralisation	5
1.4 Mineral Resources and Reserves	7
1.5 Development and Operations	7
1.6 Conclusions	8
1.7 Recommendations	10

2 Introduction (Item 2)	23

2.1 Issuer Receiving the Report	23
2.2 Terms of Reference and Purpose of the Report	23
2.3 Sources of Information and Data Contained in the Report	23
2.4 Qualified Persons’ Personal Inspection of the Property	23

3 Reliance on Other Experts (item 3)	24

4 Property Description and Location (Item 4)	26

4.1 Background information on Ghana	26
4.2 Project Location	27
4.3 Area of the Property	29
4.4 Location of the Property	29
4.5 Mineral Tenure	34
4.6 Issuer’s Title to/Interest in the Property	35
4.7 Royalties and Payments	35
4.8 Environmental Liabilities	35
4.9 Permits to Conduct Work	35
4.10 Other Significant Factors and Risks	36

5 Accessibility, Climate, Local Resources, Infrastructure and Physiography (Item 5)	36

5.1 Topography, Elevation and Vegetation	36
5.2 Access to the Property	37
5.3 Proximity to Population Centres and Nature of Transport	37
5.4 Climate and Length of Operating Season	37
5.5 Availability and Sufficiency of Rights and Resources	38

6 History (Item 6)	38

6.1 Prior Ownership & Historical Exploration and Development	38
6.1.1 The Obotan Project Properties	38
6.1.2 The Esaase Project Properties	40
6.3 Historical Mineral Resource Estimates	41
6.4 Historical Mineral Reserve Estimates	44
6.5 Historical Production	44
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7 Geological Setting and Mineralisation (Item 7)	45

7.1 Regional, Local and Property Geology	45
7.2 Project Geology	48
7.3 Property Geology	50
7.3.1 Introduction	50
7.3.2 Nkran	51
7.3.3 Adubiaso	54
7.3.4 Abore	55
7.3.5 Dynamite Hill	57
7.3.6 Asuadai	58
7.3.7 Esaase	60
7.4 Mineralisation	64
7.4.1 Nkran	64
7.4.2 Adubiaso	65
7.4.3 Abore	66
7.4.4 Dynamite Hill	67
7.4.5 Asuadai	69
7.4.6 Esaase	69

8 – Deposit Types (Item 8)	71

9 Exploration by previous operators	71

9.1 Obotan	71
9.1.1 AGF/ KIR	71
9.1.2 Resolute	73
9.2 Work conducted by PMI	75
9.2.1 Ground geophysical surveys – IP and VLF	75
9.3 Airborne geophysical survey – Heli-borne VTEM	76
9.1 Esaase	77
9.1.1 Geophysical Programs	77
9.1.2 SAMPLING METHODS AND SAMPLE QUALITY	78

10 Drilling (Item 10)	80

10.1 Introduction	80
10.2 Nkran	80
10.3 Adubiaso	82
10.4 Abore	82
10.5 Dynamite Hill	83
10.6 Asuadai	85
10.7 Esaase	86
10.8 - RC and Core Sampling Procedures	87
10.9 – Factors Influencing the Accuracy of Results	88
10.10 – Exploration Properties – Drill Hole Details	88

11 – Sample Preparation, Analysis and Security (Item 11)	89

11.1 – Sample Handling Prior to Dispatch	89
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11.2 – Sample Preparation and Analysis Procedures	89
11.2.1 Obotan	89
11.2.2 Esaase	90
11.3 Quality Assurance and Quality Control Obotan	91
11.3.1 Quality Control Procedures Resolute Mining Limited [RSG]	91
11.3.2 Quality Control Procedures PMI Gold Corporation [PMI]	92
11.3.3 Quality Control Procedures Asanko Gold Inc. [AKG]	92
11.3.4 QAQC Conclusions	92
11.4 Quality Assurance and Quality Control Esaase	97
11.4.1 Quality Control Procedures	97
11.4.2 Esaase	97
11.4.3 SGS Tarkwa	97
11.4.4 Transworld Tarkwa	98
11.4.5 ALS Kumasi	98
11.4.6 Transworld Laboratory, Tarkwa	99
11.4.7 SGS Laboratory, Tarkwa	100
11.4.8 ALS Laboratory, Kumasi	100
11.4.9 Esaase Field Duplicates	101
11.4.10 Esaase Assay Resplits (Umpire)	101
11.4.11 – Adequacy of Sample Preparation Esaase	101
11.4.12 QAQC Conclusions	102
11.5 Adequacy of Procedures	102
11.6 Adjacent Properties	102

12 – Data Verification (Item 12)	103

12.1 – Data Verification Procedures	103
12.2 - Limitations of Data Verification	103
12.3 – Adequacy of Data	103

13 – Mineral Processing and Metallurgical Testing (Item 13)	104

13.1 – Nature and Extent of Testing and Analytical Procedures – Historical to Current	104

14 Density	107

15 Mineral Resource Estimates (Item 14)	109

15.1 Assumptions, Parameters and Methods Used for Mineral Resource Estimates	109
15.1.1 Nkran	110
15.1.2 Abore	117
15.1.3 Adubiaso	124
15.1.4 Dynamite Hill	130
15.1.5 Asuadai	134
15.1.6 Esaase	139
15.2 Compositing	141
15.2.1 Nkran Compositing	141
15.2.2 Abore Compositing	142
15.2.3 Adubiaso Compositing	142
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15.2.4 Dynamite Hill Compositing	143
15.2.5 Asuadai Compositing	144
15.2.6 Esaase Compositing	145
15.3 Statistical Analysis	145
15.3.1 Nkran Statistical Analysis	145
15.3.2 Abore Statistical Analysis	145
15.3.3 Adubiaso Statistical Analysis	145
15.3.4 Dynamite Hill Statistical Analysis	146
15.3.5 Asaudai Statistical Analysis	146
15.3.6 Esaase	147
15.4 Outlier Analysis	148
15.4.1 Nkran Outlier Analysis	148
15.4.2 Abore Outlier Analysis	148
15.4.3 Adubiaso	149
15.4.4 Dynamite Hill Outlier Analysis	150
15.4.5 Asaudai Outlier Analysis	151
15.4.6 Esaase Outlier Analysis	151
15.5 Variography parameters	153
15.5.1 Nkran Variography parameters	153
15.5.2 Abore Variography parameters	153
15.5.3 Adubiaso Variography parameters	153
15.5.4 Dynamite Hill Variography Parameters	154
15.5.5 Asuadai Variography parameters	154
15.5.6 Esaase Variography parameters	155
15.6 Estimation Methodology	156
15.6.1 Nkran Estimation Methodology	156
15.6.2 Abore Estimation Methodology	158
15.6.3 Adubiaso Estimation Methodology	160
15.6.1 Dynamite Hill Estimation Methodology	163
15.6.2 Asuadai Estimation Methodology	165
15.7 Resource Reporting	167
15.8 – Disclosure Requirements for Mineral Resources Classification	171

16 – Interpretation and Conclusions	179

17 – Recommendations	179

18 – Mineral Reserve Estimates (Item 15)	180

19 – Mining Methods (Item 16)	180

20 – Recovery Methods (Item 17)	180

21 – Project Infrastructure (Item 18)	180

22 – Market Studies and Contracts (Item 19)	180
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23 – Environmental Studies, Permitting and Social or Community Impact (Item 20)	180

24 – Capital and Operating Costs (Item 21)	180

25 – Economic Analysis (Item 22)	180

26 – Adjacent Properties (Item 23)	180

27 – Other Relevant Data and Information (Item24)	181

28 – Interpretation and Conclusions (Item 25)	181

29 – Recommendations (Item 26)	183

30 – Charles Mullers Competent Persons’ Certificate	186

31 – Antonio Umpires Competent Persons’ Certificate	187

32 – References (Item 27)	188

FIGURES

Figure 1: The Location of the Asanko Gold Mine in West Africa	27
Figure 2: The Location of the Various Tenements making up the Asanko Gold Mine	28
Figure 3: Esaase Gold Project Properties and Boundaries	30
Figure 4: Obotan Project area	31
Figure 5: Geology of southwest Ghana highlighting the Regional Geology around the AGM Gold Mine	47
Figure 6: Generalised Stratigraphy of Southwest Ghana	48
Figure 7: Regional total field aeromagnetic image of the Ashanti Belt and adjacent Kumasi Basin	49
Figure 8: Regional Belt-scale Geological Map of the Obotan Project Highlighting the Nkran deposit	51
Figure 9: Property Geological Map	52
Figure 10: The Nkran Pit Geology, after SRK 2002	53
Figure 11: Geological model of the Adubiaso Project	55
Figure 12: Schematic cross-section Abore Deposit south, main lithological units.	56
Figure 13: Abore Pit 2002 SW view. Pale-grey granite in centre of the pit, NNE-trending siltstone- shale rich units cutting the pit	57
Figure 14: Plan view of the geological model for Dynamite Hill, narrow granitic intrusion (orange)	58
Figure 15: Plan view of the geological model for Asuadai, granitic intrusion (diorite)	59
Figure 16: Schematic plan view of the Asuadai deposit, The granite forms the core of the deposit and bounds the two main sedimentary sequences.	60
Figure 17: IP Resistivity, Northeast Structures and Alluvial Mining	61
Figure 18: Core Photos of Lithology from the Esaase Deposit	62
Figure 19: Schematic Structural Model for the Esaase deposit and vicinity	63
Figure 20: Typical Weathering Profile at the Esaase Project Looking North	64
Figure 21: Geology map of Resolute phase 1 pit overlain with grade control and main lode annotation	65
Figure 22: Plan View 155mRL. Abore Deposit. Mineralisation is hosted in the granite intrusion.	67
Figure 23: Presence of steep breccia style lode in core (DYDD13-003)	68
Figure 24: Drill core DYDD13-003 steep and shallow lodes (left) and shallow veins which cut the granite (right)	68
Figure 25: Example of folded and broken early veins	70
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Figure 26: Example of sheeted veining with visible gold	70
Figure 27: Soil Sampling Grids and Anomalies Across Obotan and Esaase	72
Figure 28: Abirem -An Example of a Ground Magnetic survey by Resolute	73
Figure 29: Abore - Regional soil sampling by Leo Shield	74
Figure 30: Ground geophysical surveys	75
Figure 31: VTEM Survey Nkran pit (yellow outline)	77
Figure 32: VTEM 92 m Layered Earth Inversion (LEI) for Esaase	78
Figure 33: Gold in Soil Thematic Map for the Esaase concession	79
Figure 34: Gold in Soil Thematic Map for the Jeni River concession	79
Figure 35: Gold in soil contour map for the Esaase Prospect	80
Figure 36: The Drill Collar Plans based on the Drill Type and PMI Program for Nkran	81
Figure 37: The Drill Collar Plans based on the Drill Type and Company Program for Adubiaso	82
Figure 38: Abore - Plan of drill collar locations showing hole type and company drill program	83
Figure 39: Dynamite Hill Drill Collar Plan	84
Figure 40: Asuadai - Plan of Drill Collar Locations Showing Hole Type and Company Drill Program	85
Figure 41: Drill Hole Locations for the Asanko Esaase Gold Project	86
Figure 42: SGS Accra Au Rpt Column	93
Figure 43: SGS Accra Au Rpt Line	93
Figure 44: INCHCAPE Field Duplicate	94
Figure 45: INCHCAPE AuR	94
Figure 46: INCHCAPE AuS	95
Figure 47: ANALABS Bibiani AuR	95
Figure 48: ANALABS Bibiani AuS	96
Figure 49: ANALABS Obotan AuR - F625 method	96
Figure 50: ANALABS Obotan AuR - F650 method	97
Figure 51: Development of type sections on 100m spacing from re-logged drill holes	110
Figure 52: Geological model of major rock types within the pit	111
Figure 53: Integration of flitch interpretations and historical grade control maps overlain by key structures	112
Figure 54: Nkran West - East view of Weathering Profile	113
Figure 55: Geological Domains used for resource estimation	114
Figure 56: Nkran - Domain D2000, Varmap XY	115
Figure 57: Nkra- Domain D2000, Varmap XZ	116
Figure 58: Nkran Block Model, Main Area, IK>0.3 and showing Search Ellipse	116
Figure 59: Nkran Variogram Ellipse along domain D2000	117
Figure 60: Schematic cross-section South of Abore Deposit, Main lithological units	118
Figure 61: Structural architecture of the Abore Deposit showing the dominant NNE and ENE trending structures	119
Figure 62: Abore West - East view of Weathering Profile	120
Figure 63: Domains used for resource estimation.	121
Figure 64: Abore - Domain GR, Varmap XY	122
Figure 65: Abore - Domain GR, Varmap XZ	122
Figure 66: Abore - Block Model Main Area, IK>0.3 and Search Ellipse	123
Figure 67: Abore -Variogram Ellipse along Domain GR	123
Figure 68: Geological Domains for Asuadai deposit	124
Figure 69: Adubiaso West - east view of Weathering Profile	125
Figure 70: Adubiaso - Domains	126
Figure 71: Adubiaso - Domain “Q”, Varmap XY	127
Figure 72: Adubiaso - Domain “Q”, Varmap ZX	127
Figure 73: Adubiaso - Block Model Main Area, IK>0.3% and Search Ellipse	128
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Figure 74: Adubiaso - Block Model Secondary Area, IK>0.5% and Search Ellipse	128
Figure 75: Adubiaso = Variogram Ellipse along Domain “Q”	129
Figure 76: Dynamite Hill Geological Domains	130
Figure 77: Dynamite Hill - West - East view of Weathering Profile	131
Figure 78: Dynamite Hill Domains	131
Figure 79: Dynamite Hill - Domain GR, Varmap XY	132
Figure 80: Dynamite Hill -Domain GR, Varmap XZ	133
Figure 81: Dynamite Hill - Block Model Main Area, IK>0.3 and Search Ellipsoid	133
Figure 82: Dynamite Hill - Variogram Ellipsoids along Domain GR	134
Figure 83: Plan view of the geological model for Asuadai.	135
Figure 84: Asuadai West - east view of Weathering Profile	136
Figure 85: Asuadai - Granite Domain,Varmap XY	137
Figure 86: Asuadai - Granite Domain, Varmap ZX	137
Figure 87: Asuadai - Block Model Granite Area, IK>0.3% and Search Ellipse	138
Figure 88: Asuadai - Block Model Secondary Area, IK>0.3% and Search Ellipse	138
Figure 89: Asuadai - Variogram Ellipse for the Domain GR	139
Figure 90: Sectional west to east view of domains and weathering profile	140
Figure 91: Geological Domains used for the Resource Estimation	141
Figure 92: Nkran - Histogram of drill hole lengths	141
Figure 93: Abore - Histogram of drill hole lengths	142
Figure 94: Adubiaso Histograms of the sample lengths for the original drill hole data	143
Figure 95: Dynamite Hill - Histogram of sample lengths for drill holes	143
Figure 96: Asuadai Histograms of the sample lengths for the original drill hole data	144
Figure 97: Nkran Block Model Section N 700640	157
Figure 98: Nkran Block Model Section N 700680	157
Figure 99: Nkran Block Model Plan View 40m	158
Figure 100: Abore Block Model Section N 713980	159
Figure 101: Abore Block Model Section N 713940	159
Figure 102: Abore Block Model Plan View 130 m	160
Figure 103: Adubiaso Block Model Section N 704400	161
Figure 104: Adubiaso Block Model Section N 704440	162
Figure 105: Adubiaso Block Model Plan View 80m	162
Figure 106: Dynamite Hill Block Model Section N 707000	163
Figure 107: Dynamite Hill Block Model Section N 707040	164
Figure 108: Dynamite Hill Block Model PlanView 290m	164
Figure 109: Asuadai Block Model Section N 709200	166
Figure 110: Asuadai Block Model Section N 709200	166
Figure 111: Asuadai Block Model Plan View 180m	167
Figure 112: Nkran Resource Classification Section N 700640	174
Figure 113: Abore Resource Classification Section N 713980	174
Figure 114: Adubiaso Resource Classification Section N 704400	175
Figure 115: Dynamite Hill Resource Classification Section N 707000	175
Figure 116: Asuadai Resource Classification Section N 704240	176
Figure 117: NKran Grade Tonnage Curve	176
Figure 118: Abore Grade Tonnage Curve	177
Figure 119: Adubiaso Grade Tonnage Curve	177
Figure 120: Asuadai Grade Tonnage Curve	178
Figure 121: Dynamite Hill Grade Tonnage Curve	178
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TABLES

Table 1: Esaase Mining Lease and Concession Areas	29
Table 2: Obotan Mining Lease and Concession Areas	29
Table 3: Obotan Project Pillar Coordinates	32
Table 4: Esaase Project Pillar Coordinates	33
Table 5: Tenement details for the 4 Mining Leases making up the Asanko Gold Mine	34
Table 6: Prior ownership and ownership changes	41
Table 7: Kiwi Associated Gold Fields 1995 - Nkran Hill historical resource estimates	41
Table 8: Resolute 1996 - Obotan concessions historical resource and reserve estimates	42
Table 9: Resolute 1998 - Obotan concessions historical resource estimates.	42
Table 10: Leo Shield 1998 - Abore historical resource estimates	42
Table 11: Mineral Resources for the Esaase Gold Project dated November 2011	43
Table 12: Mineral Resources for the Esaase Gold Project dated April 2009	43
Table 13: Mineral Resources for the Esaase Gold Project dated December 2007	44
Table 14: Historical Mineral Reserves Estimates for the Obotan Project 2012	44
Table 15: Historical Mineral Reserves Estimate for the Esaase Gold Project 2011	44
Table 16: Obotan historical processed ore by date	45
Table 17: Nkran - Summary of Historical and Recent Drilling Dataset	81
Table 18: Adubiaso - Summary of the Historical and more Recent Drilling Dataset	82
Table 19: Abore - Summary of historical and recent drilling dataset	83
Table 20: Asuadai - Summary of historical and recent drilling dataset	84
Table 21: Asuadai - Summary of historical and recent drilling dataset	85
Table 22: Drilling Summary Statistics for Esaase	86
Table 23: Summary Validated Samples Obotan	91
Table 24: Historical Ore Processes at the Obotan Project by Year	104
Table 25: LOM Metal Recoveries	106
Table 26: Bulk densities summarised by deposit and oxidation state	108
Table 27: Nkran - Mineralised domains used in the resource estimation	117
Table 28: Abore Mineralised domains used in the resource estimation	124
Table 29: Adubiaso - Mineralised domains used in the resource estimation	129
Table 30: Dynamite Hill Mineralised domains used in the resource estimation	134
Table 31: Asuadai Mineralised domains used in the resource estimation	139
Table 32: Adubiaso Composite Analysis of Topcut data	142
Table 33: Asuadai Composite Analysis of Topcut data	144
Table 34: Nkran - descriptive statistics for the various domains generated	145
Table 35: Abore - descriptive statistics for the various domains generated	145
Table 36: Adubiaso descriptive statistics for the various domains generated	145
Table 37: Dynamite descriptive statistics for the various domains generated	146
Table 38: Asudai descriptive statistics for the various domains generated	146
Table 39: Esaase - descriptive statistics for the various domains	147
Table 40: Nkran - Kriging Capping Values per Domain	148
Table 41: Nkran Variography Top-Cut Values per Domain	148
Table 42: Abore Kriging Capping Values per Domain	149
Table 43: Abore Variography Top-Cut Values per Domain	149
Table 44: Adubiaso Kriging Capping Values per Domain	149
Table 45: Adubiaso Variography Top-Cut Values per Domain	150
Table 46: Dynamite Kriging Capping Values per Domain	150
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Table 47: Dynamite Variography Top-Cut Values per Domain	150
Table 48: Asuadai Kriging Capping Values per Domain	151
Table 49: Asuadai Variography Top-Cut Values per Domain	151
Table 50: Esaase Kriging Capping Values per Domain	152
Table 51: Variogram Parameters	152
Table 52: Nkran Variogram Parameters	153
Table 53: Abore Variogram Parameters	153
Table 54: Adubiaso Variogram Parameters	154
Table 55: Dynamite Variogram Parameters	154
Table 56: Asuadai Variogram Parameters	154
Table 57: Esaase Variogram Model Parameters	155
Table 58: Nkran Search ranges and angles.	156
Table 59: Nkran - Number of samples in search.	156
Table 60: Abore Search ranges and angles	158
Table 61: Abore -Number of samples in search	158
Table 62: Adubiaso Search ranges and angles	160
Table 63: Adubiaso - Number of samples in search	161
Table 64: Dynamite Hily - Search ranges and angles	163
Table 65: Dynamite Hill - Number samples in search	163
Table 66: Asuadai Search ranges and angles	165
Table 67: Asuadai -Number of samples in search	165
Table 68: Asanko Gold Mine Mineral Resources as at April 2014	167
Table 69: Nkran Mine Mineral Resources as at April 2014	168
Table 70: Adubiaso Mine Mineral Resources as at April 2014	168
Table 71: Abore Mine Mineral Resources as at April 2014	169
Table 72: Dynamite Hill Mine Mineral Resources as at April 2014	170
Table 73: Asudai Mine Mineral Resources as at April 2014	170
Table 74: Esaase Mine Mineral Resources as September 2012	171
Table 75: Confidence Levels of Key Criteria for Drilling, Sampling and Geology	172
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APPENDICES

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2	INTRODUCTION (ITEM 2)

2.1	Issuer Receiving the Report

CJM Consulting (“CJM”) was commissioned by Asanko Gold Inc. (formerly Keegan Resources Inc., “the Client” or “Asanko”) to compile an NI 43-101 compliant Mineral Resource Estimation (“MRE”) Update Technical Report for the Asanko Gold Mine (“AGM”) in Ghana.

The Asanko Gold Mine (“AGM”) is comprised of two projects, previously referred to as the Obotan Gold Project and the Esaase Gold Project, which is held by Asanko’s wholly owned subsidiaries Adansi Gold Company (GH) Ltd. (“Adansi”) and Keegan Resources (GH) Ltd. (“Asanko”), respectively. Following the acquisition of PMI Gold Corporation Inc (“PMI”) by Asanko in February 2014, the Obotan and Esaase Projects were consolidated.

2.2	Terms of Reference and Purpose of the Report

CJM was commissioned by Asanko to compile a combined NI 43-101 Mineral Resource Estimation Update Technical Report for the AGM in order to meet the terms of reference and scope of work as required by the Client.

This report was compiled in compliance with the specifications as embodied within the Canadian National Instrument 43-101 (“NI 43-101 Code”), as well as the Standards of Disclosure for Mineral Projects as set out by the Canadian Code for reporting of Resources and Reserves - National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP (“NI 43 101”).

2.3	Sources of Information and Data Contained in the Report

The following sources of information were used to compile this report:

●	Asanko Gold Website and various inhouse review reports conducted by Asanko.

●	Independent Qualified Persons’ Report On Esaase Gold Project in the Ashanti Region, Ghana Esaase generated by (Minxcon Pty Ltd) in September 2012

●	Obotan PFS documents generated by GR Engineering on behalf of Adansi

●	Obotan DFS documents generated by GR Engineering on behalf of Adansi

●	PMI Gold Ltd’s Website.

●	Abore Deposit Geological Model Handover Report, June 2014 (HMM Consultancy)

●	Asuadai Deposit Geological Model Handover Report, June 2014 (HMM Consultancy)

●	Dynamite Hill Deposit Geological Model Handover Report 15 july 2014 (HMM Consultancy)

●	Adubiaso 3D Geological Modelling Short Report 26 March 2014 (Optiro)

●	Nkran 3D Geological Model and Constraints on Mineralisation (HMM Consultancy)

●	Technical Report Obotan Gold Project Mineral Resource Estimation - Update March 2012 2012 (SRK)

●	Obotan Gold Project Data Validation, September 2014 (GeoAnalyst)

2.4	Qualified Persons’ Personal Inspection of the Property

The CJM Representative and Competent Person, Charles Muller, personally visited and inspected the Obotan and Esaase Project Areas. He conducted reviews of the data, the available databases, systems and geological models. He conducted a field visit, as well as inspections of the drill core and the core storage facilities for the Esaase Gold Project. The Esaase Project inspection was conducted from the 29th of September, 2012 through to the 2nd of October, 2012 as part of the November 2012 Mineral Resource estimation (“MRE”) of the Esaase Project. The Obotan Project inspection was conducted from the 1st of September through to the 3rd of September, 2014.

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CJM is an independent advisory company. Its consultants have extensive experience in preparing technical and economic advisors’ and valuation reports for mining and exploration companies. Neither CJM nor its representatives have any interest capable of affecting their ability to give a fair opinion, and will not receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees.

The authors of this report are members in good standing of appropriate professional institutions. The following persons are Qualified Persons, as defined in compliance with the reporting requirements for the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (2007) (“the SAMREC Code”), the South African Code for the Reporting of Mineral Asset Valuation (“the SAMVAL Code”), prepared under the auspices of the South African Institute of Mining and Metallurgy (“SAIMM”) and NI43-101*, and are responsible for the preparation of the report:

Charles Muller: Director (PR 400201/04)

Charles has more than 25 years of experience in the mining industry. He has extensive knowledge and experience with respect to geology, geological modelling and Mineral Resource estimation. Charles is proficient in data processing, ore-body modelling and mineral resource evaluation using Datamine™ and other computer packages specifically developed for the minerals industry. In addition, Charles has extensive experience in the fields of sedimentology, gold exploration and target generation of gold, platinum, diamonds, coal and base metal projects. His skills in software development, data system customisation and database integration are widely recognised in the mining industry. Charles has been involved with the modelling and geostatistical evaluation of various ore bodies across the globe. He has presented papers on mineral resource evaluation at international venues and has a number of publications to his credit.

Antonio Umpire: Geology Manager (PR 400372/12)

Antonio is highly experienced in the fields of geology and geological modelling and Mineral Resource estimation. He has worked on underground and open pit mines on international operations for various companies. He is proficient in SQL database engines such as Datashed, Acquire and Fusion and their management, He is also proficient utilising the following software packages: Datamine, Gemcom, Minesight, Voxler, Isatis as well as other computer packages specifically developed for the minerals industry. During his 13 years in the mining industry, Antonio has gained extensive experience in the fields of sedimentology, volcanology, geochemistry and exploration, as well as in the target generation of gold, uranium silver, copper, lead, zinc, iron, sulphur and base metal projects. He is a specialist in integrating exploration or mine data systems and databases using GIS (ArcView). Antonio has been involved with the modelling and geo-statistical evaluation of various intrusive, gold-disseminated volcanic quartz veins and sedimentary mineral bodies across the globe. He has presented papers on geochemistry and evaluation at international venues.

3	RELIANCE ON OTHER EXPERTS (ITEM 3)

CJM has relied on the information supplied by Asanko to be valid and complete; the information applies to and is not limited to the following reports generated by various consultant companies:

●	Asanko Gold Website and various inhouse review reports conducted by Asanko.

●	Independent Qualified Persons’ Report On Esaase Gold Project in the Ashanti Region, Ghana Esaase generated by (Minxcon Pty Ltd) in September 2012

●	Obotan PFS documents generated by GR Engineering on behalf of Adansi

●	Obotan DFS documents generated by GR Engineering on behalf of Adansi

●	PMI Gold Ltd’s Website.

●	Abore Deposit Geological Model Handover Report, June 2014 (HMM Consultancy)
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●	Asuadai Deposit Geological Model Handover Report, June 2014 (HMM Consultancy)

●	Dynamite Hill Deposit Geological Model Handover Report 15 july 2014 (HMM Consultancy)

●	Adubiaso 3D Geological Modelling Short Report 26 March 2014 (Optiro)

●	Nkran 3D Geological Model and Constraints on Mineralisation (HMM Consultancy)

●	Technical Report Obotan Gold Project Mineral Resource Estimation - Update March 2012 2012 (SRK)

●	Obotan Gold Project Data Validation, September 2014 (GeoAnalyst)

In addition, CJM has depended on information provided by Asanko in the compilation of this Technical Report, in the form of Technical Reports, drillhole data and personal communications. CJM has scrutinised all the information provided by these companies and is satisfied that the information is sound and could be used in this NI 43-101 Technical Report. The QP and compiler of this report, Charles Muller, is not qualified to comment on any environmental or legal considerations relating to the status of the Asanko tenements.

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4	PROPERTY DESCRIPTION AND LOCATION (ITEM 4)

4.1	Background information on Ghana

Ghana is a country on the West Coast of Africa. It shares boundaries with Togo to the east, la Cote d'Ivoire to the west, Burkina Faso to the north and the Gulf of Guinea, to the south. The country's economy is dominated by agriculture, which employs about 40 percent of the working population. Ghana is one of the leading exporters of cocoa in the world. Lesser cash crops include palm oil, rubber, coffee and coconuts. Cattle are farmed in northern Ghana.

Gold represents Ghana’s major export commodity, followed by cocoa and timber products. Manganese, bauxite and diamonds are also mined. Tourism is growing rapidly. Ghana is the world’s tenth and Africa’s second largest producer of gold. It is also a significant exporter of commodities such as lumber. A recent discovery of oil in the Gulf of Guinea could make Ghana an important oil producer and exporter in the next few years.

Ghana has an estimated population of 25,199,609 (July 2013 est.) and covers an area of approximately 238,500 km². Ghana has a large variety of African tribal or sub-ethnic units. The main groups include the Akan (45%), Moshi-Dagomba (15%), Ewe (12%) and Ga (7%) people. English is the official language, a legacy of British colonial rule. Twi is the most widely spoken African language. Birth rates are high compared with world averages, and the annual rate of population growth is one of the highest in the world, although about average for sub-Saharan Africa. The majority of the population are Christian (69%) whilst the northern ethnic groups are largely Muslim (16%) and indigenous beliefs (21%) are also practiced throughout the country.

In 1957, Ghana (formerly known as the Gold Coast) became the first country in sub-Saharan Africa to gain independence. After leading the country for nine years, the nation's founding president, Kwame Nkrumah was overthrown in a coup d'etat in 1966. After Kwame Nkrumah, Ghana was ruled by a series of military despots with intermittent experiments with democratic rule, most of which were curtailed by military takeovers. The latest and most enduring democratic period started in 1992, with the drafting of a new constitution, and it is what has gained recognition for Ghana as a leading democracy in Africa. Ghana is governed under a multi-party democratic system, with elected presidents allowed to hold power for a maximum of two terms of four years.

Most of the major international airlines fly into and from the international airport in Ghana’s modern coastal Capital City, Accra. Domestic air travel is thriving and the country has a vibrant telecommunications sector, with six cellular phone operators and several internet service providers. Ghana predominantly has a tropical climate, but consists mostly of low savannah regions with a central, hilled forest belt. Ghana’s one dominant geographic feature is the Volta River, upon which the Akosombo Dam was built in 1964. The damming of the Volta created the enormous Lake Volta, which occupies a sizeable portion of Ghana’s southeastern territory.

Ghana has substantial natural resources and a much higher per capita output than many other countries in West Africa. Nevertheless, it remains dependent on international financial and technical assistance. Inflation, decreasing currency exchange rate and high interest rates have caused concern in recent years, but are improving with more stringent fiscal and monetary policies. Since the early 1980s, the government of Ghana has made a sustained effort to improve and liberalise the fiscal policies of the country in order to attract private investment and stimulate economic growth. Many state-owned companies have been privatised.

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4.2	Project Location

The AGM tenements are located in the Amansie West District, of the Ashanti Region of Ghana, approximately 250 km North West of the capital Accra and some 50-80 km south west of the regional capital Kumasi (Figure 1). The AGM tenements are found within a 15 km radius of each other.

Figure 1: The Location of the Asanko Gold Mine in West Africa

Asanko Gold Mine
Kumasi
Obuasi
Sunyani
Techiman
Kintampo
Tamale
Bolgatanga
Wa
Yendi
Salaga
Damongo
Ejura
Nkawkaw
Koforidua
Oda
Accra
Tema
Cape Coast
Winneba
Swedru
Takoradi
Tarkwa
Prestea
Axim
Aboisso
Abengourou
Bondoukou
Tanda
Bouna
Gaoua
Diebougou
Dano
Leo
Burkina Faso
Ghana
Dapaong
Lama-Kara
Bassar
Sokode
Sotouboua
Atakpame
Badou
Hohoe
Kpalime
Ho
Kpele
Lome
Togo
Cote d'Ivoire
Lake Volta
Black Volta
White Volta
Oti
Sene River
Nasia River
Mole River
0 25 50 100 Kilometers
2°W
0°
10°N
8°N
6°N
0 1,000 2,000 4,000
Kilometers

The AGM is being developed in phases and, as such, is divided into two distinct projects. Phase 1 is the development of the Obotan Project, which comprises the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai

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deposits and was formerly owned by PMI Gold Corporation (“PMI”). Phase 2 will be the development of the Esaase Project, which comprises the Esaase deposit which was discovered and explored by Asanko, and is located north of the Obotan Project Area (Figure 2).

Figure 2: The Location of the Various Tenements making up the Asanko Gold Mine

2°4'W
2°W
1°56'W
1°52'W
N
6°32'N
6°28'N
6°24'N
6°20'N
6°16'N
6°12'N
Amankyea
Tetekaaso
Bontomurso
Mpatoam
Esaase
Manhyia
Ahwerewa
Mepom
Tetekaso
Esaase
Mpatoam
Sky Gold Area "D"
Ntobroso
Aniamoa
Adobewora
Essuowin
Dawohodo
Bonteso
Jeni River
Akatanise
Moseaso
Sky Gold Area "C"
Adukroma
Owuokurom
Manso Nkwanta
Akuntam
Akuntam
Nkasu
Manso-Atwere
Abore
Abore
Gyadukurom
Abore
Beposo
Adubea
Asuadai
Adubea
Dynamite Hill
Kobinaso
Ebriam
Kampese
Kaniago
Adubiaso
Akwasiso
Abirem
Gyagyatreso
Kaniago
Kobriso
Kwankyiabo
Nkran
Konuase
Esienkyiem
Takorase
Afraso
Asaman
Datano
Datano
Nkronua Atifi
Afiefiso
New Obuase
Amoyaw
Adeade
0
2.5
5
10
Kilometers
Legend
Towns
Deposits
Keegan Resources
PMI Gold Corporation

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The Esaase Project, the northernmost of the individual AGM Project areas, is located approximately 50 km from Kumasi and may be accessed via 40 km of tarred roads to the village of Amankyea and then via secondary gravel roads via the villages of Ahwerewa and Tetrem.

The Obotan Project is located 70-80 km from Kumasi and is accessed by travelling 35 km south to Anwiankwanta Junction, and then west into the project area on surfaced and unsurfaced all-weather roads. The five deposits comprising the Obotan Project are spread over a 15 km stretch of the Asankrangwa Gold Belt.

4.3	Area of the Property

CJM has not independently verified, nor is it qualified to independently verify, the legal status of the mineral properties in Ghana in which Asanko is understood to have an interest. In preparing this report, CJM has assumed that the properties are lawfully accessible for evaluation and also mineral production. The areas of the respective Mining Leases and Concessions are tabulated in Table 1 and Table 2

Table 1: Esaase Mining Lease and Concession Areas
Concession	Licence Type	Size Km2
Esaase Project Concessions
Esaase	Mining Lease	28.77
Jeni River	Mining Lease	43.45
Dawohodo	Prospecting	11.37
Mepom	Prospecting	2.65
Mpatoam	Prospecting	8.68
Sky Gold Area "C"	Reconnaissance	4.57
Sky Gold Area "D"		1.29
Esaase Total	6	100.78

Table 2: Obotan Mining Lease and Concession Areas
Concession	Licence Type	Size Km2
Obotan Project Concessions
Abirem	Mining Lease	47.20
Abore	Mining Lease	34.18
Adubea	Mining Lease	13.38
Afiefiso	Prospecting	8.44
Datano	Mining Lease	53.71
Gyagyatreso	Prospecting	10.83
Kaniago	Prospecting	25.27
New Obuase	Prospecting	27.67
Obotan Total	8	220.68

The lease/concession boundaries have not been legally surveyed, but are described by latitude and longitude via degree.

4.4	Location of the Property

Asanko holds six (6) Mining Leases, seven (7) Prospecting Licenses, and one (1) Reconnaissance License which collectively make up the AGM and spans 30 km strike length of the Asankrangwa

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Gold Belt. The AGM is made up of the Esaase Project Area (Figure 3) and the Obotan Project Area (Figure 4), each of which consists of a series of continuous concessions. These concessions cover an area of approximaly 321.46 km2, between latitudes 6° 11' 54.985" N and 6° 35' 33.074" N, and longitudes 2° 4' 59.195" W and 1° 51' 25.040" W.

Figure 3: Esaase Gold Project Properties and Boundaries

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Figure 4: Obotan Project area

2°8'W
2°4'W
2°W
1°56'W
N
6°28'N
6°24'N
6°20'N
6°16'N
6°12'N
Akataniase
Owuokurom
Kobenakumakurom
Akuntam
Akuntam
Nkasu
Abore
Abore
Suntreso
Gyadukurom
Abore
Beposo
34.18 Sq Km
13.38 Sq Km
Asuadai
Asuadai
Adubea
Adubea
Dynamite Hill
Kobinaso
Ebriam
Kampese
Kaniago
Adubiaso
Akwasiso
25.27 Sq Km
47.20 Sq Km
Gyagyatreso
Kaniago
Abirem
10.83 Sq Km
Kobriso
Nkran
Konuase
Kwankyiabo
Nkran
Esienkyiem
Takorase
Afraso
Asaman
Datano
Datano
Nkronua Atifi
53.71 Sq Km
27.67 Sq Km
8.44 Sq Km
Bethlehem
Afiefiso
New Obuase
Ameyaw
Ntem
Domeabra
Adeade
Esuadei
Legend
Towns
Deposits
Obotan Project Area
0
2.5
5
10
Kilometers

The concessions in the Obotan and Esaase Areas have the following corner coordinates tabulated in Table 3 and Table 4 .

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Table 3: Obotan Project Pillar Coordinates
Pillars	Project	Longitude DMS	Latitude DMS
1	Obotan	1° 56' 59.179" W	6° 28' 39.960" N
2	Obotan	1° 56' 59.179" W	6° 28' 9.960" N
3	Obotan	1° 57' 14.180" W	6° 28' 9.960" N
4	Obotan	1° 57' 14.180" W	6° 27' 54.961" N
5	Obotan	1° 57' 29.180" W	6° 27' 54.961" N
6	Obotan	1° 57' 29.180" W	6° 27' 24.962" N
7	Obotan	1° 57' 14.180" W	6° 27' 24.962" N
8	Obotan	1° 57' 14.180" W	6° 27' 9.962" N
9	Obotan	1° 56' 59.179" W	6° 27' 9.962" N
10	Obotan	1° 56' 59.179" W	6° 26' 54.962" N
11	Obotan	1° 56' 29.178" W	6° 26' 54.962" N
12	Obotan	1° 56' 29.178" W	6° 27' 9.962" N
13	Obotan	1° 55' 29.176" W	6° 27' 9.962" N
14	Obotan	1° 55' 29.177" W	6° 27' 24.961" N
15	Obotan	1° 55' 14.176" W	6° 27' 24.962" N
16	Obotan	1° 55' 14.176" W	6° 27' 54.961" N
17	Obotan	1° 54' 59.175" W	6° 27' 54.961" N
18	Obotan	1° 54' 59.175" W	6° 25' 9.965" N
19	Obotan	1° 55' 29.177" W	6° 25' 9.965" N
20	Obotan	1° 55' 29.177" W	6° 23' 24.967" N
21	Obotan	1° 55' 44.177" W	6° 23' 24.967" N
22	Obotan	1° 55' 44.177" W	6° 23' 9.968" N
23	Obotan	1° 55' 59.178" W	6° 23' 9.968" N
24	Obotan	1° 55' 59.177" W	6° 21' 24.970" N
25	Obotan	1° 54' 59.176" W	6° 21' 24.970" N
26	Obotan	1° 54' 59.176" W	6° 20' 9.972" N
27	Obotan	1° 56' 22.179" W	6° 20' 9.972" N
28	Obotan	1° 56' 22.179" W	6° 15' 26.979" N
29	Obotan	1° 59' 29.184" W	6° 15' 26.979" N
30	Obotan	1° 59' 29.185" W	6° 17' 31.976" N
31	Obotan	1° 59' 59.185" W	6° 17' 31.976" N
32	Obotan	1° 59' 59.185" W	6° 19' 9.974" N
33	Obotan	2° 0' 29.186" W	6° 19' 9.974" N
34	Obotan	2° 0' 29.186" W	6° 18' 54.974" N
35	Obotan	2° 0' 44.187" W	6° 18' 54.974" N
36	Obotan	2° 0' 44.186" W	6° 18' 24.975" N
37	Obotan	2° 0' 59.187" W	6° 18' 24.975" N
38	Obotan	2° 0' 59.187" W	6° 13' 9.983" N
39	Obotan	2° 1' 14.188" W	6° 13' 9.983" N
40	Obotan	2° 1' 14.188" W	6° 12' 39.983" N
41	Obotan	2° 1' 29.188" W	6° 12' 39.983" N
42	Obotan	2° 1' 29.188" W	6° 12' 24.984" N
43	Obotan	2° 2' 29.190" W	6° 12' 24.984" N
44	Obotan	2° 2' 29.190" W	6° 11' 54.985" N
45	Obotan	2° 2' 59.191" W	6° 11' 54.985" N
46	Obotan	2° 2' 59.191" W	6° 12' 24.984" N
47	Obotan	2° 4' 59.195" W	6° 10' 26.987" N
48	Obotan	2° 4' 59.195" W	6° 15' 9.980" N
49	Obotan	2° 1' 44.188" W	6° 15' 9.980" N
50	Obotan	2° 1' 38.989" W	6° 15' 24.979" N
51	Obotan	2° 1' 14.188" W	6° 15' 24.979" N
52	Obotan	2° 1' 14.188" W	6° 18' 39.974" N
53	Obotan	2° 0' 59.187" W	6° 18' 39.974" N
54	Obotan	2° 0' 59.187" W	6° 19' 9.974" N
55	Obotan	2° 0' 44.187" W	6° 19' 9.974" N
56	Obotan	2° 0' 44.187" W	6° 19' 39.973" N
57	Obotan	2° 0' 59.187" W	6° 19' 39.973" N
58	Obotan	2° 0' 59.187" W	6° 20' 9.973" N
59	Obotan	2° 3' 59.193" W	6° 20' 9.972" N
60	Obotan	2° 3' 59.193" W	6° 20' 39.972" N
61	Obotan	2° 4' 14.193" W	6° 20' 39.972" N
62	Obotan	2° 4' 14.193" W	6° 21' 39.970" N
63	Obotan	2° 4' 29.194" W	6° 21' 39.970" N
64	Obotan	2° 4' 29.194" W	6° 22' 24.969" N
65	Obotan	2° 2' 14.189" W	6° 22' 24.969" N
66	Obotan	2° 2' 14.189" W	6° 21' 54.970" N
67	Obotan	2° 1' 29.188" W	6° 21' 54.970" N
68	Obotan	2° 1' 29.188" W	6° 21' 39.970" N
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69	Obotan	2° 1' 14.187" W	6° 21' 39.970" N
70	Obotan	2° 1' 14.187" W	6° 21' 24.971" N
71	Obotan	2° 0' 29.186" W	6° 21' 24.970" N
72	Obotan	2° 0' 29.186" W	6° 21' 54.970" N
73	Obotan	2° 0' 14.185" W	6° 21' 54.970" N
74	Obotan	2° 0' 14.186" W	6° 22' 24.969" N
75	Obotan	1° 59' 59.185" W	6° 22' 24.969" N
76	Obotan	1° 59' 59.185" W	6° 22' 39.969" N
77	Obotan	1° 58' 44.183" W	6° 22' 39.969" N
78	Obotan	1° 58' 44.183" W	6° 22' 54.968" N
79	Obotan	1° 57' 29.180" W	6° 22' 54.968" N
80	Obotan	1° 57' 29.180" W	6° 23' 9.968" N
81	Obotan	1° 56' 14.178" W	6° 23' 9.968" N
82	Obotan	1° 56' 14.178" W	6° 23' 24.967" N
83	Obotan	1° 57' 14.180" W	6° 23' 24.968" N
84	Obotan	1° 57' 14.180" W	6° 25' 9.965" N
85	Obotan	1° 59' 59.185" W	6° 25' 9.965" N
86	Obotan	1° 59' 59.185" W	6° 25' 39.964" N
87	Obotan	1° 59' 44.184" W	6° 25' 39.964" N
88	Obotan	1° 59' 44.184" W	6° 25' 54.964" N
89	Obotan	1° 59' 29.184" W	6° 25' 54.964" N
90	Obotan	1° 59' 29.184" W	6° 26' 9.963" N
91	Obotan	1° 59' 14.184" W	6° 26' 9.963" N
92	Obotan	1° 59' 14.183" W	6° 26' 39.963" N
93	Obotan	1° 58' 59.183" W	6° 26' 39.963" N
94	Obotan	1° 58' 59.183" W	6° 26' 54.962" N
95	Obotan	1° 58' 44.182" W	6° 26' 54.962" N
96	Obotan	1° 58' 44.183" W	6° 27' 24.962" N
97	Obotan	1° 58' 29.182" W	6° 27' 24.962" N
98	Obotan	1° 58' 29.182" W	6° 27' 54.961" N
99	Obotan	1° 58' 14.182" W	6° 27' 54.961" N
100	Obotan	1° 58' 14.182" W	6° 28' 24.960" N
101	Obotan	1° 58' 29.182" W	6° 28' 24.960" N
102	Obotan	1° 58' 29.182" W	6° 28' 39.960" N

Table 4: Esaase Project Pillar Coordinates
Pillars	Project	Longitude DMS	Latitude DMS
1	Esaase	1° 53' 2.095" W	6° 35' 33.074" N
2	Esaase	1° 51' 25.058" W	6° 35' 33.038" N
3	Esaase	1° 51' 25.040" W	6° 35' 2.004" N
4	Esaase	1° 53' 19.968" W	6° 33' 23.162" N
5	Esaase	1° 53' 18.000" W	6° 30' 0.000" N
6	Esaase	1° 53' 47.000" W	6° 30' 0.000" N
7	Esaase	1° 53' 47.000" W	6° 30' 18.000" N
8	Esaase	1° 54' 19.000" W	6° 31' 16.000" N
9	Esaase	1° 55' 0.000" W	6° 30' 47.000" N
10	Esaase	1° 55' 27.000" W	6° 30' 58.000" N
11	Esaase	1° 56' 3.000" W	6° 30' 45.000" N
12	Esaase	1° 56' 7.000" W	6° 30' 28.000" N
13	Esaase	1° 56' 37.000" W	6° 30' 28.000" N
14	Esaase	1° 56' 42.000" W	6° 30' 9.000" N
15	Esaase	2° 1' 3.000" W	6° 29' 15.004" N
16	Esaase	2° 1' 2.924" W	6° 30' 47.297" N
17	Esaase	1° 59' 58.952" W	6° 32' 15.682" N
18	Esaase	2° 0' 0.602" W	6° 33' 31.035" N
19	Esaase	1° 59' 57.998" W	6° 33' 30.999" N
20	Esaase	1° 58' 26.000" W	6° 32' 37.000" N
21	Esaase	1° 57' 31.000" W	6° 33' 51.998" N
22	Esaase	1° 57' 2.428" W	6° 34' 0.065" N
23	Esaase	1° 56' 35.999" W	6° 34' 10.999" N
24	Esaase	1° 56' 12.998" W	6° 34' 12.000" N
25	Esaase	1° 56' 0.000" W	6° 34' 19.999" N
26	Esaase	1° 55' 49.001" W	6° 34' 39.000" N
27	Esaase	1° 55' 35.001" W	6° 34' 45.998" N
28	Esaase	1° 55' 15.999" W	6° 34' 44.000" N
29	Esaase	1° 54' 51.998" W	6° 34' 50.001" N
30	Esaase	1° 54' 38.001" W	6° 34' 55.999" N
31	Esaase	1° 54' 23.001" W	6° 35' 16.001" N
32	Esaase	1° 54' 18.000" W	6° 35' 15.000" N
33	Esaase	1° 54' 15.001" W	6° 34' 54.001" N
34	Esaase	1° 54' 1.001" W	6° 34' 58.001" N
35	Esaase	1° 53' 58.999" W	6° 35' 3.999" N
36	Esaase	1° 53' 43.001" W	6° 35' 1.000" N
37	Esaase	1° 53' 2.014" W	6° 35' 7.973" N
38	Esaase	1° 59' 18.019" W	6° 29' 35.498" N
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4.5	Mineral Tenure

Asanko’s concessions within the Asankrangwa Gold Belt consist of Six (6) Mining Leases and Seven (7) Prospecting Licenses and one (1) Reconnaissance License. Of these concessions, four Mining Leases make up the Asanko Gold Mine (Table 5). The Mining Law divides the various licenses that can be granted for a mineral right into three sequential categories- reconnaissance license, prospecting license and a mining lease - defined under the Minerals and Mining Act 2006 (Act 703), as follows:

Reconnaissance License (Sections 31-33)

A reconnaissance license entitles the holder to search for specified minerals by geochemical, geophysical and geological means. It does not generally permit drilling, excavation, or other physical activities on the land, except where such activity is specifically permitted by the license. It is normally granted for 12 months, and may be renewed for a period not exceeding 12 months, if it is in the public interest. The area extent is negotiable, related to the proposed reconnaissance program.

Prospecting License (Sections 34-38)

A prospecting license entitles the holder to search for the stipulated minerals and to determine their extent and economic value. This license is granted initially for a period of up to three years covering a maximum area of 150 km2. This may be renewed for an additional period of two years but with a 50% reduction or “shedding off” in the size of the license area if requested. A prospecting license will only be granted if the applicant shows adequate financial resources, technical competence and experience and shows an adequate prospecting program. It enables the holder to carry out drilling, excavation and other physical activities on the ground.

Mining Lease (Sections 39-46)

When the holder of a prospecting license establishes that the mineral to which the license relates is present in commercial quantities, notice of this must be given to the Minister and if the holder wishes to proceed towards mining, an application for a mining lease must be made to the Minister within three months of the date of the notice.

Table 5: Tenement details for the 4 Mining Leases making up the Asanko Gold Mine
Tenement name	100% owned title holder	Minerals Commission file	Current grant date	Current expiry date	Status of license	Distributed profit interest	3rd party NSR on License
Esaase	Keegan	EPA/PR/PN/804	04/09/1990	03/09/2028	Mining area applied for	10%	0.5%
Abore	Adansi	PL 6/303	02/11/2012	01/11/2017	Valid	10%
Abirem	Adansi	PL 6/303	28/03/2013	27/03/2026	Valid	10%
Adubea	Adansi	PL 6/310	02/11/2012	01/11/2018	Valid	10%

CJM has not independently verified, nor is it qualified to independently verify, the legal status of the mineral properties in Ghana in which Asanko is understood to have an interest. In preparing this report, CJM has assumed that the properties are lawfully accessible for evaluation and also mineral production.

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4.6	Issuer’s Title to/Interest in the Property

The Asanko Gold Mine and the Mining Leases on which it is based are owned 100% by Adansi Gold Company (GH) Ltd. and Keegan Resources (GH) Ltd. Asanko owns 90% of Adansi and Asanko with the Government of Ghana owning a 10% free-carried interest. The Leases are also subject to a 5% NSR owed to the Government of Ghana. The Esaase Lease is also subject to an additional 0.5% royalty owed to the Bonte Liquidation Committee (“BLC”).

4.7	Royalties and Payments

The Mining Leases grant the government a 10% free carried interest in all permits within the country as a standard. The government interest only comes into effect at the production stage. The leases also contain provisions for a 5% government royalty and in the case of the Esaase Mining Lease an additional 0.5% royalty is owed to the Bonte Liquidation Committee.

4.8	Environmental Liabilities

On advice from Asanko, under the current ownership arrangement and status of holdings, there is no environmental liability held over Adansi or Asanko for any of the AGM concessions.

At the Esaase Project, the axis of the Bonte valley floor has experienced large land disturbances, stretching approximately 16 km from the Esaase deposit to the Offin River, caused by the large silting of the associated drainage system as a result of the Bonte Gold Mines (“BGM”) alluvial operation. The silting has resulted in the rerouting of the courses of the relatively small Bonte and Jeni Rivers.

BGM successfully re-vegetated a substantial percentage of the disturbed land; however, some of the shallow mined areas, particularly on the Jeni River Mining Lease were not reclaimed by BGM at the time of bankruptcy / closure of the operation. In addition to this, intense levels of illegal artisanal mining activity have caused widespread disturbances to the Bonte River valley on the Jeni River Mining Lease.

Neither Asanko nor its wholly owned subsidiary assume any environmental liability to any resulting environmental liabilities arising from the operations of the Bonte Gold Mines on the Esaase Project concessions under the agreement with the liquidation committee acting on behalf of the Ghanaian Government, nor to any subsequent disturbances caused by illegal artisanal mining activities.

A series of shallow impoundments that were constructed by BGM as settling ponds for clay-rich sediments from the recovery plans have naturally vegetated since closure to become a series of wetlands on the Esaase concession. Asanko had previously agreed to reclaim the tailings as a part of any large-scale mining operation in the drainage of the Jeni River concession associated with the Esaase Project. A moderate sized stockpile of washed gravels remains at the site of the Jeni River recovery plant.

4.9	Permits to Conduct Work

The Esaase, Abore, Abirem, and Adubia Mining Leases contain all of the resources defined to date. All other concessions in the project areas contain exploration potential defined to date and in some instances locations for infrastructure. The Ghana Environmental Protection Agency (“EPA”) grants permits on a perennial basis to conduct exploration. On advice from Asanko, with respect to the Obotan Project areas, all permitting within the afore-mentioned governmental permitting structure is up to date and accounted for.

Prior to approval to commence operations being granted by the Ghanaian government, Asanko will complete and submit an Environmental and Social Impact Assessment to the EPA.

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In November, 2012, the Company formally received mining leases on the Abore-Abirem and Adubea prospecting licences. The mining leases have been granted for different periods, with the Abore lease expiring on November 1, 2017, the Abirem lease expiring on March 27,2026, and the Adubea lease due to expire on November 1, 2018. All leases are renewable under the terms of the Minerals and Mining Act, 2006. In conjunction with the formal issue of the Mining Leases, the Company also received a key water discharge permit which will allow the commencement of dewatering operations of the Nkran and Adubiaso pits. As such, all necessary permits to begin construction of Phase 1 of the AGM (the Obotan Project) have been obtained and at the time of writing of this report, construction activity was underway.

In addition, the Company received the Environmental Invoice (the "Invoice") and Water Use Permits for the Esaase deposit from the relevant Ghanaian Regulatory Authorities in March 2014. The Invoice, issued by the Environmental Protection Agency ("EPA"), through its Technical Review Committee, is a pre-cursor to receiving the final Environmental Permit. Asanko will now finalize its EIS to incorporate the comments of the Invoice, which are not onerous, and submit it to the EPA for final permitting, which will occur in due course. Following the receipt of the Invoice from the EPA, Asanko have applied for and received a temporary mining permit. As such, Asanko is able to commence early works at the Esaase site at its discretion.

In addition, the Company has also received three key Water Use Permits required for the Esaase site from the Ghanaian Water Resources Commission ("WRC"). The permits will allow the Company to abstract boreholes for domestic, construction and operations purposes at the Esaase site and are valid for an initial period of three years and renewable thereafter.

4.10	Other Significant Factors and Risks

To the knowledge of CJM, and based on information provided to CJM by Asanko, there are not any significant factors or risks that may affect access to or work on the property.

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 5)

5.1	Topography, Elevation and Vegetation

The AGM project lies within the Adansi West district of the Western region of Ghana which consists of hilly terrain dissected by broad, flat drainage areas. These drainage areas typically form swamps in the wet season. Hilltops generally are of similar elevations due to reflecting the elevation of a previous erosional peneplain and the subsequent subsequent extensive erosion. Maximum elevations tend to be approximately 400 m above sea level. The Obotan Project Area generally lies below 200 m in elevation. The Esaase Property Area is drained by the Bonte River. The Bonte River is bounded on both sides by steep hills that reach heights of approximately 500 m above mean sea level. The area is predominantly utilised for subsistence farming producing mainly food crops such as plantain, corn, cassava, yam, tomatoes and some cash crop such as cocoa and oil palm. About 50% of this land is covered by secondary forest and thick brush. The valley floor has been extensively mined for placer deposits and now consists primarily of placer tailings. Hillsides are typically steep, though the overall topographical amplitude is considered to be low. Ecologically, the project area is situated in the Wet Evergreen Forest Zone.

The concession area consists of low, gently undulating hills. The soils of the area fall within the Bekwai and Nzema Oda compound Association. The Bekwai series soils are found on the summits and on the upper slopes of the hills in the area. These soils are generally deep to very deep (over 20 cm), and contain humus. They typically are well drained, red in colour, loam to clay loam in character, but may be gravelly and concretionary, with well-developed sub-angular blocky structure and clay cutans within the subsoils. The

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soils are acidic throughout the profile. A typical profile of the Bekwai series consist of a thick topsoil of up to 19 cm of dark brown to dusky red, humus stained, loam to clay loam, weak fine granular structure with moderate acidic reaction. The Nzema Oda series soils are heavy-textured soils developed on alluvial deposits along streams of the area. These soils are poorly drained and are subjected to flooding during the wet seasons. They are greyish in colour with prominent yellowish orange mottles. The soils are deep, acidic with clay loam to clay textures. They are however structureless within the subsoils. The Nzema Oda soils may have limited quartz gravels and stones occurrences at the base of a typical profile. The upland soils are suitable for the production of a number of climatically suited tree and food crops as well as cereals, legumes and vegetables. Tree crops such as cocoa, coffee, citrus, oil palm, avocado pear, and mangoes would do well on these soils. Cassava, yams, plantain, and banana may also be grown successfully on these soils. Maize is a common crop in the area.

The Project are has been largely transformed. Extensive degradation has taken place in recent years. The main land uses include secondary forest, subsistence and cash crop farming and artisanal mining. There are several local villages near the Project site, the closest being the Manso Nkran village.

5.2	Access to the Property

The Obotan Project Area is accessed from the city of Kumasi, south towards Obuasi on the Kumasi-Dunkwa highway to the Anwian-Kwanta junction then approximately 20 km west from this junction through Poano and Antoakurom on a tarred road onto a laterite road for approximately 30 km through Manso Akropon, Manso Atwere, Manso Nkwanta, Suntreso, Gyadukurom to Abore. At Abore, the road branches northwest to Akuntam, then northeast to Nkasu. At Gyadukurum, the road branches off south to Asuadai, Dynamite Hill, and Adubea. At Adubea, the road continues south to Kumpese and westward to Abirem, to Besease, then north to Mmooho. At Kumpese, the road branches south to Akwasiso, south west to Koninase and to Nkran and Adubiaso. Areas of interest within the concession are reached via a combination of secondary roads, four wheel drive tracks, logging roads, and farming/ hunting footpaths.

The Esaase Property is accessed from the city of Kumasi city by taking the tarred Sunyani-Kumasi road west for 10 km to the Bibiani Junction at Abuakwa and then southwest for 10 km along the tarred Bibiani-Kumasi highway to the village of Wiaso. A secondary tarred road is taken 8 km south from Wiaso to the village of Amankyea. Secondary gravel roads can be taken for a further 11 km via the villages of Ahewerwa and Tetrem.

The Esaase deposit itself is accessed by a series of secondary roads constructed either by the former Bonte Gold Mines or by Asanko.

5.3	Proximity to Population Centres and Nature of Transport

The AGM is located in southwest Ghana, West Africa, approximately 50-80 km southwest of the regional capital Kumasi. Travel time between Kumasi and Esaase and Obotan is approximately two hours by car. The Projects are reached by tarred and secondary lateritic roads.

5.4	Climate and Length of Operating Season

The annual rainfall is in the range of 1500 mm to 2000 mm and temperatures range from 22°C to 36°C. The major rainy season takes place from April to July followed by a minor rainy season from September to October. AGM has operated without cessation or delay throughout both of the rainy seasons.

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5.5	Availability and Sufficiency of Rights and Resources

Current site infrastructure with respect to the Obotan concessions consists of an office complex, core storage area and accommodation facility located just west of the village of Nkran.

●	Communications currently available at the site are poor.

●	Local facilities of importance to exploration and mining include towns, villages, roads, trails, power lines, rivers and railroads.

●	The principal towns within the area are Abore and Adubea

●	Akwasiso and Nkran are the principal towns within the mining area.

●	Surrounding villages are connected to the national electrical grid.

●	There is grid power to the Nkran area - the former processing plant and town site.

●	Most areas are adequately serviced by several cellular telephone suppliers.

●	The principal towns have potable water and health posts which cover local needs.

●	Two narrow-gauge railroads serve the western and central parts of the country. One runs east–west from Accra to Takoradi; and, the other, north-south from Takoradi to Kumasi (via Dunkwa).

●	Ghana has a good base of highly skilled exploration and mining personnel.

The following resources are available for the Esaase concession areas:

●	The Esaase exploration camp and surrounding villages are connected to the national electrical grid.

●	The Project is in an area well serviced by the Ghana national power grid with at least two alternate points of supply within a 50 km radius of a potential plant site.

●	Mobile phone communication is accessible in most parts of the concession.

●	A satellite dish is installed in the exploration camp for internet access.

●	The nearest medical clinic and police station are located at Toase-Nkawie, on the Bibiani Highway, 20 km from the exploration camp.

●	Hospitals and most government offices are available in Kumasi.

●	Food and general supplies are also purchased in Kumasi.

●	Ghana has a mature mining industry that has resulted in the local availability of both skilled and unskilled personnel.

6	HISTORY (ITEM 6)

6.1	Prior Ownership & Historical Exploration and Development

6.1.1	The Obotan Project Properties

6.1.1.1	Introduction

This area was formerly covered by the Resolute-Amansie mining operations and was commonly known as the Obotan deposits/mine. The Obotan tenement contains the historical Resolute-Amansie, Nkran gold mine, which closed in 2002 having produced 730,000 ounces of gold at an average grade of 2.2 g/t.

6.1.1.2	Nkran Hill Project Area

The Nkran Hill area appears to be important from the viewpoint of historical artisanal gold mining that dates back many generations and remains quite extensive to the present day. As noted by Junner (1935) ‘One of the outstanding features of this area (Manso Nkwanta District), which was examined by Dr Cooper in 1932, is the colossal number of old native pits sunk chiefly for alluvial and elluvial gold.’

The Nkran Hill deposit appears to correlate with the Junner’s description of the Jabokassie (Tewoakrom) prospect, which he described very briefly as being ‘... one mile west of Nkrang and 12 miles southwest of

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Mansu Nkwanta. The ore body is a stock work of flat lying irregular narrow veins of quartz in a dyke of quartzporphyry intruding spotted phyllites. The European workings consist of adits and drives which run 250 feet into the hill on the site of old native workings which extend for nearly 2000 feet in a north-east-south-west direction. The samples dollied by Dr Cooper gave variable results, mostly poor.’

In the late 1980s, Nkran Hill prospect attracted the attention of consultant Dr Alex Barko. He recommended the area to one of his local client groups. Obotan Minerals subsequently applied and received a prospecting concession covering about 106 km2 over the general area. Minor prospecting was carried out in the early stages. Some attention was paid to the alluvial gold potential because of the extensive gold in the nearby Ofin River (held by Dunkwa Goldfields) as well as the alluvial gold project being developed at the time, a little further north in the Bonte area. In the early 1990s, the Obotan concession was examined by American consultant: Al Perry, who was working on behalf of two related Australian juniors: - Associated Gold Fields and Kiwi International Resources: Perry negotiated an option on the concession and proceeded to focus on the known prospects at Nkran Hill and to carry out a regional soil geochemical survey that identified numerous anomalies around Nkran Hill.

The new group moved quickly to access the open-pit potential of the Nkran Hill prospect. They carried out an early stage RC drill program that returned very encouraging results over a wide zone of bedrock mineralisation, which extended along strike for about 600 m. By early 1995, historical resource estimates (Measured, Indicated and Inferred) were reported as 4.8 Mt at 3.7 g/t for an in-situ gold content of close to 600,000 oz (Resolute - Adansi 1995). A feasibility study was completed and a mining lease was granted in late 1995.

Resolute Samantha (later renamed to Resolute Limited) was keen to gain an entry into the rapidly expanding gold mining sector of Ghana. They completed a deal by May 1996 whereby the combined interests of Kiwi and Associated Gold Fields were bought out by Resolute who immediately reviewed and expanded the scope of the project. This was achieved mainly by conducting further RC diamond drilling to increase resources to a depth of 150 m at Nkran Hill and to further assess the known mineralisation at nearby Adubiaso.

A revised mine development plan was completed by the end of July 1996 and a decision was made to proceed to production at a rate of 1.4 million tonnes per annum (Mtpa). Initial mining commenced early in 1997 and by May 1997, the first gold was poured.

6.1.1.3	Adubiaso Project Area

During the late 1990s, the Nkran Hill plant started to process oxide ores produced from the Adubiaso gold deposit, some 7.5 km north-northwest of Nkran Hill.

6.1.1.4	Abore Project Area

The general area around the Abore Project area represents the site of quite ancient workings; early examinations of the district by the Gold Coast Survey geologists (Cooper, GC Geological Survey Annual Report 1932-33, pp 37-38) noted the very widespread pitting in the district (see section on the Nkran Hill mine). The artisanal miners were mainly targeting alluvial and elluvial gold occurrences.

On a regional basis, it was observed that quite a few of the bedrock occurrences are aligned along several parallel northeast to north-northeast structural zones. The western structure apparently included old pits in the vicinity of Aburi (now Abore or Abori). Junner (1935) summarized descriptions of the major known deposits in the district but no specific mention was made of any occurrences north of Abore. The general area attracted some attention in the gold rushes of 1898-1901 and again in the 1930s, as indicated on concession maps from those periods. However, there is no record of the work done on most of the concessions, with the exception of the Bilpraw mine.

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In the 1930’s, the well-known Chief Joseph Biney held a small concession (5 miles squared or about 13 km2) very close to Abore (the Adubea concession now held by Adansi) and a group known as the Akan Syndicate held a 26 km² concession in the highlands north of Abore village.

In the early 1990’s that the area attracted further attention as a consequence of the successful exploration work carried out on the adjacent Nkran Hill concession. Alluvial mining had also commenced on the nearby Jeni and Bonte rivers to the north. The Abore area was covered in a prospecting concession granted to the Oda River Gold Mining Company, which was headed up by Nana Asibey-Mensah of Kumasi. Local villagers held a small-scale mining licence (Asuadai prospect) at Edubia.

In the mid-1990s, Mutual Resources of Vancouver, Canada, in partnership with Leo Shield Exploration of Perth, Australia, completed a joint venture with the Oda River group and commenced a regional exploration program on the concession (covering approximately 73 km²). Prospecting in the area north of Abore revealed extensive old and very recent artisanal mining in alluvial areas as well as many old Ashanti pits in the saprolite along a low hill, immediately adjacent to the alluvial workings.

Soil geochemistry revealed a strong north-northeast trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly was several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings. Extensive trenching in the area confirmed continuous bedrock mineralisation over a distance of at least 1000 m with widths in the range 50-100 m.

In the late 1990s, Mutual’s interest in the project was bought out by Leo Shield (later renamed: Shield Resources). In early 2001 an agreement was reached with Resolute whereby ore was trucked from Abore North to the Nkran Hill plant for treatment.

6.1.1.5	Dynamite Hill Project Area

Dynamite Hill is the most recently discovered Obotan deposit. Discovery was initially made in 2013 through a trenching program investigating a weak soil anomaly. The Dynamite Hill deposit primarily sits under lateritic cover which has largely masked the geochemical signature. There are no apparent ancient workings associated with Dynamite Hill. Encouraging trench results gave way to a drilling program which successfully intercepted the main ore body. Subsequent drilling programs delineated the ore body for which a mineral resource estimation was completed in 2014.

6.1.1.6	Asuadai Project Area

Local galamsey have undertaken minor pitting in the Asuadai region down to 5 to 10 m through the oxide material to expose these stockwork vein sets. Historically Resolute - Amansie commenced RC drilling on these workings and exposed quartz reefs in the late 1990’s.

6.1.2	The Esaase Project Properties

Artisanal mining has a long history in the Bonte Area (where the Project Area is located), associated with the Ashanti Kingdom. Evidence exists of adits driven by European settlers, between the period 1900 to 1939, however, no documented records remain of their activity. Drilling was conducted on the Bonte River valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential.

In 1990, the Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines (AAGM) and was later transferred to Bonte Gold Mining (BGM), a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000 oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous placer gold production is of no relevance to Asanko’s development program, which is entirely focused on the development of hard rock resources.

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Esaase Property

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May, 2006, Keegan signed a letter of agreement with Sametro to earn 100% of the Esaase mining concession over a three year period of work commitments and option payments. Since mid-2006, Keegan has undertaken an aggressive exploration program combining soil geochemistry and IP geophysical surveys followed by diamond and reverse circulation exploration and resource drilling.

A summary of the prior ownership and ownership structures with respect to the Esaase Project is detailed in Table 6:

Table 6: Prior ownership and ownership changes
Date	Event
March 1990	The Esaase Jeni River lease was granted to Jeni River Development Company Limited
September 1990	The Esaase lease was granted to Bonte Gold Mining BGM).
2003	Jeni River Development Company Limited and Bonte Gold Mining went into Bankruptcy
Esaase Mining Lease, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Ltd. (Sametro), a private Ghanaian company.
3rd May 2006	Keegan entered into an option agreement with Sametro to earn 100% of the Esaase mining lease
8th June 2007	Transfer of the Esaase Mining Lease to Keegan
March 2008	Keegan acquired the Jeni River Mining Lease in consideration of US$50,000 to the BLC and US$50,000 paid to the Minerals Commission of Ghana.
11th March 2008	Transfer title for Jeni River mining lease with the lease being transferred to Keegan
29th June 2009	The Mepom Concession was purchased from a private Ghanaian company, Mepom Mining Company, and transferred to Keegan. The concession is covered by a prospecting license.
30th November 2009	The Mpatoam Concession is a new concession created at the request of Keegan, and granted to Keegan. The concession is covered by a prospecting license.
5th June 2007	Sky Gold Limited, a Ghanaian incorporated private company, was granted a reconnaissance licence over the area now known as the Sky Gold Reconnaissance Licence Concession.
15th July 2010	An agreement was entered into with Keegan Resources Ghana Limited, a subsidiary of Keegan with Sky Gold Limited.
21st July 2011	The Minister of Lands, Forestry and Mines gave ministerial grant consent to the option agreement between Sky Gold Limited and Keegan Resources Ghana Limited in respect of Sky Gold Limited reconnaissance licence, which covers an approximate area of 91.5 km2, located at Nyinahin in the Atwima Mponua District of the Ashanti
2013	Keegan Resources Inc. changed it’s name Asanko Gold Inc.
2014	Asanko Gold acquires PMI and consolidates the Obotan and Esaase Gold Projects into one project called the Asanko Gold Mine.

6.3	Historical Mineral Resource Estimates

The first comprehensive resource estimate for the Nkran Hill orebody was prepared by the Kiwi/ Associated Gold Fields joint venture in early 1995 and was based on only about 4100 m of RC drilling and an additional 1750 m of diamond drilling (Table 7).

Table 7: Kiwi Associated Gold Fields 1995 - Nkran Hill historical resource estimates
Category	Tonnage, grade, Content
Measured	3.2 Mt @ 3.5 g/t Au (360,000 oz in situ)
Indicated	1.4 Mt @ 2.8 g/t Au (120,000 oz in situ)
Inferred	1.5 Mt @ 2.8 g/t Au (130,000 oz in situ)
Total	6.1 Mt @ 3.2 g/t Au (610,000 oz in situ)

The above estimate did not distinguish between oxide and primary (sulphide) resources since both were considered to be free milling. The resource estimates were taken to depths of about 100 m below surface.

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When Resolute acquired Obotan, they expanded the Mineral Resource in order to justify a larger open-pit operation. This was achieved by defining mineral resources at Nkran Hill to a depth of 150 m and by adding modest mineral resources from the nearby Adubiaso prospect. In their 1996 Annual Report, Resolute reported the reserve and resource estimates for the Obotan concession shown in Table 8, which were based on about 6570 m of RC and 4860 m of diamond drilling.

Table 8: Resolute 1996 - Obotan concessions historical resource and reserve estimates
Category	Tonnage, grade, Content
Proven and Probable Reserves	10.15 Mt @ 2.11 g/t Au (689,000 oz)
Measured and Indicated Resources	4.05 Mt @ 1.86 g/t Au (242,000 oz)
Inferred Resources	7.70 Mt @ 1.81 g/t Au (448,000 oz)
Total	21.90 Mt @ 1.96 g/t Au (1,379,000 oz)

This was the basis for a bankable feasibility study by the Lycopodium group with the view to processing 1.4 Mtpa. Ongoing exploration drilling expanded the reserve and resource estimates after the mine started production in the second quarter of 1997.

The Reserve and Resource estimates as given in the 1998 Annual Report are shown inTable 9.

Table 9: Resolute 1998 - Obotan concessions historical resource estimates.
Category	Tonnage, grade, Content
Proven and Probable Reserves	9.97 Mt @ 2.7 g/t Au (849,259 oz)
Measured and Indicated Resources	27.25 Mt @ 2.2 g/t Au (1,927,246oz)
Inferred Resources	0.975 Mt @ 1.66 g/t Au (46,834 oz)
Total	38 Mt @ 1.96 g/t Au (2.823 Moz)

Resolute completed arrangements with Shield Resources to mine the open-pit resources at the Abore North prospect and to truck the ore to the Nkran Hill plant.

Table 10 gives the Leo Shield (1998 Annual Report) estimate of Indicated and Inferred resources (based on Australian reporting standards).

Table 10: Leo Shield 1998 - Abore historical resource estimates
Category	Tonnage, grade, Content
Indicated Resources	2.057 Mt @ 2.4 g/t Au (156,000 oz in situ)
Inferred Resources	2.588 Mt @ 1.7 g/t Au (139,400 oz in situ)
Total	4.645 Mt @ 2.0 g/t Au (295,400 oz in situ)

The above are based on a cut-off grade of 0.7 g/t and the average width of the mineralisation is about 35 m; the sulphide resources were estimated to an average depth of about 100 m. The above estimates include both oxides and primary zone sulphides; the transitional material is included along with the sulphides. The total oxide mineral resource is estimated to be about 1.68 million tonnes @ 2.2 g/t (about 119,000 oz in situ). The above estimates are based on 355 RC (about 28,600 m) and 13 diamond drill (about 1560 m) holes.

Resource estimates were released by Coffey Mining on behalf of Asanko in 2007, 2009 and 2011 for the Esaase concessions. These resource tables are summarised in Table 11, Table 12 and Table 13.

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Table 11: Mineral Resources for the Esaase Gold Project dated November 2011
Resource Category	Cut-off Grade	Tonnage	Gold Grade	Gold Metal
	g/t	Mt	g/t	Koz
MEASURED	0.3	5.34	1.2	200
	0.4	5.03	1.2	196
	0.5	4.66	1.3	191
	0.6	4.21	1.4	183
	0.7	3.73	1.4	173
	0.8	3.26	1.5	162
	0.9	2.83	1.7	150
	1	2.44	1.8	139
INDICATED	0.3	102.90	1.1	3,543
	0.4	93.71	1.1	3,441
	0.5	83.03	1.2	3,288
	0.6	72.04	1.3	3,096
	0.7	61.67	1.5	2,882
	0.8	52.51	1.6	2,663
	0.9	44.72	1.7	2,451
	1	38.14	1.8	2,251
INFERRED	0.3	50.04	1	1,598
	0.4	45.90	1.1	1,553
	0.5	40.54	1.1	1,476
	0.6	34.82	1.2	1,375
	0.7	29.39	1.3	1,262
	0.8	24.79	1.4	1,153
	0.9	20.61	1.6	1,039
	1	17.12	1.7	932

Table 12: Mineral Resources for the Esaase Gold Project dated April 2009
Resource Category	Cut-off Grade	Tonnage	Gold Grade	Gold Metal
	g/t	Mt	g/t	Moz
INDICATED	0.4	57.987	1.2	2.278
	0.5	49.248	1.4	2.153
	0.6	41.942	1.5	2.025
	0.7	35.748	1.7	1.898
	0.8	30.656	1.8	1.777
	0.9	26.322	2	1.66
	1	22.782	2.1	1.552
INFERRED	0.4	41.664	1.2	1.653
	0.5	34.054	1.4	1.546
	0.6	28.573	1.6	1.451
	0.7	24.43	1.7	1.365
	0.8	20.649	1.9	1.275
	0.9	17.914	2.1	1.201
	1	15.852	2.2	1.139
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Table 13: Mineral Resources for the Esaase Gold Project dated December 2007
Resource Category	Cut-off Grade	Tonnage	Gold Grade	Gold Metal	Gold Metal
	g/t	Mt	g/t	Koz	Moz
INDICATED	0.4	6.943	1.2	264	0.264
	0.6	5.414	1.4	240	0.240
	0.8	3.975	1.6	208	0.208
	1	2.852	1.9	176	0.176
	1.2	2.104	2.2	150	0.150
INFERRED	0.4	43.898	1.1	1 620	1.620
	0.6	31.941	1.4	1 432	1.432
	0.8	23.158	1.7	1 237	1.237
	1	17.070	1.9	1 062	1.062
	1.2	12.986	2.2	919	0.919

CJM is unaware of any estimate of the quantity, grade, or metal or mineral content that was prepared before the acquisition of the Esaase concessions, by Asanko.

6.4	Historical Mineral Reserve Estimates

The March 2012 Mineral Reserve Estimate (Table 14) was carried out by SRK on behalf of PMI Gold Corporation Ltd in accordance with the Canadian National Instrument NI 43-101. The Mineral Reserve was based on a cut-off of 0.5 g/t gold.

Table 14: Historical Mineral Reserves Estimates for the Obotan Project 2012
Deposit	Measured			Indicated			Inferred
	Tonnage Mt	Grade g/t	Content Moz	Tonnage Moz	Grade g/t Au	Content Moz	Tonnage Mt	Grade g/t	Content Moz
Nkran	11.74	2.55	0.96	20.41	2.12	1.39	14.74	2.21	1.05
Adubiaso	1.50	2.98	0.14	2.67	2.41	0.21	1.25	1.91	0.08
Abore	2.33	1.78	0.13	3.70	1.53	0.18	3.92	1.50	0.19
Asuadai	N/A	N/A	N/A	2.44	1.28	0.10	2.00	1.33	0.10
Total	15.57	2.47	1.23	29.21	2.00	1.88	21.91	1.99	1.40
Note: Based on a cut-off of 0.5 g/t gold.

The 2011 Mineral Reserve Estimate (Table 15) was carried out by Coffey Mining on behalf of Asanko in accordance with the Canadian National Instrument 43-101. The Mineral Reserve was based on a cut-off of 0.4g/t gold.

Table 15: Historical Mineral Reserves Estimate for the Esaase Gold Project 2011
Deposit	Mineral Reserves
	Proven			Probable			Total
	Tonnage	Grade	Content	Tonnage	Grade	Content	Tonnage	Grade	Content
	Mt	g/t	Koz	Mt	g/t	Koz	Mt	g/t	Koz
Esaase	5.1	1.2	199	74.3	1.1	2,685	79.4	1.1	2,884
Note: Based on a cut-off of 0.4 g/t gold.

6.5	Historical Production

The Nkran Hill project came on stream in May 1997, under budget and at least one month ahead of schedule. The plant was designed and constructed by the Lycopodium group of Western Australia whose extensive previous experience in Ghana was important in bringing the mine into production in about an eight month period at lower than projected costs.

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The design capacity of the plant was 1.4 Mtpa for primary ore and it was expected that considerably higher throughput (2 Mtpa) would be achievable very early on because most of the ore would be from the softer oxide zone. Very early on, plans were made to expand the primary ore production to about 2 Mtpa with very modest additional capital cost.

The plant design is a fairly ‘standard’ and well-proven design, which incorporates a coarse crusher and SAG mill, a Knelson concentrator, carbon in-leach circuit and a desorption plant. As expected, the throughput of oxide ores exceeded 2 Mtpa. A later design modification incorporated an additional crushing stage (carried out by contractor) so that a finer and more homogenous feed would be supplied to the SAG mill and thereby increasing the treatment of the harder sulphide ores to at least 2 Mtpa. The plant design originally had only one Knelson concentrator but with the increased throughput and relative abundance of easily liberated free gold, a second Knelson bowl was added.

The official production figures published by the Ghana Chamber of Mines since the start-up of operations are as given in Table 16.

Table 16: Obotan historical processed ore by date
	1997	1998	1999
Processed Ore (Mtpa)	0.664	2.285	2.023
Gold Production (oz)	39,903	173,975	136,000
Recovered Grade (g/t)	1.87	2.37	2.09

With respect to the Esaase concessions, in 1990, the Bonte mining lease was granted to Akrokerri- Ashanti Gold Mines (AAGM) and was later transferred to BGM, a local subsidiary of AAGM. Reportedly BGM recovered an estimated 200,000oz of alluvial gold on the Esaase concession and another 300,000oz downstream on the Jeni River concession, prior to entering into receivership in 2002.

It must be noted that previous placer gold production is of no relevance to Asanko’s development program, which is entirely focused on the development of hard rock resources on the Esaase Property.

7	GEOLOGICAL SETTING AND MINERALISATION (ITEM 7)

The descriptions of the regional and local geology are sourced from Siddorn and Lee (2005), and the descriptions of the prospect geology and mineralisation are largely based on the work of McCuaig and Williams (2002).

7.1	Regional, Local and Property Geology

Regional Geology

The geology of Ghana is dominated by predominantly metavolcanic paleoproterozoic Birimian Supergroup (2.17-2.1 billion years ago) sequences and the clastic Tarkwaian Group sediments (2.12-2.14 billion years ago, after Davis et al. 1994) in the central-west and northern parts of the country. Clastic shallow water sediments of the Neoproterozoic Volta Basin cover the northeast of the country (Figure 5). A small strip of Paleozoic and Cretaceous to Tertiary sediments occur along the coast and in the extreme southeast of the country.

The Birimian rocks consist of narrow greenstone (volcanic) belts, which may be traced for hundreds of kilometres along strike but are usually only 20 km to 60 km wide. These belts are separated by wider basins of mainly marine clastic sediments. Along the margins of the basins and belts, there appears to be considerable inter-bedding of basin sediments and volcanoclastic and pyroclastic units of the volcanic belts. Thin but laterally extensive chemical sediments (exhalites), consisting of chert and fine-grained manganese-rich and graphitic sediments often mark the transitional zones. The margins of the belts commonly exhibit

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faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits for which the region is well known.

The Tarkwaian rocks consist of a distinct sequence of metasediments (quartzite, conglomerate and phyllite) occurring within a broad band along the interior of the Ashanti Belt. Conglomerates host important palaeoplacer gold deposits in the Tarkwa district. Equivalent rock types occur in other belts of the region, but in relatively restricted areas. In the type locality at Tarkwa, the sequence is in the order of 2.5 km thick, whereas in the Bui belt, comparable units are approximately 9 km thick. These sediments mark a rapid period of erosion and proximal deposition during the late-stage of the orogenic cycle. They unconformably overlie the Birimian metavolcanics at the Damang mine near Tarkwa. The unconformity separating the Birimian from the overlying Tarkwaian is colloquially known as the “Great Unconformity”. Figure 6 shows the generalised stratigraphy of southwest Ghana.

All of the Birimian sediments and volcanics have been extensively metamorphosed. The most widespread metamorphic facies appears to be greenschist, although in many areas, higher temperatures and pressures are indicated by amphibolite facies. Multiple tectonic events have affected virtually all Birimian rocks with the most substantive being a fold-thrust compressional event (Eburnean Orogeny) that affected both volcanic and sedimentary belts throughout the region and to a lesser extent, Tarkwaian rocks. For this reason, relative age relations suggest that final deposition of Tarkwaian rocks took place as the underlying and adjacent volcanic and sedimentary rocks were undergoing the initial stages of compressional deformation. Studies in the western part of the region (Milesi et al., 1992) have proposed several separate phases of folding and faulting suggesting a change in stress direction from northeast to southwest to north to south. However, a regional synthesis by Eisenlohr (1989) has concluded that although there is considerable heterogeneity in the extent and styles of deformation in many areas, most of the structural elements have common features, which are compatible with a single, extended and progressive phase of regional deformation involving substantial northwest-southeast compression

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Figure 5: Geology of southwest Ghana highlighting the Regional Geology around the AGM Gold Mine

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Figure 6: Generalised Stratigraphy of Southwest Ghana

PHANEROZOIC
(< 542 Ma)
> 1000 m
Sandstones and shales
Unconformity
TARKWA
GROUP
(2107 - 2097 Ma)
> 1300 m
Huni Series
Sandstones and phylites
Cross-bedded stratifcation
2097 ± 2 Ma, Oberthür et al.,1998
(Granitoid intrusion)
Dolerite Sills
2102 ± 13 Ma, Adadey et al.,2009
(Gabbro)
< 400 m
Tarkwa Phyllites
< 600 m
Banket Conglomerates
(Tarkwa Paleopiacer)
< 2107 Ma (Detrital zircon)
Reinterpreted after Pigois et al.,2003
< 700 m
Kawere Conglomerates
Kawere Conglomerates
Great Unconformity
KUMASI
GROUP
(2154 - 2125 Ma)
≈ 1100 m
Phyllites
Volcanoclastics
2136 ± 19 Ma, Adadey et al.,2009
(Granitoid intrusion)
≈ 700 m
Volcanoclastics
2142 ± 24 Ma, Adadey et al.,2009
(Andesitic volcanism)
Predominantly metasediments
≈ 2000 m
Phyllites
< 2154 ± 2 Ma, Oberthür et al.,1998
(Detrital zircon)
Volcanoclastics
Unconformity
SEFWI
GROUP
(> 2174 Ma)
≈ 600 m
Basalts or Andesites
> 2174 ± 2 Ma, Oberthür et al.,1998
(Syn-tectonic granitoid intrusion)
Birimian Supergroup
≈ 700 m
Volcanoclastics
Syn-sedimentary normal faults
≈ 300 m
≈ 300 m
Phyllites
≈ 200 m
Volcanoclastics
≈ 400 m
Basalts or Andesites
≈ 700 m
Gabbros or diorites
Gabbros or diorites
Predominantly metavolcanics
≈ 600 m
Basalts or Andesites
≈ 500 m
Volcanoclastics
Min seds
≈ 300 m
Basalts or Andesites (with Pillows)
≈ 200 m
Volcanoclastics

Scource: Adapted from Precambrian Research, May 2012, Perroutya, S. et al.

CJM CONSULTING	Generalised Stratigraphy of Southwest Ghana	September 2014

7.2	Project Geology

The regional magnetic data for the Ashanti Belt and adjacent Kumasi Basin provide a clear indication of the distribution of the principal geological units occurring in the region (Figure 7). In the east, moderately magnetic mafic volcanic rocks results in a high magnetic zonecorresponding to the Lower Birimian Supergroup, and the infolded, strongly magnetic rocks of the Tarkwaian sedimentary package. This domain is in sharp contact with the weakly, to non-magnetic rocks of the Upper Birimian metasediments, which dominate the Kumasi Basin inthe west. This zone of contrast coincides with the prominent, shear zone which bounds the northwest margin of the Ashanti volcanic belt that plays host to most of the large gold deposits in the area.

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Historically, it was thought that the Kumasi Basin consists of a broad, monotonous package of turbiditic sediments (Upper Birimian metasediments), extending as far west as the Sefwi-Bibiani Belt, with little intervening lithological or structural variability. However, the presence of the Asankrangwa Gold Belt was recognised after decades of galamsey activity (artisanal mining) in gold-bearing, shear zone-hosted quartz reefs. In the central portion of the Kumasi Basin. Newly-acquired geophysical data also provided a more indepth view of the geological and structural setting of the area.

Figure 7: Regional total field aeromagnetic image of the Ashanti Belt and adjacent Kumasi Basin

Mpasatia
Esaase
Bonte
Abore
Asuadai
Dynamite Hill
Adubiaso
Nkran Hill
Adumasa (N. Ashan
Homasi License
Hwini-Butre (Father Brown)
Akrokeri
Chirebroso (Adansi-Asaasi)
Obuasi (Ashanti)
Kubi (Obuasi)
Ayanfuri (Mampong)
Grumesa (Awisam)
Mampon (Dunkwa)
Dunkwa
Pampe (Bogosu Prestea)
Riyadh
0 10 20 40 Kilometers
Legend
Deposits
Regional Major Breaks
Regional Linearments
Asanko Gold Concessions

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The Asankrangwa Gold Belt straddles two broad domains of distinct magnetic character. The western portion is characterised by the low magnetic relief that is typical of the Kumasi Basin as a whole. However, the eastern portion exhibits a strong magnetic relief, much alike to the Ashanti Belt further east. Indeed, the only portion of the known Ghanaian stratigraphy that produces such a characteristic magnetic fabric is the infolded package of Lower Birimian metavolcanics and Tarkwaian metasediments that defines the Ashanti Belt.

The magnetic intensity of the eastern Asankrangwa areas is not as pronounced as that of the Ashanti Belt, but it is interpreted to represent the same rock package on the basis of its distinct magnetic fabric.

A sharp northeast trending break separates the two distinct magnetic domains of the Asankrangwa Belt. It also truncates the dominant east-northeast to west-southwest trends typical of the eastern domain. Evident, dramatic changes in the structural grain in the area indicate the presence of a major shear zone separating the two domains.

This results in the Upper Birimian metasediments of the western domain to occur in the hangingwall of the shear zone, above Lower Birimian metavolcanics of the eastern domain which occur in the footwall. This arrangement of ‘younger-over-older’ across a reverse fault is opposite to the expected relationship in a simple reverse fault, and requires a much longer and intense movement history on the shear zone.

The Obuasi deposit in the Ashanti Belt is hosted by an identical structural-stratigraphic configuration - i.e. within the Upper Birimian metasediments, structurally above the Lower Birimian metavolcanics.

The structural setting of the Asankrangwa Gold Belt is therefore interpreted as an inverted half-graben, in which growth faulting controlled accumulation of the Upper Birimian metasediments, above the Lower Birimian metavolcanics in the footwall.

Basin inversion and / or exhumation of the Birimian metasediments during deposition of the Tarkwaian sediments is consistent with their occurrence above a regional angular unconformity, and predominantly within fault-bound basins. The ‘Asankrangwa Shear Zone’ is a fundamental crustal structure that has repeatedly been active throughout the entire geological history of the region, from initial rifting, right through orogenesis.

The regional magnetics also indicate the presence os a set of subtle east-west-trending structures. One of these structures - forming the southern boundary of the Birimian metavolcanic/ Tarkwaian package in the Asankrangwa Belt, passes through the southern Ashanti II concessions and is continuous with a regional east-northeast trending structure that may be traced to the Obuasi deposit, where it roughly coincides with a major right-stepping flexure in the Ashanti Belt (Figure 7).

This major east-northeast trending structure is therefore interpreted as a transfer fault, originally associated with the formation of the Kumasi Basin. The parallel, but less extensive, east-west structures that pervade the Asankrangwa Belt in the vicinity of the Ashanti II concessions, may be splays from this same regional-scale transfer fault, or independent transfer faults in their own right.

7.3	Property Geology

7.3.1	Introduction

An exercise was initiated in 2013 to produce 3D litho-structural models for all of the Obotan Project deposits. This was intended to increase geological and structural understanging of the Obotan Project deposits as well

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as introduce proper geological and structural controls into the updated mineral resource estimate. The process involved geological and structural re-logging of drill core, interpretation of historic flitch diagrams, and use of Leapfrog software to produce the 3D litho-structural models.

Asanko utilised HMM Consultancy (“HMM”) to create the 3D litho-structural models for all the Obotan deposits, with the exception of the Adubiaso deposit, where Optiro created the models. The sections below summarize and describe the findings of these reports.

In Addition to the creation of the 3D litho-structural models, Asanko initiated a prospectivity mapping analysis of the Asankrangwa belt. Although not finished at the time of this report, a significant amount of regional and local structural interpretation had been completed and is depicted in the property geological map (Figure 9).

7.3.2	Nkran

The Nkran deposit located within the Kumasi Basin on the “Asankrangwa gold belt”. The basin is bound to the south by the Ashanti Fault/Shear and the Bibiani shear to the north. The Nkran deposit is located in the northern, central portion of the Obotan lease concessions. The Asankrangwa gold belt expresses itself as a complex of northeast trending shear zones situated along the central axis of the Kumasi Basin. The Nkran deposit is located on a jog along the regional Nkran Shear, which is a zone of about 15 km in width and may be traced on a northease to southwest trend for a distance of some 150 km. This is one of several major northeast trending shears/structures that bisect the Kumasi Basin/Asakragu Gold Belt (Refer to Figure 8).

Figure 8: Regional Belt-scale Geological Map of the Obotan Project Highlighting the Nkran deposit

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Figure 9: Property Geological Map

2°W
1°52'W
6°2'N
6°1'N
N
bsw
msd
bsa
Bontomurso
Amankyea
Mpatoam
Mepom
Esaase
Esaase
Sky Gold Area "D"
Dawohodo
Jeni River
Sky Gold Area "C"
Adobewora
Anamso
Owuokurom
Moseaso
Akokuroso
Adukroma
Manso Nkwanta
Manso-Atwere
Nkaku
Abore
Abore
Aduhukurom
Boposo
Asuadai
Adubea
Dynamite Hill
Kobinaso
Adubiaso
Abirem
Kaniago
Gyagyatreso
Nkran
Konuasi
Nkran
Kwankyiaso
Datano
Datano
Asamfran
Bethlehem
New Obuasi
Anhwiaso
Geology Legend
gsmg Two-mica or muscovite granite and minor granodiorite, locally leucogranite bv Volcanic flow/subvolcanic rock and minor interbedded volcaniclastics, undifferentiated bvm Basaltic flow/subvolcanic rock and minor interbedded volcaniclastics bmf Sediment/volcano-sediment, undifferentiated, upper greenschist to amphibolite facies metamorphic, metasomatized ± lit-par-lit granitoid intrusions bsv Volcaniclastic sediment dominant
bsw Wacke sediment dominant
bs Sediment/volcaniclastic sediment, undifferentiated, locally mica schist gvhd Hornblende-biotite diorite, quartz diorite
gvbm Biotite granitoid, undifferentiated, mostly granodioritic tadg Dolerite, micro-gabbro, micro-diorite (dyke or sill)
tab Conglomerate, mature, quartz pebble and quartzose sandstone ('Banket Fm')
gspx Ultramafic and minor mafic igneous rock, undifferentiated
Legend
Towns
Deposits
Interpreted Regional Faults
Interpreted D2 Structures
Interpreted NW - SE Structures
Project Areas
Obotan Project
Esaase Project
0 2.5 5 10
Kilometers

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The regional/local (Kumasi Basin) geological setting is heavily faulted and consists of an isoclinally folded sequence of metasediments, dominated by turbiditic sequences of greywackes and shales, intercolated with rare andesites and volcanoclastics, previously described as greywackes, phyllites, argillites and shales. Five deformation events were recognised in the study conducted by Davis (March 2014), which correlate well to regional events described by De Kock et al., (2002), Allibone et al., (2002), Perrouty et al., (2012) and work conducted by Siddorn et al., (2005). According to Davis, “Very little geological work has been conducted regionally within the Kumasi Basin, with the local geology very poorly constrained or understood”. The most recent work was carried out in 2005 (Siddorn et al.,), has broken the stratigraphy into 6 basic units; non-magnetic turbidites, EM + Magnetically responsive turbidites with strong graphitic content, non-magnetic sediments, dominated by greywacke (minor argillite), metavolcanics (non-magnetic), metavolcanics (magnetic) and granite.

Nkran Pit Geology

In plan, the Nkran pit covers approximately 850 metres in a northeast-southwest direction; along the strike length of the orebody, and at its widest point measures 450 metres across strike (Figure 10). The pit was mined to a final elevation of 4951 RL (Local RL) from a surface elevation of 5124 RL (Local RL) (Brinckley, 2001a). The general geology of the Nkran deposit is shown in the map. (The main rock types at Nkran pit consist of thinly bedded greywacke and thickly bedded to massive sandstone phyllite and carbonaceous shale. The distribution of the geology is best shown on production maps and comprises of phyllite dominated domains on the western and eastern sides, separated by a core of wacke-sandstone dominated sediments (Brinckley 2001, Standing 1998 and McCuaig et al., 2002). The metasediments have been isoclinally folded and dip steeply to the northwest at between 70* to 80*, with a steep 70* southerly plunge. Intruding the metasediments are two granitic (tonalite in RES data) intrusions. Granite is largely restricted to the NE portion of the pit, with isolated pods of granite in the southern portion. Granite is present at depth in the south end of the pit. The granite appears to intrude a structure marked by a stratigraphic discordance. These are variably sericite altered. A weak metamorphic aureole exists and is characterised by nematoblastic andulsite within the carbonaceous shale horizons.

Figure 10: The Nkran Pit Geology, after SRK 2002

Source: McCuaig and Williams, 2002
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The regional stratigraphy trends northeasterly, while in the middle of the Nkran pit the stratigraphy swings to the north. The stratigraphic discordance in the centre of the pit correlates with (1) the southern extent of the granite intrusion at upper levels, and (2) the presence of greywacke-dominant stratigraphy. Phyllites are observed to splay and merge along strike, and are often mapped as being sheared. These phyllites mark zones of higher strain (shear zones) within the more competent greywacke and granite. Duplex structures present through centre of pit, cut the granite and repeat the greywacke-dominant stratigraphy along sheared phyllites and granite contacts.

Generally, in the country rock, the base of full oxidation fluctuates between 5059 to 5071 mRL and the base of transition fluctuates between 5035 to 5047 mRL. The weathering gradient runs from freshest in the northeast to most weathered in the southwest at the specified reduced level.

Structural Interpretation

D1 - Nothwest - Southeast shortening

The earliest phase of deformation that can be recognised is that of northwest - southeast shortening, resulting in NE-trending, steep NW dipping stratigraphic package. This early deformation fabric has been termed S0/S1 due bedding being approximately parallel to foliation. Original bedding fabrics (notably younging directions) can be observed when not overprinted by D2 (S2) fabrics. Younging directions are observed to oscillate between west and east, indicating near isoclinal folding. This fabric correlates with the regional D1 event seen throughout Ghana.

D2 - West Nortwest - Eat Southeast Shortening

The second observable deformation event, resulting from a rotation of the regional stress field to a West-northwest orientation, and resulting in subsequent NNE-trending, steep NW dipping foliation that cuts the earlier D1 (S0/S1) fabric. The S2 fabric is well developed in the shale/silt rich horizons. The major controlling structures within the pit are also parallel to the S2 fabric. D2 deformation can be correlated with the earliest (first) gold event seen within the Nkran deposit

D3 - Southwest - Norteast Shortening

The forth deformation event that can be recognised is as a result of southwest - northeast shortening manifests itself as an oblique WNW-trending crenulation cleavage. This crenulation cleavage cuts and folds the S2 fabric. The orientation of the S4 fabric is similar to that of the D5 mineralisation event. However, the two are separated by the intrusion the granitic bodies within the central and southern portion of the pits, which is un-foliated, but does contain D5 related mineralised veinlets.

D4a/D4b - Northeast - Southwest Shortening

The field relationships within the Nkran Deposit suggest two phases of gold-related veins over printed a pre-existing steeply dipping package of sediments adjacent to a granite intrusion that may have been a rheological control on focussing deformation. The first set of veins was linked to NE-SW shortening. The second set of phase of veins was linked to NNE-SSW extension. The time between the two events is not constrained (i.e. the second set of veins may represent an orogenic collapse event after the NE-SW shortening linked to the first phase of veins, or it could be a completely separate event).

D5 Sinistral Movement

The final phase of deformation that is recognised in the Nkran deposit is sinistral reactivation of the major shears (BNS/GV/CV/EL), resulting in barren brecciated zones and barren laminated veins. The orientation of the shears and formation of the breccia and bucky/laminated quartz veins is consistent with NE-SW compression and the formation of breccia in dilational jogs in the cental portion of the pit.

7.3.3	Adubiaso

McCuaig and Williams (2002) describe the Adubiaso geology (Figure 11) as comprising a sub-vertical stratigraphy of (Tarkwaian) interbedded greywacke and phyllite, with three sub-vertical granite (porphyry) dykes obliquely cross-cutting the stratigraphy.

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The following is referenced from Davies (2014) “Mineralisation at Adubiaso is split into two phases;

1) Ductile, shear hosted mineralisation, within the NNE-striking, steeply W-dipping Adubiaso Shear Zone (ASZ). This zone measures ~25m in width in the central area, thinning to ~6m at the northern and southern ends of the pit. It appears to be reasonably vertically continuous in Resolute grade control data (GC); however it loses resolution within the Resolute resource and PMI exploration data.

2) Cross cutting, NW to NNW-striking, moderately E-dipping brittle quartz-carbonate vein hosted mineralisation. This mineralisation cross cuts the ASZ and porphyry zones, and clearly post-dates the early phase of mineralisation and can be found in the HW and FW to the central mineralised zone. These structures appear to be spaced 35 - 60m vertically, and are readily apparent in Resolute GC data.”

The mineralisation in plan shows an overall N-S trend and a broadly anastomosing character. The undulations in the grade outlines are considered to correlate with interpreted NE-SW striking shears. Davies (2014) terms these as the “C-shears”, and they appear to offset (in a dextral sense) the lithology and mineralisation to differing degrees. The overall movement is on a metre to tens of metre scale, with small offsets noted in the geological modelling.

Figure 11: Geological model of the Adubiaso Project

Source: Optiro 2014

7.3.4	Abore

The main rock types observed within the Abore Deposit consist of carbonaceous shale, siltstone (phyllite), wacke and sandstone, with the former being thinly bedded, and the latter more thickly bedded. This sedimentary sequence has been intruded by a granitic (tonalitic) intrusion (Figure 12). For the purpose of the development of the geological model, the various ltihologies have been grouped into the following:

●	Interbedded Siltstone Dominant: The thinly bedded siltstone and shale dominant (with a minor interbedded wacke component) is the principal geology domain on the western portion of the deposit. This forms the hangingwall host sequence to the granite intrusion. There are reported interbeds of carbonaceous shale on both the hangingwall and footwall to the granite intrusion. It is unknown if this had any pre-robbing issues for the gold recovery.

●	Interbedded Sandstone Dominant: The footwall sandstone and greywacke intrebbeded sedimentary sequence is the principal lithology on the eastern portion of the deposit. This forms the footwall host sequence to the granite intrusion. The sediments dip steeply to the northwest between 70 to 85 degrees.
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●	Granite Intrusion: An elongate granite (tonalitic) intrusion has intruded parallel to the main lithological domain boundary. The granite, which is foliated, dips steeply to the northwest. The plagioclase-quartz granite has a medium to coarse-grained texture. The granite has been boudinaged, creating discrete individual boudins of granite over the strike length.

●	Dyke: A late cross-cutting W-E striking dyke features in the northern section of the deposit. The dyke, interpreted from airborne magnetic data would post date mineralisation and would be barren of gold mineralisation. The dyke would have most likely intruded along a regional W-E structural feature. The thickness of the dyke is unknown and for the purpose of the geological model has been inferred to be 15 to 25 m.

Figure 12: Schematic cross-section Abore Deposit south, main lithological units.

Several foliation and bedding relationships may be observed at the Abore Deposit. The most common feature is a pervasive foliation that is well developed in the fine grained siltstones and shales and to a lesser extent in the coarser interbedded sandstone and wacke sequences. A strong foliation is also present on both the hangingwall and footwall margins of the granite, indicating emplacement prior to deformation. The dominant foliation observed from diamond drillcore was observed to strike at 040°, with a steep dip to the west (Figure 13). Dip was seen to vary in places, either due to refraction of the foliation through the silt and coarser wacke units and/or subsequent folding which rotated the foliation.

The hangwall sequence of interbedded siltstone, shale and wacke is significantly more deformed and foliated than the footwall sequence of sandstone with minor wacke, with several shears, trending on a bearing of 020°. These shears developed preferentially within the carbonaceous shale-rich units.

The presence of large-scale folding within the Abore Pit is supported by the observation of opposing foliation/bedding relationships within drillhole core. At least two, and potentially three, phases of

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compressional deformation may be recognised. Younging directions are seen to oscillate between west and east, which indicates near isoclinal folding, with bedding and the 040° trending foliation being to seen to be close to parallel. This earliest phase of deformation (folding) results in the northeast trending steep northwest dipping stratigraphic package. This macro-scale fabric provides the dominant grain which controls the distribution of the lithological units.

The second notable folding event is a north-northeast trending, steep northwesterly dipping foliation which cuts the earlier 040° trending fabric. The north-northeast trending foliation is expressed as north-northeast trending structures which have developed within carbonaceous shale units, often transposing the unit into a north-northeasterly orientation. Several of these structures are recognisable within the pit. These structures appear to be spatially associated with high grade gold trends.

Previous work conducted by McCuaig et al. in 2002, suggests that these structures are sinistral, and form a conjugate pair of structures with the east-northeast trending structures that cut across the pit and offset the granite. However lack of mineralisation associated with the second (east-northeast trending structures) appears to suggest they did not syn-kinematically. Similar structures may be observed at Nkran which show similar north-northeast trending structures transposing and repeating stratigraphy, which potentially control high-grade gold mineralisation in the area.

Figure 13: Abore Pit 2002 SW view. Pale-grey granite in centre of the pit, NNE-trending siltstone- shale rich units cutting the pit

7.3.5	Dynamite Hill

The main rock types observed at Dynamite Hill consist of thinly bedded carbonaceous shale, siltstone (phyllite), and more thickly bedded wacke and sandstone. A granitic intrusion exists and is observable in core and outcrop. It intrudes the meta-sedimentary sequence near the centre of the prospect. Locally, porphyroblasts of possible andalusite are recognised within slaty horizons. These horizons are associated with thermal aureoles and with contact metamorphism against the granite intrusion. This rock has a distinct medium to coarse-grained and crowded porphyritic texture. It is extensively altered and veined.

The prospect may be broadly subdivided into two sedimentary domains or sequences which are: a) the western zone, and; b) the eastern zone (Figure 14). The western zone consists of interbedded wacke and siltstone (with a minor shale component), whilst the eastern domain consists of predominantly sandstones and wackes, with thick interbeds of siltstones. The sedimentary sequences are bounded by the elongate

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granite and the associated 020° Nkran Shear Zone which locally consists of discrete zones of high-strain. The granite dips steeply to the west and ranges in thickness from 20 to 50 metres.

Figure 14: Plan view of the geological model for Dynamite Hill, narrow granitic intrusion (orange)

Discordant cleavage and bedding relationships of opposing vergence, are consistent throughout the Dynamite Prospect which indicates the presence of several fold structures. Two phases of cleavage development are observable at Dynamite Hill. Within the thickest packages of phyllitic rocks, this cleavage attains the intensity of slaty cleavage. The strike of the main cleavage in the exposures is at 045°. However, the dip is often influenced by slumping in outcrop. The second phase of cleavage development is developed close to the cross cutting shears (e.g. "Nitro Shear") and is orientated on a bearing of 020°. This cleavage decreases in intensity as one moves away from these zones. As one moves away from these shears, a degree of variation in cleavage orientation from 030° to 060° between the phyllite and sand-rich units is observable. This fabric is thought to be a product of refraction of the main cleavage through the incompetent phyllites, which is supported by drillcore analyses, which indicates bedding and foliation trending 040° and dipping approximately 70° to the west. The second phase of cleavage development has not been recorded in the drilling.

Presently, Dynamite Hill, only one phase of folding may be identified, but it is assumed that up to three may exist, given the proximity to Nkran. Smaller scale (1 to 2 m wavelength) folding has been observed by local geologists.

7.3.6	Asuadai

The Asuadai deposit is located on the regional NE-trending "Nkran" shear zone, approximately 8 km along strike from Nkran and Dynamite Hill. The main rock types observed within the Asuadai pits consist of thinly bedded carbonaceous shale, siltstone (phyllite) and more thickly bedded wacke and sandstone. Two narrow granitic intrusions (diorite dykes) intrude the meta-sedimentary sequence on the boundary between the two main sedimentary domains. Extensive shearing in places associated with silica flooding (alteration) makes it difficult to determine volcanic component of these rocks.

The general geology of the deposit may be broadly subdivided into two main sedimentary domains which are:

1)	The northwest sedimentary sequence comprising interbedded wacke and siltstone (with a minor shale component), and
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2)	The southeast sedimentary sequence consisting of interbedded sandstones and wacke lithologies (with a minor shale component). The sequence is separated by a granitic dyke intruding parallel to this main lithological boundary (Figure 15).

Figure 15: Plan view of the geological model for Asuadai, granitic intrusion (diorite)

Bedding trends on a bearing of 040°, with local variations, along major structures of up to 020° (Figure 16). The stratigraphy at Asuadai has, like Nkran, been isoclinally folded and dips steeply (~70°) to the west. The stratigraphy at Asuadai is locally imbricated and transposed along major structures which trend on a bearing of 020°. It is deemed possible that these structures have potentially been miss-logged as phyllite versus a ductile shear fabric. The 020° bearing structures offset the granitic intrusions, the main sedimentary domain contact and the interbedded siltstones (phyllites).

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Figure 16: Schematic plan view of the Asuadai deposit, The granite forms the core of the deposit and bounds the two main sedimentary sequences.

The geology of Asuadai is similar to that of both the Nkran and Dynamite Hill Deposits. All of these desposits are located on a 020° trending jog on a regional 040° trending structure. The deposits are characterised by siltstones (phyllites) dominant on the western margin and sandstone dominant on the eastern portion of the deposit. The core of the Nkran Deposit consists of a series of wacke and sandstone dominated stratigraphy that has been intruded by several granitic intrusions. This is similar to the centre and eastern margin of Asuadai which is dominated by granite and wacke/sandstone stratigraphy. The stratigraphy at Nkran has been repeated by a series of thrusts, and subsequently transposed along these structures. It would appear a similar structural framework exists at Asuadai with several imbricating structures consisting of strongly sheared carbonaceous shale and transposed zones.

7.3.7	Esaase

The Esaase Project area contains a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks. Geological units on the Esaase property have been interpreted by a combination of airborne geophysical resistivity mapping (Versatile Time-Domain Electromagnetic Surveying or “VTEM”), resource definition drilling and associated outcrop mapping. The lithologies of the property may be divided into meta-sedimentary units with higher electrical and electromagnetic resistivity and units of relatively higher conductivity (Figure 17). Within the resource zone, the host rocks may be divided between phyllite and siltstone (with substantial carbonate in matrix) (ore zone predominant in hanging wall of resistivity break) and siltstone/greywacke (predominant in footwall of resistivity break). Host rocks to ore range from massive, thinly layered phyllite through interlayered phyllite and siltstone, to thick-bedded siltstone and wacke (Figure 18). Although recognisable stratigraphy appears to be present, the similarity of rock types, folding and faulting precludes correlation of individual stratigraphic units at this stage of drilling and outcrop density.

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Figure 17: IP Resistivity, Northeast Structures and Alluvial Mining

Source: Esaase NI-43101, 2012

The structural architecture, indicated in Figure 19, shows that the project area is dominated by fold-thrust patterning followed by a late stage strike-slip deformation event. Open to tight, northwest-dipping (axial planes strike on a bearing of 020° to 035°, are northeast plunging 30° to 70°, folds are asymmetric and climb to the southeast as shear zones are approached. Folds tighten and deformation increases systematically to the southeast as shear zones are approached. This patterning repeats itself on the 10 m to 100 m scale. Folding in the deformed siltstone / shale package is open to tight, locally approaching isoclinal. Fold orientation ranges from upright to moderately inclined with their dip direction to the northwest. Folds are asymmetric and climb to the southeast, consistent with regional interpretations of tectonic transport to the southwest. The fold limbs steepen as high strain zones (shears / thrust faults) are approached from the northwest. Within these shear zones shearing commonly shows lower or lesser strain and repeats the pattern of low to high strain at the next shear. This pattern repeats itself at many scales (micro to macro), but for mapping purposes it is typically on the 10 m to 50 m scale. These northeast striking, northwest-dipping syn-kinematic shears, which roughly parallel fold axial planes, appear to demarcate zones of mineralisation. In many (but not all) instances, the basal shear / thrust, divides the more deformed, altered, mineralised and electrically conductive siltstone shale unit in the hanging wall from the more massively bedded and less deformed siltstone / greywacke in the footwall. It is common to see broken rock, often carbonaceous, at or near this basal contact indicating likely late brittle faulting. As fault planes cannot be measured on these surfaces, their orientation cannot be clearly determined; thus it cannot be conclusively determined whether this fault or series of faults provide a conclusive footwall boundary. The resistivity contrast provides the best evidence for this contact on a property wide scale and consistent gold assays provide the best evidence on a sectional scale (Klipfel, 2009).

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The metasediments are intruded post- or late-kinematically by dykes and small stocks of intermediate to felsic composition, i.e. tonalite to granodiorite. In the southern portion of the deposit, these intrusions are intensely brecciated and mineralised and occur at or near the footwall of mineralisation and are themselves mineralised (Klipfel, 2009). The existence of a weathering profile on the Esaase Gold Project is strongly influenced by topography. The typical weathering horizon in tropical settings in West Africa (Figure 20) consists of laterite (± duracrust), saprolite, oxidised bedrock, and bedrock (there is often a gradational zone, “saprock” between the saprolite and oxidised bedrock). At higher elevations the laterite and saprolite, and much of the saprock, has been weathered away, leaving behind oxidised bedrock. At intermediate elevations the weathering profile is mostly intact and may be covered by transported colluvium. At the lowest elevations, the entire profile is covered by either alluvium or residual tailings from previous alluvial operations (Klipfel, 2009).

Figure 18: Core Photos of Lithology from the Esaase Deposit

Source: Esaase Thecnical Report, 2009
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Figure 19: Schematic Structural Model for the Esaase deposit and vicinity

Source: Esaase Thecnical Report, 2009
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Figure 20: Typical Weathering Profile at the Esaase Project Looking North

Source: Esaase Thecnical Report, 2009

7.4	Mineralisation

McCuaig and Williams (2002) concluded that the controls on mineralisation at Obotan were primarily structural in origin, with mineralisation occurring during east-west compressional events, and space problems created by intrusive bodies, irregularities on fault zones, and early folding and, or duplexing of stratigraphy controlling the location of damage zones and fluid flow.

7.4.1	Nkran

Economic gold mineralisation, mined in the Resolute pit is associated with several lodes within the pit; Galamsey Vein (GV), Central Vein (CV), Eastern Vein (EV) and the Central Stockwork Zone (Figure 21). The EV system is a north-northeasterly striking, sub-vertical to steeply easterly dipping zone of mineralisation. The EV marks the eastern margin of mineralisation at Nkran. The zone weakens in the northeastern portion of the pit, where the main zone of mineralisation swings to the north and strikes across the pit. The EV strikes northeast following the margin of the granite. The Galemsey Vein comprises several zones in the westernmost corner of the pit. These zones strike north-northeast, dip steeply to the east and are arrayed in an en-echelon pattern, stepping to the right in plan view and to the west - down dip in section. The Central Vein is a large quartz vein striking northeast and dipping steeply towards the east. The CV bounds zones of differing vein density in the Central Stockwork zone. The Central Stockwork zone is formed between the EV and GV. It is generally better developed adjacent to these structures. Veins comprise massive quartz, with strike extents ranging from centimeters to up to several meters, with widths ranging from centimeters to metres. These veins are relatively undeformed, with a two major orientations:

1) North-northwest strikes and moderate east-northeast dips, and;

2) North to south and shallow to sub-horizontal dips.

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The GV and EV were recognised as major ductile shear zones overprinted by brittle-ductile mineralising event (McCuaig et al., 2002).

Figure 21: Geology map of Resolute phase 1 pit overlain with grade control and main lode annotation

7.4.2	Adubiaso

At Adubiaso, the gold mineralisation occurs along the main NE-SW striking shear vein system in sub-vertically interbedded greywackes and phyllites intruded by later granitoids and porphyries. Subtle jogs in the porphyries give rise to higher grade ore shoots. The ore body plunges shallowly to the northeast at 20° parallel to the intersection of east-northeast dipping veins, with the main strike direction.

The deposit extends for some 1,000 m along strike and is known to exist down to a depth of 180 m below surface due to current drilling information. The mineralised zones are typically 1 m to 4 m in width, but may occasionally reach up to 20 m in width. The gold mineralisation occurs as free gold and is associated

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with the northeast plunging quartz veins, along the intersection of the metasediments and sheared porphyries.

The mineralised vein set strikes north-northwest to north-northeast and dips towards the east, cross-cuts the regional northeast striking foliation, and is variably deformed near the shear zone.

A subtle jog in strike, of the porphyries and carbonaceous schist, correlates with ore zone terminations. The ore shoots plunge shallowly to the north, parallel to the intersection of the east-northeast dipping veins with the sub-vertical North to south striking shear zone, and sub-parallel stretching lineation. The orebody occurs parallel to the strike inflection, which should be parallel to the north-plunging stretching lineation.

7.4.3	Abore

There are at least two, and potentially three, phases of mineralisation that may be recognised at Abore. Mineralisation is effectively constrained to the granite, with the overall trend of mineralisation being parallel to that of the stratigraphy. However, as noted by McCuaig et al., (2002) not all the granite is mineralised. The economic mineralisation is developed primarily along the eastern margin of the granite. Granite hosted mineralisation can be split into two phases:

1)	Quartz vein hosted

2)	North-northeast trending shear hosted

One can recognise a phase of steep, quartz veining hosted within the granite from the drill core, but this is currently poorly constrained.

The dominant phase of mineralisation at Abore is hosted in shallow west dipping 1 cm to 10 cm thick quartz vein arrays which have developed primarily along the eastern margin of the granite contact and the sandstone- wacke dominated stratigraphy. Very little disseminated alteration was observed, despite the significant hydrothermal (sericite and arsenopyrite) alteration associated with the mineralised zones. Vein density, rather than vein thickness, seems be indicative of higher grade zones. This is demonstrated well in drill hole ABP11-038 which was logged by James Davies. Analysis of vein orientations showed that two vein types; shallow west dipping and steep west dipping occur. Both vein sets strike towards the north. The shallow westerly dipping vein arrays create shallow stacked westerly dipping ore shoots within the granite. The relationship between the two vein sets is not clear. Two scenarios are plausible; either set are related to separate deformations events, or the steep set is related to orogenic collapse after a compressional phase resulting in the shallow west dipping vein array.

Analysis of the grade control data, shows discrete north-northeast trending zones of high grade mineralisation that have developed in the boudin necks of the granite bodies (Figure 22), relating to early north-northeast trending structures. It is probable that this pre-dates the quartz vein hosted mineralisation, and is similar to that of Nkran, where shallow west dipping vein arrays overprint steep, high grade mineralisation.

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Figure 22: Plan View 155mRL. Abore Deposit. Mineralisation is hosted in the granite intrusion.

The oreshoots plunge gently to the northwest and southwest. The southwesterly plunging shoots appear to be the most continuous and are likely related to the fault intersections with the granite. The northeast plunging shoots can be explained from vein orientation data. Two dominant vein trends are observed: a) veins parallel to bedding, and b) gently-dipping extension veins. The line of the intersection between the two vein sets is the same orientation as the grade defined in the oreshoots which plunge gently to the northeast. The arrays of extension veins are consistent with the formation in a compressional stress regime. A model of dip variation for the footwall contact of the intrusion also shows several low dip domains which plunge to the northeast. Such inflections in the strain margins of the granite are interpreted as dilational jogs. These sites likely control the distribution of well-developed extension vein arrays.

7.4.4	Dynamite Hill

The mineralisation at the Dynamite Hill Deposit can be classified into two distinct types:

1)	Steep west dipping shear zones with ductile, shear hosted mineralisation, within the north-northeast striking, steeply west dipping "Nitro" and "TNT" shears. These zones typically measure approximately 2 m in width. It is not known if these lodes are overprinted by a barren quartz breccia event, such as that at Nkran (Figure 23), which significantly disrupts the continuous nature of the mineralisation. At Dynamite Hill, the zone is strongly altered by arsenopyrite alteration.

2)	Shallow quartz vein hosted - cross cutting, northwest to north-northwest striking, shallow to moderately northeast dipping brittle quartz-carbonate vein hosted mineralisation (Figure 24), and
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associated sericite-albite-arsenopyrite- magnetite alteration. This mineralisation is predominantly hosted in the granite intrusion and on the margins within the sandstone. The stacked vein array sets would likely plunge steeply to the north, controlled by the bounding east-west structures

Figure 23: Presence of steep breccia style lode in core (DYDD13-003)

Figure 24: Drill core DYDD13-003 steep and shallow lodes (left) and shallow veins which cut the granite (right)

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7.4.5	Asuadai

Alteration at the Asuadai Deposit is characterised by preferential alteration of the sandstone and wacke (to a lesser extent) lithologies to sericite - magnetite, with or without albite. This alteration style appears to be distinctive to mineralisation associated with the Nkran regional structural trend. Various stages of arsenopyrite and pyrite are observed, either disseminated throughout the core, or as selvages to gold bearing quartz veins. Arsenopyrite appears to be dominantly associated with the shallow southwest dipping vein arrays, with significant disseminated alteration occurring within the granitic intrusion. Siltstone (and carbonaceous shale) lithologies are generally unaltered.

Early ductile mineralisation appears to be associated with silicification and minor pyrite. The extensive overprinting and later reactivation of these structures makes it difficult to establish a distinct alteration package.

The Asuadai Deposit is relatively complex with a number of controls of mineralisation which influences the geometry of the mineralisation. Two distinct styles of mineralisation may be recognised which include:

1)	Steep ductile type mineralisation - this was observed within drill hole ASP11-014 which was selectively logged and is associated with the metasedimentary lithologies. This style was selectively overprinted by a later brittle brecciating event. This style of mineralisation would be analogous to the Central Vein (CV), Galamsey Vein (GV) and Eastern Breccia Lode (EBL) at Nkran, or the Nitro Shear (NS) at Dynamite Hill. This mineralisation parallels bedding or foliation. Stereographic projections of vein arrays show a 020° to 040° orientation dipping steeply towards the west. The steep ductile mineralisation is recognised to bound the granitic intrusion. This mineralisation is also associated with parallel structures to the main granitic intrusion.

2)	Shallow dipping quartz veins - This is the dominant phase of mineralisation at Asuadai and consists of veins that vary in thickness from 1cm to 60cm. The flat lying vein arrays are best developed in the granite. The veins are associated sericite-albite-arsenopyrite-magnetite alteration.

7.4.6	Esaase

Gold Mineralisation in the Project Area occurs in quartz-carbonate veins hosted within parallel northeast trending, moderately to steeply west- dipping bodies of extremely deformed siltstone shale. One form of disseminated alteration most commonly noted in oxidised rocks is quartz-sericite-pyrite (QSP) alteration. This alteration type is not distinctly different in colouration in fresh core and is thus difficult to detect in that state. Surface weathering converts the sericite to white kaolinite creating a bright white colour alteration distinguishable even at great distance when exposed in trenches, road cuts, and drill pads. At closer scale, pyrite pseudomorphs can be distinguished. The second stage consists of pervasive carbonate alteration in the form of carbonate porphyroblasts, particularly after andalusite in phyllitic rocks. Carbonate flooding is more prevalent in siltstone where precursor andalusite porphyroblasts did not form (Klipfel, 2009).

Quartz veins formed within the mineralisation envelopes throughout the duration of the extensive fold and thrust and strike slip deformation events. Four stages of veins can be identified. These include an early un-mineralised quartz-only vein stage which has undergone deformation and brecciation. A second vein stage consists of myriad fine spider-web-like quartz-carbonate veins. These veins are also early and are consistently deformed and offset. The third stage consists of quartz-carbonate-sulphide veins with visible free gold. The associated sulphide is generally pyrite, but up to 15% of it can be chalcopyrite, and minor arsenopyrite variably occurs as well. Finally, late stage post-mineral calcite veins crosscut all previous features (Klipfel, 2009). As previously mentioned, quartz veining occurred within the mineralisation envelopes over most of the duration of the extensive fold and thrust and strike slip deformation events.

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Veins that contain visible gold overwhelmingly strike 350° to 020°, have sub-vertical dips and are either planar or S-shaped. Thus they are oblique in orientation to the overall strike and dip of mineralisation and appear to be bounded by aforementioned thrust faults and can thus be described as en-echelon vein sets. They likely were emplaced during a transition from fold thrust deformation to left lateral strike slip deformation (Figure 25 and Figure 26. Klipfel, 2009).

Figure 25: Example of folded and broken early veins

Source: Esaarse Thecnical Report 2009

Figure 26: Example of sheeted veining with visible gold

Source: Esaarse Thecnical Report 2009
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8	- DEPOSIT TYPES (ITEM 8)

The deposit types discussed in this doocument are structurally controlled mesothermal quartz vein style mineralisation. This is the most important type of gold occurrence in West Africa and is commonly referred to as the Ashanti-type in recognition of the Obuasi area being the type locality and the largest gold deposit in the region. Milesi et al. (1992) recognised that mesothermal quartz vein style deposits are largely confined to tectonic corridors that are often over 50 km long and up to several kilometres wide and usually display complex, multi-phase structural features, which control the mineralisation.

The most common host rock is usually fine-grained metasediments, often in close proximity to graphitic, siliceous, or manganiferous chemical sediments. However, in some areas, mafic volcanics and belt intrusions are also known to host significant gold occurrences. Refractory type deposits feature early-stage disseminated sulphides in which pyrite and arsenopyrite host important amounts of gold overprinted by extensive late stage quartz veining in which visible gold is quite common and accessory polymetallic sulphides are frequently observed. This type includes important lode / vein deposits in Ghana such as at Obuasi, Prestea, Bogosu, Bibiani and Obotan. However, a second non-refractory style of gold mineralisation occurs in which gold is not hosted within sulphide minerals either in early or late stage mineralisation. These type deposits have lower sulphide content in general and in particular, often lack the needle-like arsenopyrite that is common in the refractory type deposits. Such deposits include the Chirano and Ahafo type deposits.

9	EXPLORATION BY PREVIOUS OPERATORS

9.1	Obotan

In the late 1980s, the Nkran prospect attracted the attention Dr Alex Barko, a consultant, who recommended the area to one of his local client groups. Obotan Minerals subsequently applied for and received a prospecting concession covering about 106 km² over the general area.

Minor prospecting was carried out in the early stages. Some attention was paid to the alluvial gold potential due to the extensive gold in the nearby Ofin River, which was previously mined by the State Gold Mining Company in the 1960’s and was later held by Dunkwa Continental Goldfields (held by Dunkwa Goldfields), as well as the alluvial gold project being developed at the time, located further north within the Bonte area.

9.1.1	AGF/ KIR

In the early 1990s, the Obotan concession was examined by American consultant, Al Perry who worked on behalf of two related Australian junior companies: Associated Gold Fields (AGF) and Kiwi International Resources (KIR). Perry negotiated an option on the concession and proceeded to focus on the known prospects at Nkran Hill (formerly known as Jabokassie) and to carry out a regional soil geochemical survey that identified numerous anomalies around Nkran Hill (Figure 27).

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Figure 27: Soil Sampling Grids and Anomalies Across Obotan and Esaase.

Esaase Zone D
Esaase Zone B
Esaase
Esaase Zone E
Bipraw
Abore
Asuadai
Dynamite Hill
Adubiaso
Nkran
Legend
Towns
Deposits
Asanko Concession
Au In Soil (ppb)
0.1 - 25
25.1 - 50
50.1 - 100
100.1 - 150
150.1 - 200
200.1 - 353.6
Kilometers

AGF and KIR quickly assessed the open pit potential of the Nkran Hill prospect and carried out an early stage RC drilling program that returned very encouraging results over a wide zone of bedrock mineralisation, which extended along strike for about 600 m.

By early 1995, resource estimates for Nkran Hill (Measured, Indicated and Inferred) were reported as 4.8 Mt at approximately 3.7 g/t for an in situ gold content of nearly 600,000 oz. A feasibility study was completed and a mining lease was granted in late 1995. This successful exploration work was noted by the emerging Australian gold producer, Resolute Samantha (now Resolute Limited).

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9.1.2	Resolute

A deal was completed by May 1996 whereby the combined interests of KIR and AGF were bought out by Resolute Limited, who immediately reviewed and expanded the scope of the project with a ground magnetic survey (Figure 28). This was followed up by further RC diamond drilling to increase resources to a depth of 150 m at Nkran Hill and to further assess the known mineralisation at the nearby Adubiaso prospect.

Figure 28: Abirem -An Example of a Ground Magnetic survey by Resolute

Source: Spiers, 2011

A revised mine development plan was completed by the end of July 1996 and a decision to produce at a rate of 1.4 Mtpa was made. Initial mining was started early in 1997 and the first gold was poured by May 1997. During the late 1990s, the Nkran Hill plant started to process oxide ores from the Adubiaso gold deposit, located about 7.5 km north-northwest of Nkran Hill.

Throughout the 1988-1998 period, significant drilling was undertaken by the various companies previously mentioned, over the Nkran project area. (SRK, 2012)

Leo Shield

The Abore area was covered in a prospecting concession granted to the Oda River Goldmining Company, which was headed up by Nana Asibey-Mensah of Kumasi. Local villagers held a small-scale mining licence (Asuadai prospect) at Edubia and Adubiaso.

In the mid-1990s, Mutual Resources of Vancouver, Canada, in partnership with Leo Shield Exploration of Perth, Australia, completed a joint venture with the Oda River group and commenced a regional exploration program on the concession (covering approximately 73 km²).

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Prospecting north of Abore revealed extensive old, as well as very recent artisanal mining in alluvial areas, as well as many old Ashanti pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

Soil geochemistry revealed a strong north-northeast trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly was several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings (Figure 29).

Extensive trenching in the area confirmed continuous bedrock mineralisation over a distance of at least 1,000 m with widths varying between 50 m to 100 m. The mineralisation consisted of a broad quartz stockwork system hosted mainly by a north-northeast trending, intermediate granitoid intrusion. The early artisanal pitting focused mainly on narrow quartz veins associated with the stockwork system.

Extensive drilling in the area (mainly RC, but considerable diamond drilling as well) outlined a sizeable resource (now known as the Abore, Adubiaso, Asuadai and Akwasiso prospects).

In the late 1990s, Mutual’s interest in the project was bought out by Leo Shield (later Shield Resources) (SRK, 2012).

Figure 29: Abore - Regional soil sampling by Leo Shield

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Throughout the 1996 to 1998 period, significant drilling was conducted by various companies, but most predominantly by Leo Shield over the Abore project area, in line with exploration and development undertaken over the Nkran project area. Drill testing was dominated by RC drilling, accounting for 85% of the total current drilling dataset.

9.2	Work conducted by PMI

9.2.1	Ground geophysical surveys - IP and VLF

A 5 km² induced potential (IP) ground geophysical survey was carried out in the Nkran pit area by Geotech Airborne to determine its usefulness in this environment as an exploration tool to help resolve and map the subsurface. A total of 12,640 m (12.64 km) of baseline were cut and picketed by local crewsFigure 30, top left), and 76,240 m (76.24 km) of cross-lines were cut, picketed, and GPS surveyed.

The contoured Apparent Resistivity results, interpreted at 119 m depth slice after inverting the data with the UBC 2D inversion software, are presented in Figure 30 (bottom left). The Nkran structural trends are clearly outlined.

Figure 30: Ground geophysical surveys

PMI GOLD CORPORATION
IP Survey Grid Location
Figure

PMI GOLD CORPORATION
VLF Survey Grid Location
Figure

L110
L108
L104
L102
L100
L98
L96
L94
PMI GOLD CORPORATION
Abore - Abirem Concession
Nkran IP Survey
UBC 2D Inversion Model
Apparent Resistivity (OhmM)
118m Depth
Figure

Subsurface Conductors
L110
L108
L104
L102
L100
L98
L96
L94
PMI GOLD CORPORATION
Figure

Notes: IP grid location (top left) and apparent resistivity grid (bottom left); VLF survey grid (top right) and VLF Field Strengths (bottom left) Source: Spiers, 2011SRK Consulting Page 57 GLEE/NAID/BINO/GUIB/wulr PMI003_MRE_Update_Report_NI 43 101_March_2012_Rev1 25 May 2012
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The company purchased a local source very low frequency (VLF) transmitter and rented two analogue receivers in order to carry out conductivity surveys over target areas outlined by geochemical surveys (soil and stream sediment) and by structures interpreted from airborne resistivity surveys.

The 5 km² area surrounding the Nkran pit that was surveyed with Adansi’s in-house IP equipment and geophysical crew, was also surveyed with the in-house VLF equipment (Figure 30, right).

Dip and gain readings were taken every 12.5 m, data processed, and a Frazer Filtered map constructed. The survey was carried out by Fred Akosah, Chief Geophysicist, Eddie Norman, Technician, and a local field crew. Fred Akosah and Douglas MacQuarrie experimented with various field techniques and data rendition, manipulation and presentation.

It was determined that the technique was useful in picking out narrow conductivity features. The Nkran survey was carried out at 100 m cross-line spacing. Figure 30 (top right) illustrates the grid surveyed and its location. The test survey and data processing had determined that the gain is the most useful survey parameter in the environment encountered. A contoured map of field strengths % was constructed and is presented in Figure 30 (bottom right).

A 5.1 km antenna line was cut and 42 line kilometres on 42 lines were surveyed.

9.3	Airborne geophysical survey - Heli-borne VTEM

Condor Consulting Inc. has completed the processing and analysis of a VTEM EM and magnetic survey flown for PMI by Geotech Airborne Ltd, centred over the Nkran pit (Figure 31). The primary purpose of the current program of work was to test the VTEM response over the Nkran deposit to 400 m depths, and to assist in the identification of gold targets in close proximity to the Nkran mine through an interpretation of conductive and magnetic features. The outcome of this work has been to identify a number of Target Zones based on the recognition of discrete conductive features and a structural analysis of the conductivity and magnetic outcomes.

Two high priority Target Zones, based on the correlations observed in the magnetic and EM data have been identified (Figure 31. right); designated TZ-9 and TZ-11. TZ-9 is located under the pit, presumably an extension of the mined ore; TZ-11 is located along the same thrust fault, but further to the south west. Four medium priority Target Zones, TZ-5, TZ-7, TZ-8 and TZ-10, have been identified, and are possible locations for the proposed Nkran-style gold mineralisation system. (Condor Consulting, Report on Processing and Analysis of a VTEM EM and Magnetic Survey, Nkran Project, May 2008).

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Figure 31: VTEM Survey Nkran pit (yellow outline)

Notes: extent and flight lines (top left); TMI magnetic grid (bottom left) and interpreted target zones and structures (right) Source: Spiers, 2011

9.1	Esaase

9.1.1	Geophysical Programs

An IP program was completed in 2006 which successfully identified significant faults that are interpreted as significant mineralisation boundaries. In order to identify other such structures, Asanko contracted Geotech Ltd to perform an airborne VTEM geophysical program on the project area. The survey was carried out during the period October 11, 2007 to October 25, 2007. The principal geophysical sensors included Geotech’s versatile time-domain electromagnetic system (VTEM). Ancillary equipment included a GPS navigation system and a radar altimeter. A total of 2,266 line-km were flown. In-field data processing involved quality control and compilation of data collected during the acquisition stage, using the in-field processing centre established in Ghana. The survey was flown at nominal traverse line spacing of 200 m. Flight line directions were N130°E/N50°W. The helicopter maintained a mean terrain clearance of 122 m. The data was processed and interpreted by Condor Consulting, Inc., who performed AdTau time constant analysis on line data in order to determine the best time delay channels to use. Condor performed Layered Earth Inversions (LEI), generated depth slices for the survey and characterized the 2D and 3D nature of the survey.

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The 10 channel map shown in Figure 32 is a relatively deep penetrating channel that avoids noise disturbance and provides an overall picture of the resistive characteristics of the rocks. The 92 m Layered Earth Inversion is useful for a more detailed view of bedrock resistivity at the fresh bedrock surface.

Figure 32: VTEM 92 m Layered Earth Inversion (LEI) for Esaase

Source: Esaase Technical report 2011

The image indicates significant packages of higher and lower resistivity rock masses with changes in the resistivity values of the rocks across what are interpreted as northeast oriented structures. These breaks correlate with the position and orientation of gold anomalies, which are expressed both in the surface soils that overlie these breaks and in the subsurface as indicated by drilling.

9.1.2	SAMPLING METHODS AND SAMPLE QUALITY

Soil Sampling Program

Asanko commenced a soil sampling program upon acquisition of the Esaase Concession in June 2006 and have received assay results from over 4,000 soil samples. Sampling was undertaken on NE oriented lines spaced 100 m to 400 m apart with samples taken at 25 m intervals along the lines (Figure 33). This program extended the initial soil sampling completed in March 2006 as part of initial due diligence on the concession. After the acquisition of the Jeni River Concession, Asanko expanded its soil program to the Jeni River Concession and has obtained over 2,100 samples from this concession using an identical sampling regime (Figure 34).

Figure 35 shows the gold-in-soil contour map derived from these samples. Some 1,630 soil samples were collected over the Dawohodo concession in 2011. Soil samples were obtained wherever there were no obvious alluvial disturbance or alluvial material and care was taken to sample below the organic horizon. The material below the organic horizon on ridge tops or steep slopes from higher elevations is weathered bedrock, whereas that taken nearer to the alluvial creek bottoms is underlain by colluvium and/or saprolite. Drilling and trenching indicate that soil samples from weathered bedrock, on average, have gold levels

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within an order of magnitude of the underlying rock values. Soil samples from non-bedrock sources (i.e. alluvial) tend to have much lower gold values than the underlying bedrock.

Figure 33: Gold in Soil Thematic Map for the Esaase concession

Source: Esaase technical report 2011

Figure 34: Gold in Soil Thematic Map for the Jeni River concession

Source: Esaase technical report 2011
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Figure 35: Gold in soil contour map for the Esaase Prospect

Source: Esaase technical report 2011

10	DRILLING (ITEM 10)

10.1	Introduction

Drill traverses for all project areas are generally aligned perpendicular to the local NE-SW mineralised trends.

To date, a total of 1,810 holes have been drilled in the four deposits (Nkran 877, Adubiaso 327, Asuadai 143 and Abore 463). Of these approximately 70% are RC (all RAGC drilling) and 30% are diamond core (mainly PMI drilling).

As shown in Figure 36, a typical drilling plan for the Nkran area. The resource drillhole spacing varies between the projects, from as small as 10 to 15 m across strike, and 15 to 50 m along strike (to define near mine surface projections of mineralisation). Drill coverage at depth is variable approaching the maximum drilled depth of 590 m from surface in drillhole RCD802A at the Nkran project.

The drilling density is considered appropriate to define the geometry and extent of the mineralisation for the purpose of estimating gold resources, given the understanding of the local project geology, structure and confining formations.

10.2	Nkran

The Nkran project database utilised during the SRK study included the historical and recent drillhole data summarised in Table 17 and Figure 36.

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Table 17: Nkran - Summary of Historical and Recent Drilling Dataset
		RC	DDH	Total RC +DDH
Resolute	Number of holes	599	191	790
	Metres	35646	38522	74168
PMI	Number of holes	–	87	87
	Metres	–	37452	37452
Total	Number of holes	599	278	877
	Metres	35646	75974	111620

The following drill statistics are based on meterage. Most of the holes used in the resource estimation are from the Resolute-Amansie programs (some 70%). All the PMI drilling is diamond core which accounts for the remaining 30% of the drilling. Diamond core drilling accounts for 68% of all holes and RC the remaining 32%. PMI diamond drilling undertaken during 2007 through to January 2012 accounts for 33% of the total dataset, with the remaining 67% being mixed RC and diamond drilling completed by Resolute during an unspecified period.

Figure 36: The Drill Collar Plans based on the Drill Type and PMI Program for Nkran

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10.3	Adubiaso

The Adubiaso project database utilised during the SRK study included the historical and recent drillhole data as shown in Table 18 and Figure 37.

Table 18: Adubiaso - Summary of the Historical and more Recent Drilling Dataset
		RC	DDH	Total RC +DDH
Resolute	Number of holes	277	5	282
	Metres	25547	635	26182
PMI	Number of holes		45	45
	Metres		9021	9021
Total	Number of holes	277	50	327
	Metres	25547	9656	35203

The following drill statistics for Adubiaso are based on meterage. Most of the holes used in the resource estimation are from the Resolute-Amansie programs (some 75%). The combined PMI and Resolute diamond core drilling accounts for 25% of all holes.

PMI diamond drilling undertaken during 2007 through to January 2012 accounts for 25% of the total dataset with the remaining 75% being mixed RC and diamond drilling completed by Resolute during an unspecified period.

Figure 37: The Drill Collar Plans based on the Drill Type and Company Program for Adubiaso

10.4	Abore

The Abore project database utilised during the SRK study included the historical and recent drillhole data as summarised in Table 19 and Figure 38.

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Table 19: Abore - Summary of historical and recent drilling dataset
		RC	DDH	Total RC +DDH
Resolute	Number of holes	408	6	414
	Metres	31639	928	32567
PMI	Number of holes	0	51	51
	Metres	0	9260	9260
Total	Number of holes	408	57	465
	Metres	31639	10188	41827

The following drill statistics for Abore are based on meterage. Most of the holes used in the resource estimation are from the Resolute-Amansie programs (some 78%). The combined PMI and Resolute diamond core drilling accounts for 25% of all holes and RC the remaining 75%.

PMI diamond drilling undertaken during 2007 through to January 2012 accounts for 22% of the total dataset with the remaining 78% being mixed RC and diamond drilling completed by Resolute during an unspecified period.

Figure 38 shows the drill collars based on the drill type and individual company programs for Abore.

Figure 38: Abore - Plan of drill collar locations showing hole type and company drill program

10.5	Dynamite Hill

The Dynamite project database utilised during this study included historical and recent drill hole data as summarised in Table 20. Figure 39 shows the Dynamite Hill drill collar plan.

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Table 20: Asuadai - Summary of historical and recent drilling dataset
Deposit		RC	DDH	Total
PMI	Number of holes	92	3	95
	Metres	10864	408	11 272
Asanko	Number of holes	33	9	42
	Metres	4611	2094	-
Total	Number of holes	125	12	137
	Metres	15475	2502	11 272

Figure 39: Dynamite Hill Drill Collar Plan

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10.6	Asuadai

The Asuadai project database utilised during the SRK study included the historical and recent drillhole data as summarised in Table 21.

Table 21: Asuadai - Summary of historical and recent drilling dataset
		RC	DDH	Total RC +DDH
Resolute	Number of holes	84	3	87
	Metres	5606	294	5900
PMI	Number of holes	0	56	56
	Metres	0	7406	7406
Total	Number of holes	84	59	143
	Metres	5606	7700	13306

The following drill statistics for Asuadai are based on meterage. Most of the holes used in the resource estimation are from the Resolute-Amansie programs (some 44%). The combined PMI and Resolute diamond core drilling accounts for 58% of all holes and RC the remaining 42%. PMI diamond drilling undertaken during 2007 through to January 2012 accounts for 56% of the total dataset with the remaining 44% being mixed RC and diamond drilling completed by Resolute.

Figure 40 shows the Asuadai drill collar plan based on the drill type and company program.

Figure 40: Asuadai - Plan of Drill Collar Locations Showing Hole Type and Company Drill Program

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10.7	Esaase

Drilling at the Esaase Gold Project has been managed by Asanko and Coffey Mining geologists and to date has focused mainly on the northwest striking main gold bearing structures in the Esaase Concession. Targets have also been drilled on the Jeni, Dawohodo, Mpatoam and Binappco concessions. Surface Reverse Circulation (‘RC’) and Diamond Core (‘DC’) drilling has been completed at the project. The project drill programs were designed to test the mineralised corridor delineated from soil sampling, trenching, drilling and geophysical interpretations. The initial 14 diamond drill holes were completed by Eagle drilling contractors with the remainder completed by Geodrill contractors. Both of these drilling companies are reputable Ghana-based companies providing RC and diamond drilling services consistent with current industry standards. Table 8 summarises pertinent drilling statistics for all holes drilled at the Esaase Gold Project as at the beginning of February 2012. A total of 1,496 drill holes have been completed on the project area as shown in Table 22 and Figure 41. Of these 1,187 drill holes in the currently defined resource area were used for the resource estimation study.

Table 22: Drilling Summary Statistics for Esaase
Type	Number	Type	Metres drilled
RC holes	987	RC metres	149,906
RC pre-collars with Diamond tails	340	RC pre-collar with Diamond tail metres	100,360
Diamond holes	112	Diamond hole metres	24,811
Water wells	57	DTH metres	3,573
Total drill holes	1,496	Total Metres drilled	268,249

Figure 41: Drill Hole Locations for the Asanko Esaase Gold Project

Source: Esaarse Ni-43101, 2012

10.7.1.1	Accuracy of Drill hole Collar Locations

Drill hole collars were surveyed by a Coffey Mining surveyor utilising a Thales Promark 3 DGPS unit. This unit was validated as returning sub-centimetre accuracy when compared to the topography pickup completed

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by Coffey Mining using a Geodimeter 610S total station. These instruments have an accuracy of better than 1 cm and are considered conventional.

10.7.1.2	Downhole Surveying Procedures

Drill holes were surveyed on approximately 50 m or less downhole intervals, using a Reflex EZ-Shot®, an electronic single shot instrument manufactured by Reflex of Sweden. These measurements have been converted from magnetic to UTM Zone 30 North values. The factor used to convert between the two grids is -5 degrees.

10.7.1.3	Reverse Circulation Drilling Procedures

Asanko-supervised RC and diamond drilling was completed by Geodrill using a UDR KL900-02 multipurpose track mounted rig. RC rods were 4½ inch diameter and the drill bit used was a standard 140 mm diameter face sample hammer.

10.7.1.4	Diamond Drilling Procedures

The initial 14 diamond drill holes (HQ and NQ diameters) were completed by Eagle Drilling using a Longyear 38 skid-mounted diamond drill. All subsequent drilling has been completed by Geodrill using UDR 650 and UDR 900 multipurpose rigs for completion of all the RC and remaining diamond coring component. Diamond-drilled core was oriented by a combination of the spear technique, the 2iC Ezymark orientation device and Reflex ACT II electronic orientation system.

10.7.1.5	Topographical Control

Topography has been generated by two methods. A Total Station survey completed by Coffey Mining surveyors in 2007 covered the primary deposit. This topography is to an accuracy of +/-30 cm and compares well with the drill hole collar survey data. Coffey Mining considers the topography to be of high confidence. Topography to a 2 m contour interval was generated in several stages for the entire group of concessions by Photosat Information Ltd. using stereo pairs of IKONOS satellite images collected in December 2007 and July 2008. These images were orthorectified to control points including all drill hole collar points at the time surveyed by surveyors working for Asanko.

10.8	- RC and Core Sampling Procedures

10.8.1.1	RC Sampling and Logging

RC drill chips were collected as 1 m intervals downhole via a cyclone into PVC bags, and then weighed prior to splitting. The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3 kg was collected for submission to the laboratory for analysis. All 1 m interval samples were analysed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the Asanko exploration camp in Tetrem.

10.8.1.2	Diamond Core Sampling and Logging

The sampling of the core was subject to the discretion of the geologist completing the geological logging. Initially, nominally 2 m intervals were taken unless geological features were identified requiring smaller intervals. After December 2006, nominally 1 m intervals were taken. 3.4% of diamond core sampling was submitted as whole core with 90.7% submitted as half core and the remaining 5.9% submitted as quarter core.

It should be noted that these sampling intervals are much smaller than the true width of overall mineralised zones, which is variable throughout the deposit, but is typically in excess of 30 m.

After the marking out of the required interval, the core was cut in half by electric diamond blade core saw. The cut is made 1 cm to the right (looking downhole) of the orientation line with the left side being retained and the other half broken up for assay.

In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

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Core structure orientations were routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line (bottom of hole), determined by the orientation tool recorded during drilling, is drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of approximately 28 oriented core HQ3 core holes have been drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

10.8.1.3	Sample Recovery

Sample recovery for RC drilling was noted as very good and averages approximately 34 kg per metre drilled. Bulk sample weights (on a per meter basis) have been recorded in the database for approximately two-thirds of all RC samples drilled. Sample recovery in Diamond holes was very good although recoveries for core from the moderate to highly weathered saprolite and highly fractured and brecciated zones returned poor recoveries. Asanko began utilising HQ3 drilling to minimise the core loss in the weathered and transition zones after July 2008.

10.8.1.4	Sample Quality

The sampling procedures adopted for drilling are consistent with current industry best practise. Samples collected by diamond coring within the highly weathered zones are of moderate quality, with the remainder being high. Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noticed.

Dedicated drill hole twinning of the DC drilling and RC drilling has been completed by Asanko to determine if any negative bias has resulted in the DC drilling due to the use of water. A number of the DC holes had poor recovery in the highly weathered zone and there exists potential to wash the fine gold associated with the fractures and veining and therefore underestimate the gold content. Four DC and RC drill hole pairs are suitable for comparison and results indicate comparable intervals of mineralisation with broadly equivalent grades between DC and RC drilling.

10.8.1.5	Drilling Orientation

The vast majority of drill holes in the west dipping mineralisation were collared at an orientation of approximately 100° (UTM). A small number of holes were drilled towards approximately 300°. Water boreholes have been drilled vertically.

10.9	- Factors Influencing the Accuracy of Results

10.9.1.1	Accuracy and Reliability of Results

There is no identified drilling, sampling, or recovery factors that materially impact the accuracy and reliability of the results of the drilling programs in place.

10.10	- Exploration Properties - Drill Hole Details

It is not practical to include a listing of all sample results, as a total of 213,905 RC samples and diamond core samples have been collected to date. Please refer to the Coffey Technical Report dated 22 September, 2011, Section 10 for details.

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11	- SAMPLE PREPARATION, ANALYSIS AND SECURITY (ITEM 11)

11.1	- Sample Handling Prior to Dispatch

Obotan

CJM was not able to review the sample submission procedures in practice as utilised by PMI personnel. CJM has made use of the observations and findings of SRK utilised for their May, 2012 Mineral Resource estimation exercise. CJM however did review the written standards and procedures as employed by PMI.

SRK visited the onsite sample processing facility at Nkran and the preparation procedures (core splitting, panning, logging, sampling and storage) employed by PMI personnel It was SRK’s opinion that the methodology and procedures used were appropriate.

According to SRK, original sampling was predominantly carried out at 1.0 m intervals, but sample intervals ranging from 0.25 m to 5 m had also been utilised. To create a uniform sample length for use in geostatistical analysis and block model grade interpolation, validated assay data were composited at 5.0 m downhole lengths for Nkran, 4 m lengths for Abore, and 2.0 m lengths for Adubiaso and Asuadai.

SRK did not carried out any independent sampling of core or RC samples, but has reviewed the sample quality control protocols introduced and conducted by PMI and SGS in Tarkwa.

Individually bagged core and RC drilling samples were packed in polyweave or heavy plastic sacks (i.e. 5-10 samples per sack), tied with binding wire and prepared for transport to the laboratory. All samples were firmly secured and locked in a designated sample room at PMI’s field office. The Company Geologist, responsible for core logging and RC sampling, held the only key to the room where samples were secured. The Geologist was responsible at all times for their secure shipment to the laboratory. SRK considered that the sample preparation, security and analytical procedures adopted by PMI provide an adequate basis for the current Mineral Resource estimates.

Esaase

The close scrutiny of sample submission procedures by Asanko and Coffey Mining technical staff, and the rapid submission of samples from drilling for analysis, provides little opportunity for sample tampering. Equally, given the Umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and Umpire assay facilities, any misleading analytical data would be readily recognised and investigated. Current Asanko sampling procedures require samples to be collected in staple-closed bags once taken from the rig or core-cutting facility. The samples are then transported to the project camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

11.2	- Sample Preparation and Analysis Procedures

11.2.1	Obotan

CJM was not able to review the Sample Preparation and Analysis Procedures due no sampling or drilling exercises being in process at the time. CJM reviewed the findings of SRK in May 2013 and reviewed the standards and procedures for PMI and shares the opinion of SRK that sample prearation was adequate for the resultant assays to be utilised for Mineral Resource estimation. SRK assumed the continuity of processes and procedures, based on their historical exposure to the Obotan tenements.

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As a result of the advanced nature of the projects, SRK conducted an analysis of the QA/QC and found that results were sufficient for establishing the highest possible degree of confidence in the data. CJM also reviewed the QA/QC and shares SRK’s opinion.

PMI typically inserted random blank samples into the assay stream. These blanks consistently returned very low assays. Additionally, any samples in which visible gold was noted, during the logging or in the case of panning RC drill chips, or any samples which returned high gold grades, were routinely submitted for either screened metallics or a bulk cyanide leach assay. In addition, random pulps and rejects were submitted to other certified labs for checking or confirmation purposes.

According to SRK, comparison of the results from the various different assays and laboratories utilised, indicates a high measure of confidence in the assay data. The assay labs utilised by PMI utilised their own in-house QC programs. These included standards, replicas, duplicates and blanks. In general, every batch of 50 solutions contained two standards positioned randomly; two replicates positioned at the end of the rack; two duplicates selected randomly and positioned immediately under the original; and one blank positioned randomly.

All sampling was carried out under the direct supervision of PMI senior personnel - either the President, VP of Exploration, Project Manager or the Chief Geologist. All drillcores from the concessions were geologically and structurally logged, split (sawn), photographed and stored at PMI’s field offices or sampling and storage facility in Nkran.

During a site visit in March 2011, SRK was able to visit the SGS laboratory in Tarkwa. SRK observed the sample preparation area inclusive of sample crushing and pulverisation, drying ovens, dust extraction devices, cupellation laboratory, furnaces and the analytical laboratories. The main comment from the routine inspection was a concern regarding the high levels of dust in the preparation and analytical facility of the very busy laboratory. It should be noted that the laboratories used by PMI are certified, being local divisions of international laboratories such as SGS (Bibiani and Tarkwa) and ALS (Kumasi).

All crushing and grinding was carried out by the analytical laboratory. Sample pulps and coarse reject material was returned to PMI only after completion of both the initial sample analysis and any additional checks which PMI may have required following receipt of the initial sample assays. All assays were carried out by Fire Assay on 50 g samples with an Atomic Absorption (AA) finish or as otherwise reported.

The quality of analysis at the laboratories was monitored by the use of blanks, standards, duplicates and check assays and re-runs at alternate labs (in this instance ALS Kumasi). Historically, during 2008 to 2009, all analysis were carried out by SGS / Analabs in Bibiani; Recent samples were processed by SGS Tarkwa laboratories.

All core samples were submitted to SGS in Tarkwa and check samples to ALS Commercial Laboratory in Kumasi. All samples were analysed for gold, either by 50 g Fire Assay or Screen Metallic Fire Assay with AA Finish (AA26); or for cyanide leach, depending on peculiar features and characteristics of the rock or the drill cuttings. Screen metallic fire assaying is often used for samples suspected of being high grade where coarse gold is anticipated. Remaining samples, expected to represent “waste” or non-ore mineralised are analysed using straight fire assay.

11.2.2	Esaase

RC field duplicate samples are routinely collected to allow assessment of the field sampling error (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted. Acceptable

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reproducibility has been identified during an assessment of RC field duplicate data generated and no distinct bias is evident.

Reference material is retained and stored at the Asanko exploration camp at Tetrem, as well as chips derived from RC drilling, half-core and core photographs generated by diamond drilling, and duplicate pulps and residues of all submitted samples. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralisation, and are entirely consistent with the anticipated tenor of mineralisation.

11.3	Quality Assurance and Quality Control Obotan

The quality control adopted by Obotan were made by 3 different companies (Table 23). SC Geonalyst was in charge of this validation in 2014.

Table 23: Summary Validated Samples Obotan
Prospect	RSG data		PMI data		ASANKO data
	sample	available/ validated	sample	available/ validated	sample	available/ validated
Abore	19941	0%	5102	99.76%	-	-
Adubiaso	17823	38%	3526	99.94%	-	-
Asuadai	8198	0%	6906	99.88%	-	-
Dynamite Hill	-	-	10110	100%	5179	100%
Nkran	60753	13%	23687	96.23%	-	-

11.3.1	Quality Control Procedures Resolute Mining Limited [RSG]

The quality control procedures adopted by Resolute Mining Limited and the relevant analytical laboratories are listed in point form below.

11.3.1.1	SGS Accra - used in 1995

●	Preparation: “The samples have been sorted and dried. Primary preparation has been by jaw crushing the whole sample to -6mm, cone crushed or disk milled to -2mm. A 300g to 1 kg sub-fraction is then pulverized to -200 mesh in labtechnic homogenizing mill”.

●	Method - Au FA: “Have been analysed by firing a 50 gm proportion of the sample. The resulting Noble Metals have been determined by Atomic Absorption”

●	The results for the repeat samples are depicted in Figure 42 and Figure 43

11.3.1.2	INCHCAPE Obuasi - used in 1995, 1997

●	Preparation: “DRY, CRUSH, PULP 2 KG”

●	Extraction: “FIRE ASSAY+HCL-HNO3”

●	Method - 309: “30 g Fire Assay - AA”

●	The results for field duplicates and repeat samples are depicted in Figure 44, Figure 45 and Figure 46

11.3.1.3	ANALABS Balcatta/Bibiani - used in 1997, 1998, 1999

●	Preparation: few batch of the samples were prepared in ANALABS Obotan with unknown details

●	Method - F650: “50 g fire assay, Lead collection, Aqua Regia digest, AAS”

●	Method - F644: included sample preparation “Drying @105 °C, Ringmill 500g to 1.5Kg nominal 75 microns” and method “Screen fire assay, 106 micron. Reported results include weight fraction, gold in individual size fractions and calculated gold”
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●	The results for repeat samples are depicted in Figure 47 and Figure 48.

11.3.1.4	ANALABS Obotan - used in 1997, 1998

●	Preparation: “Drying, Jaw crushing to nominal 6mm to 12mm. Sample volume reduction - riffle split. Ringmill <1kg, nominal 75 microns.”

●	Method - P625: “Aqua Regia digest, DIBK extraction, AAS, 25g sample” (Figure 49).

●	Method - F650 with the same details described previously in ANALABS Bibiani paragraph.(Figure 50)

11.3.2	Quality Control Procedures PMI Gold Corporation [PMI]

The quality control procedures adopted by PMI and the relevant analytical laboratories are listed in point form below.

11.3.2.1	SGS Bibiani - used from 2009

●	method - FAA505: “Gold by fire assay, AAS finish, 50g weight, detection limits 0.01 - 100ppm”

●	method - ARA155: for As “Aqua Regia Digest 50g-250ml, AAS, detection limit 20¬50000ppm”

11.3.2.2	SGS Tarkwa - used from 2010

●	Method - FAA505: “Gold by fire assay, AAS finish, 50g weight, detection limits 0.01 - 100ppm”

●	Method - ARA155: for As “Aqua Regia Digest 50g-250ml, AAS, detection limit 20¬50000ppm”

●	Method - ARE155: for Au “AAS after Aqua Regia Digest, DIBK, 50g”

●	Method - FAS31K: “Screen fire assay at 106qm”

11.3.2.3	Intertek Tarkwa - used in 2010

●	method - FA51/AAS: “Lead collection fire assay, 50g sample weight, AAS detection limit 0.01ppm”

11.3.2.4	ALS Kumasi - used in 2011

●	Method - Au-AA26: “Fire Assay Fusion, 50g, AAS Finish, detection limits 0.01-100ppm”

11.3.2.5	MinAnalytical Perth - used from 2011

●	Method - FA50AAS: “Lead collection fire assay using 50g sample weight, AAS Finish, detection limit 0.005ppm”

11.3.2.6	Performance Laboratories Bibiani - used from 2012

●	Method - FAS50/AAS: “Fire Assay / 50 gm aliquot, AAS finish”

●	Method - BLG/AAS: “Dissolved Au on Solution samples, BLEG, leachwell”

11.3.3	Quality Control Procedures Asanko Gold Inc. [AKG]

The quality control procedures adopted by Asanko Gold Inc. [AKG] for Dynamite Hill prospect, the relevant analytical laboratories are listed in point form below.

11.3.3.1	SGS Tarkwa - from 2014

●	Method - FAA505: “Gold by fire assay, AAS finish, 50g weight, detection limits 0.01 - 100ppm”

11.3.4	QAQC Conclusions

CJM is of the opinion that the QAQC undertaken by the 3 companies, RSG, PMI and Asanko is adequate and that the current QAQC systems in place at Obotan to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented.

It is recommended that umpire analysis is performed for available samples from the resource areas.

A total of 5-10% of the mineralised intercepts (>0.3ppm), including standards (5%), should be selected and usining the same assay method as used before (50g FA not 30gFA) and including a sieving test to check the grindability of the previous laboratory.

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Figure 42: SGS Accra Au Rpt Column

Figure 43: SGS Accra Au Rpt Line

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Figure 44: INCHCAPE Field Duplicate

Figure 45: INCHCAPE AuR

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Figure 46: INCHCAPE AuS

Figure 47: ANALABS Bibiani AuR

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Figure 48: ANALABS Bibiani AuS

Figure 49: ANALABS Obotan AuR - F625 method

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Figure 50: ANALABS Obotan AuR - F650 method

11.4	Quality Assurance and Quality Control Esaase

11.4.1	Quality Control Procedures

The quality control procedures adopted by Asanko PMI and the relevant analytical laboratories are listed in point form below.

11.4.2	Esaase

Asanko has the following procedures in place:

●	Insertion of 16 (Geostats Standards and CDN Resource Standards) internationally certified standard reference material (5% of samples).

●	Insertion of blank material (5% of samples).

●	RC field duplicates taken (5% of samples).

●	Diamond Core Field duplicates completed by a second split at the 3 mm jaw-crushing stage.

●	Submission of selected Umpire samples to SGS.

●	Review of the Esaase and the internal laboratory QC data on a batch by batch basis.

The assay quality control procedures applying to the various laboratories are summarised in the following sections:

11.4.3	SGS Tarkwa

The following quality control procedures are adopted by SGS which is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation:

●	Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.

●	Compressed air gun used to clean crushing and milling equipment between samples.

●	Barren quartz ‘wash’ applied to the milling/pulverising equipment at the rate of 1:10.

●	Quartz washes assayed to determine the level of cross contamination.

●	Sieve tests carried out on pulps at the rate of 1:50 to ensure adequate size reduction.
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●	Assaying of certified standards at the rate of one per batch of 20.

●	A minimum of 5% (1:20) of the submitted samples in each batch are subject to repeat analysis.

●	Blank samples inserted at the rate of approximately 1:30.

●	Industry recognised certified standards disguised and inserted at a rate of 1:30.

●	Assaying of internal standards data.

●	Participation in two international round-robin programs; LQSi of USA and Geostats of Australia.

11.4.4	Transworld Tarkwa

TWL applies most of the QC procedures used by SGS although it only participates in the Geostats round-robin Umpire assay program and it does not utilise the CCLAS computer system. TWL Tarkwa was acquired by Intertek Minerals Group in October 2008. Intertek Minerals Group includes Genalysis Laboratory Services Pty Ltd of Australia and operates in accordance with ISO/IEC 17025, which includes the management requirements of ISO 9001:2000.

11.4.5	ALS Kumasi

The following quality control procedures are adopted by ALS which is part of the global group ALS Laboratory Group with ISO 9001:2000 accreditation:

●	Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet.

●	Compressed air gun used to clean crushing and milling equipment between samples.

●	Barren ‘wash’ material applied to the milling/pulverising equipment at between sample preparation batches.

●	Quartz washes assayed prior to use to determine the level of cross contamination.

●	Sieve tests carried out on pulps on a regular basis to ensure adequate size reduction.

●	Assaying of certified standards at the minimum rate of one per batch (dependant on batch size and assay technique).

●	A minimum of one of the submitted samples in each batch are subject to repeat analysis.

●	Blank samples inserted at the beginning of each batch.

●	Participation in a number of international round-robin programs which include CANMET of Canada and Geostats of Australia.

Quality Control Analysis

The quality control data analysed by Coffey Mining includes:

●	Standard and blanks (both Field and Laboratory);

●	RC Field duplicates;

●	Laboratory repeats;

●	Re-assayed pulps; and

●	Umpire assaying.

The assay quality control data, as they pertain to resource estimates completed on the basis of data available, have been subset into the categories above, and reviewed separately. The quality control data has been assessed statistically using a number of comparative analyses for available datasets. The objectives of these analyses were to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:

●	Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines.
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●	Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level.

●	Mean vs. % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range.

●	Mean vs. % HARD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percentage half relative difference between the assay pairs (mean % HARD).

●	Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used.

●	Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased.

11.4.6	Transworld Laboratory, Tarkwa

TWL Duplicate Repeats

At TWL, every 20th sample is duplicated. A duplicate is two separate samples taken from the total pulped sample. Duplicate repeats are analysed in the same batch and are therefore not subject to intra-batch variance. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment and data are divided into drill core (HQ and NQ, 177 assays) and riffle split 1 m RC drill chips (461 assays). Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples.

TWL Pulp Respray

After initial calibration of the AAS with control standards, the batch is sprayed (the aspirator tube is placed in the DIBK layer and approximately 1 ml is sprayed into the AAS flame). On combustion, the absorbance is measured by the AAS and the strength of the absorbance is proportional to the gold concentration). At the end of spraying, the operator returns to every 10th sample and performs the same operation and this is the Pulp Respray. At the end, control samples are again presented to the AAS to verify that short-term drift has not occurred. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment for a total of 1202 assays. Results show equivalent means between the duplicate repeats and precision well within acceptable limits.

TWL Check Repeats

Check repeats occur where high grade samples are encountered or where the result is out of sequence (e.g., 0.01-0.04-0.02-1.2-0.03: Result 1.2 is out of sequence and would be repeated). A repeat is a second 50 g sample taken from the same kraft envelope as the original analysis (Au1) and is thus different from the duplicate repeat. Check Repeats are analysed later than the original assay (in a different batch) and may therefore be subject to intra-batch variance compared with the original result. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment and data are divided into drill core (HQ and NQ, 265 assays) and riffle split 1 m RC drill chips (573 assays). Check Repeat analyses data to September 2007 was available for review. Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples

TWL Pulp Re-assay

Only pulp re-assays greater than or equal to 10 times the detection level (0.1 ppm Au) are considered for analysis and these comprise 1,615 riffle split 1 m RC drill chip assays. Results show equivalent means

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between the duplicate repeats and precision within acceptable limits. TWL Lab Standards and Blanks Analysis six certified standards were inserted by TWL into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains Lab standards analysis received to September 2007. A total of 3,512 standards and blanks assays are available for analysis. Results generally show a positive bias that varies between -0.44% and 3.05%. This positive bias is more evident for higher grade standards.

11.4.7	SGS Laboratory, Tarkwa

SGS Duplicate Second Split

This comprises RC (339) and diamond core (73) field duplicates and is achieved by taking a second split at the 3 mm jaw crushing stage of the sample preparation. Results show equivalent means and a high level of precision between the original and the re-assay for both diamond core and RC samples.

SGS Replicate First Split

These assays represent a random repeat assay with four random repeats completed from each batch of 50 samples. A total of 582 Diamond core and 2,392 RC analyses are available for analysis. Results show equivalent means and an acceptable level of precision between the original and the re-assay.

Lab Standards and Blanks Analysis

Four certified standards were inserted by SGS into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains lab standards analysis received to September 2007. A total of 938 standards and blanks assays are available for analysis. Results show a relative low bias of up to -2.09%.

11.4.8	ALS Laboratory, Kumasi

ALS Duplicate Second Split

This comprises RC (176) and diamond core (62) duplicates and is achieved by taking a second split at the 3 mm jaw crushing stage of the sample preparation. Results show equivalent means and a high level of precision between the original and the re-assay for the diamond core samples. Results for the RC samples demonstrate a high level of precision between the original and the re-assay however the second mean is 7.5% lower than the original assay.

ALS Replicate

These assays represent a random repeat assay of a second sample taken from the original pulp. A total of 223 diamond core and 892 RC analyses are available for analysis. Results show equivalent means for diamond core however the second mean for the RC samples is significantly lower than the original. Overall levels of precision between the original and the Re-assay are low for both diamond core and RC samples.

ALS intra batch analysis

These assays represent a random repeat assay analysed in a different assay batch to the first. Results show equivalent means and acceptable precision (although at the lower end) for both RC and diamond core samples.

A total of 16 Certified Standards and one blank have been included in sample batches sent to TWL, ALS and SGS. A total of 11,507 assays were available for analysis. Where identifiable, outliers to the data which are obviously a misplaced standard have been removed from the data before analysis resulting in 9,818 valid

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standard assays. Results show a moderate positive bias of up to 6.09% for Transworld Laboratories. There is no relationship between grade and bias. One standard shows negative bias of 5.33%.

Blind standards analysis at SGS shows a spread of bias with one standard displaying a significant negative bias of up to -8.41%. In addition, one standard shows a positive bias of 6.93%. Again, there is no relationship between grade and bias. Blind standards analysis at ALS shows a spread of bias from -3.65% to 5.64%. Negative bias is apparent at lower grades and positive bias up to 5.64% is seen in two standards at 2.58 g/t Au and 2.74 g/t Au. For higher grade samples the bias approaches zero.

11.4.9	Esaase Field Duplicates

Field duplicates totalling 1,567, 1163 and 2,802 have been sent to TWL, SGS and ALS respectively. Diamond core field duplicates consist of a portion of the “coarse rejects” obtained after the crushing stage. RC field duplicates consist of a second sample split from the reject sample in the field. Only assays returning values greater than ten times the detection limits (>0.1 ppm Au) and less than 5 g/t Au have been considered in the analysis. Results for TWL, SGS and ALS show equivalent means and acceptable precision for both RC and diamond core samples.

11.4.10	Esaase Assay Resplits (Umpire)

In January and February 2007 a total of 1,197 RC samples were re-split and sent for analysis at SGS Tarkwa (TWL was the primary laboratory for the initial analysis). Only assays >0.1 g/t Au are considered in the analysis and a total of 481 assay pairs are available for analysis. Results show a significantly lower mean (by 15.6%) for analysis completed at SGS (although this is significantly reduces if outliers to the data are removed). SGS Tarkwa has been utilised as a primary laboratory for the project since February 2007 and umpire samples numbering 1,633 have subsequently sent to Genalysis of Perth for umpire analysis. Only assays >0.1 g/t Au are considered in the analysis and a total of 1,572 assay pairs are available for analysis. Results show equivalent assay means for the pairs between ALS and Genalysis and between SGS and Genalysis. The means of the assay pairs between TWL and Genalysis show high bias for TWL, a finding which is supported by Standards analysis. Precision is less than acceptable for all comparisons and this requires investigation.

11.4.11	- Adequacy of Sample Preparation Esaase

Analytical Laboratories

Preparation and assaying of samples from the Esaase deposit has been carried out at three independent laboratories:

●	SGS Tarkwa (SGS) (from April 2007).

●	Transworld Tarkwa (TWL) (from October 2006).

●	ALS Kumasi (from November 2007).

Sample Preparation and Analytical Procedure

11.4.11.1	Transworld Tarkwa

The assay method applied by TWL Tarkwa for the Esaase drilling is summarised below. All aspects of sample preparation and analysis were undertaken at TWL Tarkwa.

Sample Preparation

3 kg or less of sample is dried, disaggregated, and jaw crushed to 3 mm. Sample is pulverised to a nominal 95% passing -75 µm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage.

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Sample Analysis

50 g charge, Fire Assay fusion, lead collection, AAS determination to 0.1 ppm.

11.4.11.2	SGS Tarkwa

The methodology for the 50 g fire assay from the SGS Tarkwa laboratory is the same as that completed at TWL. All aspects of sample preparation and analysis were undertaken at SGS Tarkwa. SGS is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation.

11.4.11.3	ALS Kumasi

The assay method applied by ALS Kumasi for the Esaase drilling is summarised below. All aspects of sample preparation and analysis were undertaken at ALS Kumasi. ALS is part of the global group ALS Laboratory Group with ISO 9001:2000 accreditation.

Sample Preparation

3 kg or less of sample is dried, disaggregated, and jaw crushed to 2 mm with a nominal 70% passing 2 mm. Sample is pulverised to a nominal 85% passing -75 µm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage.

Sample Analysis

50 g charge, Fire Assay fusion, lead collection, AAS determination to 0.1 ppm.

11.4.12	QAQC Conclusions

CJM is of the opinion that the QAQC undertaken by Coffey Mining is adequate and that the current QAQC systems in place at Esaase to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented. Pertinent conclusions from the analysis of the available QAQC data include:

●	Use of Certified Standard Reference material has shown a significant relative low bias for SGS Laboratories, Tarkwa;

●	Use of Certified Standard Reference material has shown a relative high bias for Transworld Laboratories, Tarkwa and this interpretation is supported by the umpire analysis program;

●	Repeat analyses have confirmed that the precision of sampling and assaying is generally within acceptable limits for sampling of gold deposits; and

●	Umpire analysis at Genalysis in Perth has shown a lack of precision between the various laboratories. This is currently unexplained and requires investigation.

11.5	Adequacy of Procedures

Analytical procedures associated with data generated to date are consistent with current industry practise and are considered acceptable for the style of mineralisation identified at Esaase.

11.6	Adjacent Properties

There are a number of operating mines in proximity (<100 km) to the Esaase Gold Project. They include world class gold deposits such as the Obuasi project operated by Anglo Ashanti, and the Akyem Gold project that is currently being developed by Newmont Mining.

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12	- DATA VERIFICATION (ITEM 12)

12.1	- Data Verification Procedures

12.1.1.1	Database Validation

The Mineral Resource Estimation for the various Obotan and Esaase tenements was based on the available exploration drillhole data which was provided to CJM by Asanko. The database has been reviewed and validated by CJM prior to commencing the Mineral Resource estimation study. Data included samples from extensive trenching, but only the RC and diamond drilling sample data were included for use in the modelling process. Checks made to the database prior to modelling included:

●	No overlapping intervals;

●	Downhole surveys at 0 m depth;

●	Consistency of depths between different data tables; and

●	Check gaps in the data.

12.2	- Limitations of Data Verification

CJM has relied on certain aspects of the validation of the data by the relevant qualified personnel of Asanko and / or PMI. These include:

Verified collar positions of drill holes;

Verified drill hole survey data; and

Lithological logging of the drill hole intersections.

12.3	- Adequacy of Data

The CJM Representative and Competent Person, Charles Muller, personally visited and inspected the Obotan and Esaase Project Areas. He conducted reviews of the data, the available databases, systems and geological models. He conducted a field visit, as well as inspections of the drill core and the core storage facilities for the Esaase Gold Project. The Esaase Project inspection was conducted from the 29th of September, 2012 through to the 2nd of October, 2012 as part of the November 2012 Mineral Resource estimation (“MRE”) of the Esaase Project. The Obotan Project inspection was conducted from the 1st of September through to the 3rd of September, 2014.

It is CJM’s opinion that the application of the surface drill hole data is adequate for the geostatistical estimation processes employed on the various tenements of both Obotan and Esaase. The data is spatially well-represented and of an adequate support level for estimating ore bodies of this nature. The procedures and codes of practice employed by personnel of the relevant companies, with regard to geological logging, sample preparation and analytical procedures, conform to industry standards and are therefore adequate for use in geological modelling and geostatistical estimation.

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13	- MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 13)

13.1	- Nature and Extent of Testing and Analytical Procedures - Historical to Current

Obotan

The discussion regarding the historical historical testwork relevant to the Obotan tenements was drawn from the H&S 2010 report. The Nkran Hill Project plant was designed and constructed by the Lycopodium Group, Western Australia.

The pit design went through some changes over its life due to additional exploration early in the life of the pit. A major re-design was conducted in late 1999 and early 2000 as a result of the falling gold price. At this time, ore hardness increased as the pit entered the transition and fresh zones, which reduced mill throughput. Without additional crushing capacity, a revised pit design reduced the tonnage and strip ratio, but maintained the grade in order to maintain profitability.

The pit was mined in two stages. Stage 1 pit was mined to 5023 mRL in order to even out strip ratios and to study the geotechnical properties of the rock formations, enabling the wall angles to be reviewed prior to commencing the final wall cutback.

All mining was conducted under contract by PW Ghana Limited. Drill and blast was subcontracted to RDS Ghana Limited and explosive supply subcontracted to UEE Explosives Ghana Limited. Mining at Nkran pit was completed between February 1997 and July 2001. Table 13-1 illustrates first three years of production. A total of 16,108,059 BCM of material was excavated from Nkran open pit at a strip ratio of 3.88:1. The final pit depth was 4951 mRL, 171 m below the top of the original hill at 5122 mRL.

Ounces produced were 99.4% of reserve based on the final pit pickup, 590,743 oz compared to 593,053 oz. Average mill head grade was lower at 89% of reserve at 2.35 g/t Au compared to 2.64 g/t Au expected from the model, but tonnage milled was up 112% at 7,820,296 t compared to 6,993,579 t expected. Reconciliation differences were attributed to an underestimation of the galamsey mining activities in the upper levels, and on density variations between the model and actual densities.

Table 24: Historical Ore Processes at the Obotan Project by Year
Parameter	Unit	Years
		1997	1998	1999
Processed Ore	Mtpa	0.664	2.285	2.023
Gold Production	oz	39,903	173,975	136,000
Recovered Grade	g/t	1.87	2.37	2.09

Two aspects of the initial geological interpretation with respect to the hindsight of mining were noted. Firstly, the Central Stockwork Zone had been initially interpreted to be a continuous and steeply dipping orebody just like the Eastern and Galamsey veins along the length of the deposit.

Field evidence recorded during mapping indicated it to be much more discontinuous and dipping shallowly towards the east. Secondly, below the weathering zone, the ore zones tend to break into discrete zones, as opposed to the thickly bedded zones.

Drilling indicated that the orebody continued to depth beneath the pit with several assessments made on the potential of an underground mine. Various studies showed a possible mining resource of 813,554 t at 4.40 g/t Au for long-hole stoping methods. Operating costs were estimated at the time to be in the range

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of USD290-335/oz, assuming the mill was fully utilised. These two factors effectively ruled out an underground operation, with costs above the existing gold price and the ability to maintain the mill at full throughput without further ore sources available from open pits over the expected life of an underground mine. The pit filled with ground water at a recharge rate of 860 m3 per day. Initial water quality sampling confirmed that the water was suitable for fish farming purposes and a fish farm was established as part of the final reclamation work.

Subsequently, Resolute completed arrangements with Shield Resources to mine the open pit resources at the Abore North prospect and to truck the ore to the Nkran Hill plant. The Obotan mining operations produced a total of 730,000 oz of gold at circa 2.2 g/t Au up to closure in December 2002. The mill processing equipment was sold and disassembled in 2004 and the property reclaimed. It was returned to the Ghana government in 2006. The mining village was gifted to the Anglican Church to be used for a future university.

A metallurgical testwork program was completed by PMI during the PFS study in 2011. Metallurgical testwork was initially carried out by AMMTEC Pty Ltd, AMDEL Ltd, Supaflo Technologies Pty Ltd, Analabs Pty Ltd and METCON Research Inc., as part of the Pre-Feasibility Study completed by Resolute. The testwork program was conducted on composite samples of drill core and RC Chips from Nkran oxide and primary ore deposits to obtain design comminution, gravity and leaching parameters.

A new metallurgical test work programme commenced in September 2011. There were several main goals of this programme:

■	Explore the comminution and leaching characteristics of the Nkran primary ore;

■	Determine detoxification requirements;

■	Provide samples for dynamic thickener sizing test work;

■	Determine the primary ore’s susceptibility to pre-concentration using sulphide flotation techniques as a means to reduce specific energy requirements.

Results from this testwork indicated that that the Nkran ore at depth exhibits substantially more competent comminution characteristics than initially allowed for, and the process plant design has been amended to reflect this. The flotation testwork did not provide a compelling metallurgical reason to pursue that flowsheet option, and it was subsequently not adopted. Results from the remaining testwork have been included in the process design and has informed the various cost estimates for the Project.

Subsequently, three test programs have been performed on ore to be mined at Obotan. The first program was done at ALS Ammtec in 2012 on recently drilled core from the four original pits at Obotan (Nkran, Adubiaso, Asuidai and Abore). The testwork program was designed to test communition characteristics as well as gravity and cyanidation amenability.

The second program was done on the Dynamite Hill deposit by Metallurgy Pty Ltd in 2014 and was also designed to test amenabilty to conventional gravity and cyanidation recovery of that deposit.

Variability work was done at SGS in 2014 on the four original pits plus Dynamite Hill. The recoveries achieved in all this work was tested against the recoveries actually achieved during the period in which Resolute operated the mines from 1997 to 2002. The testwork clearly indicated that communition characteristics as well recoveries in future will be in line with past recoveries on all these depsoits.

Based on previous testwork, operational experience during the period the Project was owned and operated by Resolute and the most recent testwork results the overall predicted gold recoveries for the conventional gravity/CIL flowsheet are shown in Table 25.

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Table 25: LOM Metal Recoveries
Material Type	Recovery %
Oxide	89.99
Transition	91.76
Fresh	92.70
LOM	92.68

Esaase

Preliminary metallurgical test work was conducted on behalf of Asanko by Coffey Mining in July 2007, to determine potential amenability of oxide, transition and fresh ore zones to heap leach and / or CIL processing routes. Test work was completed at the IML laboratory in Perth, Western Australia. All three ore zones displayed amenability to conventional gold recovery via cyanidation with reasonable gold recoveries and reagent consumptions at both ‘as received’ RC chip sizing and after grinding to typical CIL size ranges.

Mineralogical examination of the ore zones indicated the presence of coarse gold in the transitional and fresh samples. This gold was generally fine at around 10 μm and occluded in pyrite, with the exception of the fresh sample which contained larger, free gold grains up to 300 μm in size. Sulphide was predominately pyrite and minor arsenopyrite.

The ‘as received’ bottle roll tests conducted at approximately 1 mm grain size were used to indicate the likely amenability to heap leaching. The oxide material produced a recovery of 85.8% with a residue of 0.18 g/t which is within the range of heap leach viable ores. The RC chip sample had a P80 sizing of 478 μm which is considerably finer than would be achieved in a full scale crushing operation and requires follow up bottle roll and column test work at coarser size fractions to confirm gold recovery and percolation rate information.

The fresh and transitional zones produced recoveries of 66.8% and 65.3% respectively, with considerably higher residues ranging from 0.60 g/t - 0.74 g/t. These samples, although potentially heap leachable, were also considerably finer (P80 sizing of ~1 mm) than would be achieved in a full scale crushing plant, and hence gold recoveries at coarser size fractions need to be investigated further. A summary of the ‘heap leach’ bottle roll tests are shown below. Both the transition and fresh samples were also of a relatively high gold grade, which can bias the ‘percentage’ gold recoveries. At a lower head grade, with the same residual value, the ‘percentage’ recovery would be significantly lower.

The cyanidation test work carried out at differing grinds was used to estimate the likely performance of a conventional CIL process route, including grind sensitivity, indicative gold recovery and reagent consumptions for each ore zone. In all three cases, maximum recoveries were achieved at 75 μm, however the oxide material showed little difference in recovery and residue grades below 300 μm. The grind-dependent nature of the fresh and transitional ores corresponds with the mineralogical data, in that the fine gold occluded in sulphide grains is liberated at finer grind sizes. Residue analysis indicated that a large portion of the non-leached gold resided in the -45 μm fraction.

In 2008, Asanko contracted Lycopodium Ltd and Coffey Mining, both in Perth, Australia, to perform a preliminary scoping study for the Esaase Project. The scoping study entailed detailed metallurgical studies under the direction of Amdel labs in Perth, Australia. Th studies confirmed the presence of coarse gold and tests to examine the potential for gravity recovery to enhance recovery have been proposed and accepted. Preliminary results from Amdel on composite samples indicated that a higher percentage of gold may be detected in screen fire assay than in regular fire assay.

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The 2011 PFS for the Esaase Project was based on an open pit mining methodology with an associated “whole-ore” leach processing plant. The 2013 PFS was initiated with a revised scope which included investigation of a conventional crushing, milling and gravity recovery plant, followed by flotation, with the flotation concentrate being reground and then leached in a standard CIL circuit using AARL elution technology.

Under the supervision of Lycopodium in Australia four extensive phases of metallurgical testwork were completed for the 2011 PFS. In 2012 DRA Projects (“DRA”) undertook a Phase V testwork programme to support the new process design. The final process recommended by DRA consisted of the following:-

●	An open circuit primary and secondary crushing followed by run-of-mine ball milling. The mill will operate in closed circuit with a cluster of cyclones to produce a p80 (80% passing) grind of 75 µm;

●	A primary gravity recovery from the mill circuit comprising two independent 400t/h Knelson concentrators with the gravity concentrate reporting to a high intensity batch dissolution reactor;

●	A flotation circuit from the mill circuit, comprises a single bank of seven 130 m3 rougher cells in series. with regrind and secondary gravity recovery of the flotation concentrate;

●	A CIL recovery circuit comprising seven 330m3 tanks in series with cyanide detoxification and arsenic removal circuits to produce a tailings stream with <1.0ppm As in solution; and

●	The pregnant solution from the intensive leach reactor and the eluate solution stripped from the loaded carbon in the CIL circuit will pass through the electrowinning circuit and the resultant gold sludge washed, dried and smelted into dore bars for transfer to Rand Refineries.

Trade-off comparisons in the metallurgical testwork showed that the performance of a flotation circuit gave similar LoM recoveries as a “whole-ore” leach circuit but at significantly lower operating costs. Testwork results indicated an optimal grind size of 75 µm with a LoM recovery of 90.06%. The recoveries include a 1.09% recovery discount over to allow for practical processing limitations in a full-scale operating plant environment.

The final design has the benefit that the flotation tailings, comprising approximately 85% to 90% of the feed, are benign and can be disposed to a non-HDPE lined waste Tailings Storage Facility (“TSF”), whilst the CIL and downstream plants can be downsized accordingly.

14	DENSITY

Obotan

All density measurements for the Obotan tenements were taken by means of the water immersion method. A large volume of data was collected over a range of rock types from half-core samples (some 667 total, Nkran 269, Adubiaso 129, Abore 184 and Asuadai 85) over a period of about 15 years ( by both RAGC and PMI). This data was viewed as being of sufficient quality and reliability for use in the resource estimation conducted by SRk in May of 2012.

PMI sampling data included 664 density measurements performed by SGS Bibiani and SGS Tarkwa on samples of diamond core. For solid core, densities were determined by water immersion with samples wrapped in cling film and coated in hairspray or beeswax to prevent water absorption. For broken, crumbly, or clay core intervals, densities were determined by a volumetric method. The samples are weighed in air and weighed in water, while suspended beneath a balance. The density was then calculated from these measurements.

The density results used in the SRK May, 2012 and the relevant weathered oxidation state (as used in the resource) are summarised in Table 26 below.

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Table 26: Bulk densities summarised by deposit and oxidation state
Project area	Oxidation state	Number	Density (t/m3)
			Minimum	Average	Maximum
Abore	Saprolite - Oxide	6	1.72	1.85	1.98
	Transitional	6	2.14	2.42	2.57
	Unweathered - Fresh	21	2.08	2.67	2.87
Adubiaso	Saprolite - Oxide	16	1.52	1.97	2.2
	Transitional	17	2.19	2.4	2.57
	Unweathered - Fresh	19	2.47	2.68	3.49
	Total all domains	84	1.3	2.49	2.71
Asuadai	Saprolite - Oxide	0	0.00	0.00	0.00
	Transitional	0	0.00	0.00	0.00
	Unweathered - Fresh	4	2.71	2.75	2.83
Nkran	Saprolite - Oxide	2	1.61	1.78	1.94
	Transitional	2	2.23	2.23	2.24
	Unweathered - Fresh	13	2.64	2.76	2.85
Dynamite Hill	Saprolite - Oxide	26	1.48	1.76	2.21
	Transitional	7	2.01	2.33	2.61
	Unweathered - Fresh	54	2.44	2.73	2.82

The density measurements are dominated by unweathered and saprolite samples. On average across all project areas, measurements tend to show approximately 20% lower densities in the saprolite when compared to transitional samples, and 30% lower densities when compared to fresh measurements.

It is the view of the CJM that additional work should be conductedin order to improve confidence in the density estimates in order to validate the historical data and to assist in increasing the tonnage confidence in future Mineral Resource estimation exercises.

The density (SG) values used in the SRK May 2012 MRE, based upon the PMI-SGS density determinations are as follows:

Saprock = 2.14

Oxide = 1.78

Transitional = 2.23

Fresh greywacke = 2.73

Fresh phyllite = 2.76

Fresh granite = 2.64

Fresh tonalite = 2.64

Esaase

Density readings were taken over a range of lithological and weathered profiles. All density measurements for the Esaase tenements were taken by means of the water immersion method, utilizing the Archimedes Principle with a custom set of “Specific Gravity” scales with a weighing hook located underneath (purchased from Corstor South Africa). The procedure utilised is outlined in the bullets below:

A 10 cm billet of clean dry (dried in an oven for 4 hours at 60° C) core is weighed.

The core is immersed in paraffin wax then reweighed to establish the weight of the wax.

The core is then suspended and weighed in water to determine the volume.

The Bulk Density is then calculated as Bulk Density core = [Mass core] / [(Mass air - Mass water) - (Mass wax/0.9)]

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15	MINERAL RESOURCE ESTIMATES (ITEM 14)

The Mineral Resources were compiled by Qualified Persons, in compliance with the definitions and guidelines for the reporting of Exploration Information, Mineral Resources and Mineral Reserves in Canada, “the CIM Standards on Mineral Resources and Reserves - Definitions and Guidelines” and in accordance with the Rules and Policies of the National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP.

Furthermore, the Mineral Resource classifications are also consistent with the ‘Australasian Code for Reporting of Exploration Results, Mineral resources and Ore Reserves’ of 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Mineral Council of Australia (“JORC").

On a global basis, CJM Consulting is satisfied that the Mineral Resource estimation globally reflects the ore body based on the available data.

Suitably experienced and qualified geologists, surveyors and other Mineral Resource practitioners employed by Asanko were responsible for the capture of the drill hole information and geological information.

CJM Consulting has estimated the Mineral Resources for the Asanko Mine Gold projects as at May 2014. All grade estimation was completed using Ordinary Kriging (‘OK’) for gold. This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralisation, and the style and geometry of mineralisation.

15.1	Assumptions, Parameters and Methods Used for Mineral Resource Estimates

The Asanko Gold Mine projects are all located along major shear zones with cross cutting faults. The mineralisation is directly related to the structural setting and specific lithological units. The basis for the mineral resource estimation is the geological litho-structural models that have been delineated for the different project areas. Higher grade veins are emplaced in a lower grade background and the individual mineralisation boundaries of these high grade veins can be difficult to define.

The main lithological units, within specific fault blocks, form the basis for delineating geological domains. Within each of the domains the continuous mineralised and waste proportions have been delineated using an Indicator Kriging (“IK”) method. In all cases a 0.3 g/t cut-off was used to flag data as mineralised or not. Above 0.3 g/t is assigned a value of 1 and below a value of zero. Internal waste (values below 0.3 g/t) of 2 m and less were also considered a part of the mineralised zone and flagged 1. The 1 and 0 values are then estimated into a block model using mineralised orientations and relationships observed and modelled from data. The indicator estimates produce a value between 0 and 1 which is then used as a probability for establishing if a cell is mineralised or not. Specific probabilities are selected for each domain that related to expected mineralisation relationships. This approach has also been used in the unconstrained areas outside main lithological domains where mineralisation is not constrained by lithological boundaries. In most cases these were part of the secondary mineralisation which was distinctly different from the main mineralisation.

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15.1.1	Nkran

15.1.1.1	Geological Modelling

The Nkran geology model is based on information from a re-logging program of 35 PMI drill holes, to create 3 type sections (Figure 51) and a geological model of the main lithologies (Figure 52). The re-logging captured lithology, alteration, structure, mineralisation and veining. The re-logging identified 5 key structures which control distribution of rock units and mineralisation within the pit. The shears/structures have been modelled as planes. The geology of the Nkran deposit; a south plunging sand and wacke dominated central core, granitic intrusion and 5 key structures provide the global scale geometric controls to mineralisation at Nkran.

Figure 51: Development of type sections on 100m spacing from re-logged drill holes.

Based upon the re-logging data it was possible to divide the pit into areas of greywacke dominated stratigraphy, thickly interbedded greywacke-phyllite, thinly interbedded greywacke-phyllite, sandstone and granite (Figure 52). These units are bound by the previously modelled controlling structures.

The southern half of the pit is dominated by a greywacke dominated unit, and called the “Broad Sandstone”. This correlates with reports of a think greywacke unit reported by Standing (1998), possibly a thickening syn-formal hinge. The northern half of the pit is dominated by one of two granitic bodies and thickly bedded (wacke) sandstone units.

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Figure 52: Geological model of major rock types within the pit.

Note: Western and Eastern Phyllites in grey; thrusted sand seqeunce in pale blue-grey; Central Wacke 1 dark green, Broad Sandstonec(Massive) orange; central wacke 2 pale green; central wacke 3 in pale blue; interbedded silts and shales dark blue; Granite in pinkWacke 1-3 are all bound by shears.

Structures

The 5 controlling structures are bound to the west and east by the Western Bounding Shear Zone (WBSZ) and Eastern Bounding Shear Zone (EBSZ). The WBSZ and EBSZ are characterized by wide (50m +) zones of strongly sheared phyllite, carbonaceous shale and greywacke (Figure 52). All the mineralisation occurs within these broad, bounding zones. From west to east occur the Freelander, Defender, County and Discovery (Figure 52). The controlling structures typically strike 0200. These structures subdivide the pit into the greywacke dominated south and the strongly interbedded phyllite-greywacke and granite north. These structures control mineralisation associated with the Galamsey Vein, a 0400-trending splay of the Freelander, Central Vein (CV), East Lode (EL) and East Lode North (EL-N) from west to east respectively. The main structures are not continuously mineralised.

The vein hosted mineralisation is economic within the broad sandstone units and granitic unit. Sub-economic concentrations of veining is hosted within the thicker interbedded units, although with the level of geological data it is difficult to generate continuous wireframes that encapsulate mineralisation that make geological sense and have thus been excluded in this phase. The geological model correlates favourably with the Resolute phase 1 grade control plans. These wireframes provide the basis of the mineralisation domains. Figure 53 shows the integration of flitch interpretations and historical grdae control maps.

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Figure 53: Integration of flitch interpretations and historical grade control maps overlain by key structures

Elev (Z)
+5200
+5100
+5000
+4900
+4800
+4700
+4600
+4500
+210000
+209900
Plunge +23
Azimuth 323
0
125
250
375
500

+210000
+209900
+209800
Plan section +5080.00
Plunge +42
Azimuth 325
0
125
250
375
500

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15.1.1.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition material and fresh units. In general, the weathering surfaces are broadly parallel (Figure 54) the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the footwall approaches the surface.

Figure 54: Nkran West - East view of Weathering Profile

15.1.1.3	Domains

Based up upon the litho-structural work conducted, mineralisation can be constrained to 8 broad/major domains (Figure 55). These have been numbered 1000, 2000, 2500, 2750, 5000 and 5100. Mineralisation within the granitic bodies has been domained separately as GR01 and GR02. Domain DW was reserved for unidentified steep and shallow vein arrays extending from the other Domains. The following paragraphs describe the domains and the associated risk involved in this approach for each particular domain.

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Figure 55: Geological Domains used for resource estimation

Domain 1000 (Galamsey Vein)

Domain 1000 comprises of what is formally known as the Galamsey Vein. Domain 1000 is controlled by the “Freelander” Structure, which runs along the western margin of the Broad Sandstone (Domain 2000). The mineralisation and domain are steep west-dipping and N-striking (Magnetic). Typically this domain consists of ductile deformed quartz veining, which grades typically 3 - 20 g/t Au. This is often overprinted by thick laminated or ‘bucky’ quartz veining which typically does not contain grade.

Domain 2000/2500/2750 (Altered Broad Sandstone)

Domain 2000 (and 2500 & 2750) represent the alteration sericite-albite within the broad sandstone units. Mineralisation is not continuous within the domains, two vein orientations have been identified, relating to the two phases of mineralisation; steep W-dipping, NNE-striking ductile quartz veining that is parallel to bedding and in places foliation, shallow NE-dipping, NW-striking brittle veins that cross cut foliation and bedding. The sandstone unit has been strongly folded and forms the shallow south plunging synformal keel of a steep westerly dipping fold hinge, which has been offset by dextral D2 faulting and shearing.

Domain 2000 is bound by domains 1000 and 3000 (Freelander and Defender Strcutures). Domain 2500 is bound by domains 3000 and 4000 (County/Defender Structures). Domain 2750 is bound by 4000 and 6000 (County and Discovery structures).

Domain 5000 (East Lode) / 5100 (East Lode North).

Domain 5000/5100 is controlled by the Discovery Structure. The domain is characterised by a steep W-dipping, N-striking ductile fabric, which is in places overprinted by a barren quartz breccia, which contains clasts of previously mineralised material. Grade and continuinty along strike are variable with continous mineralisation between 209900mN to 210225mN (5000) and then from 210300mN to 210500mN (5100). Due to the break in mineralisation betweeen the 210225m and 210300m northings, the domain has been split into the East Lode (5000), and East Lode North (5100). At 210400mN ELN splays of the Discovery Structure and pinch out by 210525mN, truncated by the Eastern Boundary Shear Zone (EBSZ).

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Between 210200mN (210175mN) and 210300mN the Discovery Structure splits into the County Structure. The intersection of these structures and associated intersection mineralisation along ELN and the Bull Nose Lode (BNL) is complex, with steep ductile zones overprinted by shallow, near horizontal NE-dipping mineralisation. Historically this was not incorperated into any wireframe, due to the short length continuity of the overprinting flat mineralisation, and defined through grade control drilling.

Granite Domains GR01 and GR02

Two granitic bodies have been identified within the pit. These shapes have been used to define the mineralisation domains GR01 and GR02. Mineralisation hosted within the granite domains typical occurs in thin, 2-30 cm thick discontinuous near horizontal veins arrays. Mineralisation is sporadic and is appears not to be associated with vein density, thickness of degree of alteration. This makes it is impossible to model up individual lodes. The granite bodies are bound by major structures, e.g. Defender/Discovery and County/Discovery. On these margins, higher grades do occur, but are difficult, with the current level of drilling to define distinct lodes or domains. Historically mineralisation was hard to mine in fresh, due to the short range nature of the continuity of the veins. Interaction of the granite nose at 210300mN with the intersection of the Discovery/County structures hosts reasonable grade and mineralisation, although multiple vein arrays in numerous orientations make it difficult to model.

Risks

●	Large variability in grade and short range continuity issues.

●	Unpredictably nature of mineralised veins.

●	Bulk estimate, lots of internal waste.

●	Dominated by shallow mineralisation, not steep as in previous models.

●	Historically difficult to estimate and mine.

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised or not. A 2 m inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected (Figure 56 and Figure 57). This was also related to the geological observations in the field and from drill holes.

Figure 56: Nkran - Domain D2000, Varmap XY

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Figure 57: Nkra- Domain D2000, Varmap XZ

A probability of 0.3 was selected to delineate the mineralisation of the main domains for example domain D2000 that Strikes NE 30 degrees and dips 85 degress. For the estimation process, the domains are subdived into mineralised and waste portions. Figure 58 shows a section of the indicator estimation and orientation of the search ellipse Figure 59 depicts an isometric view of the search ellips in the strike direction for domain D2000.

Figure 58: Nkran Block Model, Main Area, IK>0.3 and showing Search Ellipse

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Figure 59: Nkran Variogram Ellipse along domain D2000

Table 27 summarises the final domains use for the estimation process.

Table 27: Nkran - Mineralised domains used in the resource estimation
Mineralised Zone	Material	Mineralised Zone	Type
D1000	All	Quartz Vein	Ore
D2000	All	Sandstone	Ore
D2500	All	Sandstone	Ore
D2750	All	Sandstone	Ore
D5000	All	Sandstone	Ore
D5100	All	Sandstone	Ore
DGR01	All	Granite	Ore
DGR02	All	Granite	Ore
DW	All	Sandstone	Ore

15.1.2	Abore

15.1.2.1	Geological Modelling

Matthew Dusci and James Davies (HMM Consultancy) was engaged by Asanko Gold to develop a geological and structural model for the Abore Deposit, previously mined by Resolute-Amansie (Resoulte) during 2001

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to 20002. The litho-structural model has incorporated the current understanding on the geology, structure and controls of mineralisation. The approach and methodology used for this deposit is consistent to what has previously been completed for both the Nkran and Adubiaso Deposit with the utilisation of implicit geological modelling. The modelling approach honours fault kinematics, drill hole geological information, lithology geometry and structural data.

The main rock types observed within the Abore Deposit consist of carbonaceous shale, siltstone (phyllite), wacke and sandstone, with the former being thinly bedded, and the latter more thickly bedded. This sedimentary sequence has been intruded by a granitic (tonalitic) intrusion. For the purpose of the development of the geological model, the various ltihologies have been grouped into the following:

●	Interbedded Siltstone Dominant

●	Interbedded Sandstone Dominant

●	Granite Intrusion

●	Dyke

Figure 60 shows the geological model of the main lithological units. The cross section was developed from the detailed geological logging of ABP11-038 completed by James Davies, as part of the Obotan re- logging of ABP11-038 , as part of the Obotan re-logging programme.

Figure 60: Schematic cross-section South of Abore Deposit, Main lithological units.

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Structure

The dominant NNE and ENE trending faults have been modelled as planes, as can be seen in Figure 61.

Figure 61: Structural architecture of the Abore Deposit showing the dominant NNE and ENE trending structures.

15.1.2.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition material and fresh units (Figure 74). In general, the weathering surfaces are broadly parallel the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the footwall approaches the surface.

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Figure 62: Abore West - East view of Weathering Profile

15.1.2.3	Domains

The domains for the Abore Project are based on the latest litho structural geological model completed during the July 2014 relogging exercise (Figure 63). The main mineralisation is associated with the granitic intrusion. The mineralisation extends into the adjacent sedimentary rocks.

The final domains used for estimation are “GR” - the granite intrusive, “SE” - mineralisation in the sediments to the east of the granite, “SW” - mineralisation in the sediments to the west of the granite intrusive, “SI” - which is an internal small portion of sediment caught up in the granite intrusive and “OX” which forms the mineralisation in the oxidised zone. Figure 63 shows the different domains used for estimation.

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Figure 63: Domains used for resource estimation.

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised or not. A 2 m inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected (Figure 64 and Figure 65). This was also related to the geological observations in the field and from drill holes.

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Figure 64: Abore - Domain GR, Varmap XY

Figure 65: Abore - Domain GR, Varmap XZ

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A probability of 0.3 was selected to delineate the mineralisation in domain GR that Strikes NE 30 degrees and dips 80 degrees. For the estimation process, the domains are subdived into mineralised and waste portions. Figure 66 shows a section with the indicator estimation and orientation of the search ellipse. Figure 67 depicts an isometric view of the search ellipse along strike of domain GR.

Figure 66: Abore - Block Model Main Area, IK>0.3 and Search Ellipse

Figure 67: Abore -Variogram Ellipse along Domain GR

Table 28 summarises the final domains used in the estimation process.

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Table 28: Abore Mineralised domains used in the resource estimation
Mineralised Zone	Material	Mineralised Zone	Type
GR	All	Granite	Ore
SE	All	Sandstone	Ore
SI	All	Sandstone	Ore
SW	All	Sandstone	Ore

15.1.3	Adubiaso

15.1.3.1	Geological Modelling

Optiro worked with James Davis (a Structural Consultant to Asanko) who has spent time interpreting the structural controls at Adubiaso (ADU) by relogging PMI drillcore on site. James also compiled master data files of the PMI and Resolute datasets, wireframe models of the NE-SW faults, and the Adubiaso Shear Zone (ASZ). There were also interpreted surfaces for shears and the ASZ, along with grouping criteria for the lithology and other coding. Guidance in the interpretation of the phyllite unit, ASZ and porphyry intrusives was provided by Davies, who has logged drill core and mapped outcrop structural information onsite and was able to provide a regional context for deformation scenarios.

Optiro interpreted the ASZ analogous phyllite unit and porphyry intrusives as vein models in the Leapfrog Software. The block model extents were then filled with greywacke as the default lithology. A small wedge of “unknown” in the NE corner of the model is not significant. Figure 68 shows the geological model (with fault offsets) in plan view.

Figure 68: Geological Domains for Asuadai deposit

The key observations from the work completed are:

●	Gold distributions show compelling moderate east dipping 300 → 0850 (grid) mineralised structures of up to 70 m dip extent. These (quartz/carbonate?) veins have a generally flat plunge in the plane of the shear zone, average 1-3 m in thickness (at a 0.5 g/t Au cut-off) and appear to have a separation of around 10 m vertically.

●	Dextral NE-SW offsets are noted in the lithology and mineralisation distributions, and these are represented by faults termed “C-shears”.

●	The amount of offset noted varied in each geological unit. The gold mineralisation and phyllite contacts show the most offset and the porphyry intrusive the least.
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●	The grade domains have been subset into; main (ASZ shear zone), hangingwall (HW) and footwall (FW) areas to discriminate between where the east dipping mineralised structures are isolated (HW and FW) or prevalent in the main shear zone (ASZ).

●	Apparent vertical continuity is implied by the ASZ grade distribution, and this is reflected in previous grade shells that are sub-vertical. There is a clear lack of vertical continuity in the HW and FW domains, and it is recommended that any categorical grade selection methodology within the 0.3 g/t Au domains use the east dipping control.

15.1.3.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition and fresh units. In general, the weathering surfaces are broadly parallel the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the footwall approaches the surface. Figure 75 shows a west east section indicating the relationship of the various weathered surfaces.

Figure 69: Adubiaso West - east view of Weathering Profile

15.1.3.3	Domains

The litho structural models form the basis for the delineation of the domains. The phyllite unit comprises the main mineralised unit for the Asuadai project. The gold mineralisation is associated with the quartz veins within the phyllite zone. The other lithological zones were considered as one combine unit, called the Secondary material (Figure 70).

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Figure 70: Adubiaso - Domains

Source: Optiro (Adubiaso 3D Geological Modelling Short Report)

For the purpose of mineral resource estimation, 6 main phyllite domains (called “Quartz”) and six secondary mineralised domains were delineated using the limits of the oxide, transition and fresh weathered zones. The main mineralised domains are located within the previously broadly delineated mineralised zones, whereas the secondary mineralised domains are outside these main mineralised zones.

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised or not. A 2 m inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected (Figure 71 and Figure 72 ). This was also related to the geological observations in the field and from drill holes.

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Figure 71: Adubiaso - Domain “Q”, Varmap XY

Figure 72: Adubiaso - Domain “Q”, Varmap ZX

The main domains were sub divided into mineralised and waste portions. Indicator Kriging (IK) was implemented using a gold cut-off grade of 0.3 g/t. A probability of 0.3 was selected to delineate the mineralisation of the main phyllite zone mineralisation which is associated with quartz veins. The main zone strikes NE 40 degrees and Dips 30 degrees (Figure 73). For the secondary domains which strike NE 40 degrees

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and Dips 85 degrees (Figure 74), a probability of 0.5 was selected. The isometric view Figure 75 depicts the search ellipse along the strike direction for domain “Q” (Figure 75).

Figure 73: Adubiaso - Block Model Main Area, IK>0.3% and Search Ellipse

Figure 74: Adubiaso - Block Model Secondary Area, IK>0.5% and Search Ellipse

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Figure 75: Adubiaso = Variogram Ellipse along Domain “Q”

Table 29 sumarises the final domains used in the estimations process.

Table 29: Adubiaso - Mineralised domains used in the resource estimation
Mineralised Zone	Material	Mineralised Zone	Type
OQO	Oxide	Main	Ore
OQW	Oxide	Main	Waste
TQO	Transition	Main	Ore
TQW	Transition	Main	Waste
FQO	Fresh	Main	Ore
FQW	Fresh	Main	Waste
OSO	Oxide	Secondary	Ore
OSW	Oxide	Secondary	Waste
TSO	Transition	Secondary	Ore
TSW	Transition	Secondary	Waste
FSO	Fresh	Secondary	Ore
FSW	Fresh	Secondary	Waste
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15.1.4	Dynamite Hill

15.1.4.1	Geological Modelling

There are two principal sedimentary sequences which are the interbedded wacke and siltstone domain to the northwest, and the interbedded sandstone and wacke sequence to the southeast containing thick phyllite interbeds. A narrow granitic intrusion is located along this main sedimentary sequence contact and parallels the main Nkran regional shear zone. A series of east-west trending faults have also been interpreted. Figure 76 shows the different modelled geological units.

A series of steep dipping east-west structures have been interpreted and developed in the litho-structural model. This is similar to what has been previously interpreted and modelled by Coffey. The structural trend can be clearly identified from the geophysical magnetic datasets. These structures potentially control the high-grade mineralisation.

Figure 76: Dynamite Hill Geological Domains.

15.1.4.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition material and fresh units. In general, the weathering surfaces are broadly parallel the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the footwall approaches the surface (Figure 77).

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Figure 77: Dynamite Hill - West - East view of Weathering Profile

15.1.4.3	Domains

Based up upon the litho-structural work conducted, mineralisation can be constrained to 4 broad/major domains (Figure 78). These have been labelled GR, PH4, SNW and SSE.

Figure 78: Dynamite Hill Domains

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The following paragraphs describe the domains.

Domain GR:

Mineralisation within the granite domain is associated with flat vein arrays. Interpretation from detailed mapping from the sectional traverse indicates a NW to NNw strike, dipping shallowly to the NE, versus an E dip from drill core analysis, The vein arrays have a northerly plunge.

Domains SNW and SSE:

The majority of mineralisation hosted in the sediments, especially proximal to the granite intrusion is interpreted to be associated with the steep ductile high-strain zones. This mineralisation has a 0200 strike and dip steeply towards the west. Plunge of mineralisation will be steep towards the north. Mineralisation is cross cut by extensions of the flat lying vein arrays as modelled in the granite host. This cross cutting relationship is also observed in the sectional traverse. Domain SNW is mineralisation in the sediments to the northwest of the granite intrusive and SSE is mineralisation in the sediments to the south east of the granite intrusive.

Domain PH4:

The phyllite units within the interbedded sedimentary unit have been modelled sepreately. Only the PH4 phyllite unit have any significant mineralisation. The other modelled phyllite units were considered waste zones.

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised or not. A 2 m inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected (Figure 79 and Figure 80). This was also related to the geological observations in the field and from drill holes.

Figure 79: Dynamite Hill - Domain GR, Varmap XY

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Figure 80: Dynamite Hill -Domain GR, Varmap XZ

A probability of 0.3 was selected to delineate the mineralisation. Domain GR strikes NE 40 degrees and dips 40 degress. For the estimation process, the domains are subdived into mineralised and waste portions, using the IK indicator method. Figure 81 shows the indicator estimation and orientation of the search ellipse. Figure 82 depicts the search ellipse for domain GR.

Figure 81: Dynamite Hill - Block Model Main Area, IK>0.3 and Search Ellipsoid

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Figure 82: Dynamite Hill - Variogram Ellipsoids along Domain GR

Table 30: Dynamite Hill Mineralised domains used in the resource estimation

Table 30: Dynamite Hill Mineralised domains used in the resource estimation
Mineralised Zone	Material	Mineralised Zone	Type
GR	All	Granite	Ore
PH4	All	Phyllite	Ore
SNW	All	Sandstone	Ore
SSE	All	Sandstone	Ore

15.1.5	Asuadai

15.1.5.1	Geological Modelling

The general geology of the deposit can be broadly subdivided into two main sedimentary domains which are the northwest sedimentary sequence comprises of interbedded wacke and siltstone (with a minor shale component), and the southeast sedimentary sequence consisting of interbedded sandstones and wacke lithologies (with a minor shale component). The sequence is separated by a granitic dyke intruding parallel to this main lithological boundary (Figure 83).

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Figure 83: Plan view of the geological model for Asuadai.

15.1.5.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition material and fresh units. In general, the weathering surfaces are broadly parallel the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the footwall approaches the surface. The main domains have been sub divided using the weathered surfaces which resulted into 12 distinct domains for estimation. Figure 84 shows a west east section of the weathered surfaces.

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Figure 84: Asuadai West - east view of Weathering Profile

15.1.5.3	Domains

The mineralised areas were defined by Optiro, the granite zone is the main mineralised zone, the other lithological zones were considered as one combine unit, called the Secondary material outside the granite wireframes.

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised or not. A 2 m inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected (Figure 85 and Figure 86). This was also related to the geological observations in the field and from drill holes.

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Figure 85: Asuadai - Granite Domain,Varmap XY

Figure 86: Asuadai - Granite Domain, Varmap ZX

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A probability of 0.3 was selected delineate the mineralisation. The granite strikes NE 30 degrees and dips 40 degress. Figure 87 shows the indicator estimation and orientation of the search ellipse. All the materials outside the granite were considered as “Secondary Domain”. The strike on this domain is also NE30 and the dipping is slightly different, 60 degrees towards East (Figure 88). Figure 89 depicts the search ellipse for domain GR.

Figure 87: Asuadai - Block Model Granite Area, IK>0.3% and Search Ellipse

Figure 88: Asuadai - Block Model Secondary Area, IK>0.3% and Search Ellipse

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Figure 89: Asuadai - Variogram Ellipse for the Domain GR

For the purpose of mineral resource estimation, 12 mineralised domains were interpreted and were modelled using the limits of the mineral zones oxide, transition and fresh (Table 31).

Table 31: Asuadai Mineralised domains used in the resource estimation
CODE	Material	Mineralised Zone	Type
ODO	Oxide	Granite	Ore
ODE	Oxide	Granite	External
TDO	Transition	Granite	Ore
TDE	Transition	Granite	External
FDO	Fresh	Granite	Ore
FDE	Fresh	Granite	External
OSO	Oxide	Secondary	Ore
OSE	Oxide	Secondary	External
TSO	Transition	Secondary	Ore
TSE	Transition	Secondary	External
FSO	Fresh	Secondary	Ore
FSE	Fresh	Secondary	External

15.1.6	Esaase

15.1.6.1	Geological Modelling

Based on grade information and geological logging and observations, oxidation, transition and fresh zones and mineralised domain boundaries have been interpreted and wireframes modelled to constrain resource

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estimation for the Esaase Gold Project. The interpretation and wireframe models have been developed using DatamineTM geological modelling software package.

15.1.6.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises strongly weathered saprolite, moderately weathered saprolite, transition material and fresh units. In general, the weathering surfaces are broadly parallel the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the footwall approaches the surface. On some sections, the intermixing of the weathering types can be quite complicated. Figure 90 shows the distribution of the weathering type.

Figure 90: Sectional west to east view of domains and weathering profile

Source: Esaase NI-43101, 2012

15.1.6.3	Domains

For the purpose of mineral resource estimation, 11 main and 2 secondary mineralised domains were interpreted and were modelled on an approximate lower cut-off grade of 0.3 g/t Au. The main mineralised domains are located within the previously broadly delineated mineralised zones, whereas the secondary mineralised domains are outside these main mineralised zones. The waste zone was assigned a default value of 0.005 g/t gold. The main domains are depicted in Figure 91.

To delineate the ore zones inside the previously delineated wireframes, Indicator Kriging (IK) was implemented using a gold cut-off grade of 0.3 g/t. A probability of 0.3 was selected as the best represented to delineate the mineralisation of the ore body.

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Figure 91: Geological Domains used for the Resource Estimation

Source: Esaase NI-43101, 2012

15.2	Compositing

15.2.1	Nkran Compositing

The desurveyed drill holes were composited within DatamineTM on a 1 m composite length, the histograms (Figure 92) support this approach.

Figure 92: Nkran - Histogram of drill hole lengths

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15.2.2	Abore Compositing

The desurveyed drill holes were composited within DatamineTM on a 1 m composite length. Figure 93 support this approach shows the drill hole sample lengths.

Figure 93: Abore - Histogram of drill hole lengths

15.2.3	Adubiaso Compositing

The desurveyed drill holes were composited within DatamineTM on a 1 m composite length, the histograms support this approach (Figure 94). A total of 27,458 composites were used in the statistical analysis and resource estimation. Twelve reefs, including the waste, form part of the statistical analysis and resource estimation.

A composite Analysis was performed for different composite sizes 1, 2 and 3 meters, the fresh quartz (FQO) zone is the largest and the grades are very stable in all the composite sizes. (Table 32); the grades are greater for the composite sizes of 2 and 3 due to high grades zones (outliers).

Table 32: Adubiaso Composite Analysis of Topcut data
Domain	Parameter	Composite 1m	Composite 2m	Composite 3m	1m vs 2m	1m vs 3m	2m vs 3m
OQO	AU	2.25	2.29	2.32	-1%	-3%	-1%
OQW	AU	0.08	0.09	0.10	-10%	-13%	-3%
OSO	AU	1.31	1.63	1.80	-20%	-27%	-9%
OSW	AU	0.16	0.17	0.17	-7%	-8%	-2%
TQO	AU	2.34	2.52	2.74	-7%	-15%	-8%
TQW	AU	0.08	0.08	0.08	-4%	-2%	1%
TSO	AU	1.28	1.49	1.58	-14%	-19%	-5%
TSW	AU	0.15	0.17	0.17	-13%	-11%	3%
FQO	AU	1.98	2.00	2.01	-1%	-2%	-1%
FQW	AU	0.10	0.12	0.14	-19%	-30%	-13%
FSO	AU	2.08	2.20	2.17	-5%	-4%	1%
FSW	AU	0.09	0.11	0.11	-22%	-18%	5%
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Figure 94: Adubiaso Histograms of the sample lengths for the original drill hole data.

15.2.4	Dynamite Hill Compositing

The desurveyed drill holes were composited within DatamineTM on a 1 m composite length, the histograms (Figure 95) support this approach.

Figure 95: Dynamite Hill - Histogram of sample lengths for drill holes

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15.2.5	Asuadai Compositing

The desurveyed drill holes were composited within DatamineTM on a 1 m composite length, the histograms support this approach (Figure 96). A total of 9,381 composites were used in the statistical analysis and resource estimation. Twelve reefs, including the waste, form part of the statistical analysis and resource estimation.

A composite Analysis was performed for different composite sizes 1, 1.5 and 2 meters, the fresh quartz (FDO) zone is the largest and the grades are very stable in all the composite sizes. (Table 33); the grades are greater for the composite sizes of 1.5 due to high grades zones (outliers).

Table 33: Asuadai Composite Analysis of Topcut data
Domain	Parameter	Composite 1m	Composite 1.5m	Composite 2m	1m vs 1.5m	1m vs 2m	1.5m vs 2m
ODO	AU	1.46	1.48	1.50	-1%	-3%	-1%
ODE	AU	0.17	0.16	0.17	-3%	1%	-3%
OSO	AU	1.30	1.30	1.28	1%	1%	1%
OSE	AU	0.15	0.16	0.15	3%	-5%	3%
TDO	AU	1.49	1.53	1.57	-2%	-6%	-2%
TDE	AU	0.18	0.19	0.19	-2%	-8%	-2%
TSO	AU	1.04	1.06	1.06	0%	-2%	0%
TSE	AU	0.09	0.09	0.09	-7%	-5%	-7%
FDO	AU	1.42	1.45	1.43	2%	0%	2%
FDE	AU	0.30	0.30	0.31	-4%	-6%	-4%
FSO	AU	1.22	1.21	1.20	0%	1%	0%

Figure 96: Asuadai Histograms of the sample lengths for the original drill hole data.

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15.2.6	Esaase Compositing

The desurveyed drill holes were composited within DatamineTM on a 1 m composite length. A total of 233,503 composites were used in the statistical analysis and resource estimation.

15.3	Statistical Analysis

15.3.1	Nkran Statistical Analysis

Table 34 summarises the descriptive statistics for the various domains.

Table 34: Nkran - descriptive statistics for the various domains generated.
Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
D1000	AU	212	0.01	82	2.51	45.33	6.73	2.68
D2000	AU	40875	0.005	581	2.63	59.01	7.68	2.93
D2500	AU	35014	0.0001	895.46	2.48	76.11	8.72	3.52
D2750	AU	5458	0.005	125	0.80	9.38	3.06	3.84
D5000	AU	23431	0.005	267.32	2.65	45.79	6.77	2.56
D5100	AU	9798	0.0001	532.66	2.48	61.90	7.87	3.18
DGR01	AU	19498	0.005	245.94	1.80	29.15	5.40	3.00
DGR02	AU	190	0.008	39.86	1.71	20.94	4.58	2.68
DW	AU	4375	0.005	144	2.20	42.93	6.55	2.98

15.3.2	Abore Statistical Analysis

Table 35 summarises the descriptive statistics for the various domains.

Table 35: Abore - descriptive statistics for the various domains generated.
Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
GR	AU	5689	5688	0.005	88.40	1.43	18.16	4.26
SI	AU	42	42	0.12	7.72	1.21	2.22	1.49
SE	AU	478	478	0.005	30.30	0.92	3.36	1.83
SW	AU	315	315	0.01	28.00	1.47	10.23	3.20
OX	AU	6836	6836	0.001	125.30	1.84	26.97	5.19

15.3.3	Adubiaso Statistical Analysis

Following domain generation, descriptive statistics of the individual domains was undertaken (Table 36).

Table 36: Adubiaso descriptive statistics for the various domains generated.
Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
OQO	AU	1544	0.001	80.00	2.29	47.14	6.87	2.99
OQW	AU	941	0.000	4.00	0.07	0.02	0.15	2.06
TQO	AU	634	0.001	50.00	2.43	34.52	5.88	2.42
TQW	AU	307	0.000	0.60	0.08	0.01	0.09	1.19
FQO	AU	592	0.001	30.00	1.94	17.73	4.21	2.17
FQW	AU	793	0.001	10.00	0.07	0.24	0.49	6.71
OSO	AU	201	0.009	15.00	1.35	8.30	2.88	2.13
OSW	AU	10537	0.000	40.00	0.13	1.00	1.00	7.70
TSO	AU	256	0.008	20.00	1.38	9.99	3.16	2.30
TSW	AU	3602	0.000	20.00	0.12	0.61	0.78	6.65
FSO	AU	913	0.008	50.00	2.14	29.96	5.47	2.55
FSW	AU	7138	0.001	30.00	0.07	0.48	0.70	10.20
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15.3.4	Dynamite Hill Statistical Analysis

Table 37 summarises the descriptive statistics for the various domains.

Table 37: Dynamite descriptive statistics for the various domains generated.
Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
GR	AU	1089	1089	0.005	107.28	1.94	22.69	4.76
PH4	AU	125	125	0.025	21.04	1.64	7.57	2.75
SNW	AU	464	464	0.03	44.40	1.45	8.24	2.87
SSE	AU	288	288	0.005	13.95	1.42	3.74	1.93

15.3.5	Asaudai Statistical Analysis

Following domain generation descriptive statistics of the individual domains was (Table 38).,

Table 38: Asudai descriptive statistics for the various domains generated.
Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
ODO	AU	80	0.005	13.76	1.48	5.02	2.24	ODO
ODE	AU	80	0.005	1.93	0.16	0.08	0.29	ODE
OSO	AU	351	0.005	36.26	1.30	5.93	2.43	OSO
OSE	AU	1269	0.0025	77.00	0.16	4.90	2.21	OSE
TDO	AU	109	0.12	16.30	1.53	3.55	1.88	TDO
TDE	AU	106	0.005	3.70	0.19	0.25	0.50	TDE
TSO	AU	323	0.005	11.04	1.06	2.38	1.54	TSO
TSE	AU	1796	0.002	9.03	0.09	0.15	0.39	TSE
FDO	AU	266	0.0175	40.39	1.45	11.64	3.41	FDO
FDE	AU	209	0.0025	18.71	0.30	1.91	1.38	FDE
FSO	AU	646	0.0025	18.26	1.21	4.07	2.02	FSO
FSE	AU	4146	0.002333	11.77	0.09	0.16	0.40	FSE
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15.3.6	Esaase

Following domain generation, descriptive statistics of the individual reefs was undertaken (Table 39).

Table 39: Esaase - descriptive statistics for the various domains.
REEF	Parameter	Domain	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
LR1	AU	1	0.001	20	1.110	3.708	1.926	1.735
LR2	AU	1	0.001	40	1.157	11.194	3.346	2.891
LR3	AU	1	0.001	10	1.109	4.729	2.175	1.961
LR4	AU	1	0.001	20	1.023	6.027	2.455	2.399
LR5	AU	1	0.001	3	0.568	0.387	0.622	1.095
LR6	AU	1	0.005	2	0.490	0.288	0.537	1.095
LR7	AU	1	0.001	1.5	0.450	0.201	0.449	0.998
LR20	AU	1	0.001	20	1.204	8.169	2.858	2.374
LR30	AU	1	0.001	5	0.774	1.610	1.269	1.639
LR40	AU	1	0.001	1	0.503	0.153	0.391	0.777
LRB	AU	1	0.040	3	0.936	0.490	0.700	0.748
OR1	AU	1	0.001	80	1.452	20.951	4.577	3.152
OR2	AU	1	0.005	30	1.008	5.950	2.439	2.420
OR3	AU	1	0.005	40	1.680	17.496	4.183	2.490
OR4	AU	1	0.005	30	1.097	5.593	2.365	2.156
OR5	AU	1	0.001	10	0.797	1.652	1.285	1.612
OR6	AU	1	0.001	25	1.378	9.891	3.145	2.282
OR7	AU	1	0.026	2	0.469	0.230	0.480	1.021
OR20	AU	1	0.001	40	1.153	9.252	3.042	2.639
OR30	AU	1	0.005	12	1.475	6.827	2.613	1.771
OR40	AU	1	0.010	15	1.190	5.929	2.435	2.046
ORB	AU	1	0.020	1	0.477	0.118	0.343	0.719
TR1	AU	1	0.001	80	1.680	31.967	5.654	3.366
TR2	AU	1	0.001	30	1.116	5.243	2.290	2.052
TR3	AU	1	0.005	69	2.002	41.453	6.438	3.216
TR4	AU	1	0.005	42	0.851	7.310	2.704	3.176
TR5	AU	1	0.010	32	1.020	8.518	2.919	2.861
TR6	AU	1	0.005	112	4.172	322.942	17.971	4.307
TR7	AU	1	0.020	1	0.271	0.075	0.273	1.008
TR20	AU	1	0.005	40	1.189	8.383	2.895	2.434
TR30	AU	1	0.005	37	1.350	15.481	3.935	2.915
TR40	AU	1	0.005	15	1.493	9.856	3.139	2.103
TRB	AU	1	0.110	3	1.092	1.166	1.080	0.989
FR1	AU	1	0.001	80	1.263	12.459	3.530	2.795
FR2	AU	1	0.002	50	1.055	7.677	2.771	2.626
FR3	AU	1	0.005	60	1.225	11.320	3.364	2.746
FR4	AU	1	0.002	30	0.959	5.462	2.337	2.438
FR5	AU	1	0.005	15	0.823	2.811	1.677	2.038
FR6	AU	1	0.005	12	1.222	4.692	2.166	1.772
FR7	AU	1	0.005	15	0.942	2.739	1.655	1.757
FR20	AU	1	0.005	50	1.440	17.634	4.199	2.917
FR30	AU	1	0.005	20	1.254	7.223	2.688	2.143
FR40	AU	1	0.005	20	1.102	4.385	2.094	1.901
FRB	AU	1	0.005	4	0.759	0.693	0.832	1.096
W	AU	1	0.001	125	0.119	0.925	0.962	8.084
WE	AU	1	0.001	60	0.715	5.293	2.301	3.218
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15.4	Outlier Analysis

15.4.1	Nkran Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots (Appendix 1). The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The coefficients of variation (‘CV’) are moderately high but typical for these types of deposits. The following tables summarise the kriging capping (Table 40) and the variogram top-cut values (Table 41) applied to the data:

Table 40: Nkran - Kriging Capping Values per Domain
Domain	Commodity	Capping g/t
D1000	AU	30
D2000	AU	60
D2500	AU	40
D2750	AU	35
D5000	AU	100
D5100	AU	90
DGR01	AU	70
DGR02	AU	20
DW	AU	40

Table 41: Nkran Variography Top-Cut Values per Domain
Domain	Commodity	Top Cut g/t
D1000	AU	30
D2000	AU	60
D2500	AU	40
D2750	AU	35
D5000	AU	100
D5100	AU	90
DGR01	AU	70
DGR02	AU	20
DW	AU	40

15.4.2	Abore Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots (Appendix 1). The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The coefficients of variation (‘CV’) are moderately high but typical

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for these types of deposits. The following tables summarise the kriging capping (Table 42) and the variogram top-cut values (Table 43Table 45) applied to the data:

Table 42: Abore Kriging Capping Values per Domain
Domain	Commodity	Capping g/t
GR	AU	40
SI	AU	999
SE	AU	10
SW	AU	10
OX	AU	60

Table 43: Abore Variography Top-Cut Values per Domain
Domain	Commodity	Top Cut g/t
GR	AU	40
SE	AU	999
SI	AU	10
SW	AU	10
OX	AU	60

15.4.3	Adubiaso

Outlier analysis was undertaken using histograms and probability plots (Appendix 1). The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The coefficients of variation (‘CV’) are moderately high but typical for these types of deposits. The following tables summarise the kriging capping (Table 44) and the variogram top-cut values (Table 45) applied to the data:

Table 44: Adubiaso Kriging Capping Values per Domain
Domain	Commodity	Capping g/t
FQO	AU	30
FQW	AU	10
FSO	AU	50
FSW	AU	30
OQO	AU	80
OQW	AU	4
OSO	AU	15
OSW	AU	40
TQO	AU	50
TQW	AU	0.6
TSO	AU	20
TSW	AU	20
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Table 45: Adubiaso Variography Top-Cut Values per Domain
Domain	Commodity	Top Cut g/t
FQO	AU	20
FQW	AU	5
FSO	AU	40
FSW	AU	20
OQO	AU	40
OQW	AU	2
OSO	AU	10
OSW	AU	20
TQO	AU	40
TQW	AU	0.4
TSO	AU	10
TSW	AU	10

15.4.4	Dynamite Hill Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots (Appendix 1). The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The coefficients of variation (‘CV’) are moderately high but typical for these types of deposits. The following tables summarise the kriging capping (Table 46Table 44) and the variogram top-cut values (Table 47Table 45) applied to the data:

Table 46: Dynamite Kriging Capping Values per Domain
Domain	Commodity	Capping g/t
GR	AU	40
PH4	AU	10
SNW	AU	15
SSE	AU	12

Table 47: Dynamite Variography Top-Cut Values per Domain
Domain	Commodity	Top Cut g/t
GR	AU	40
PH4	AU	10
SNW	AU	15
SSE	AU	12
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15.4.5	Asaudai Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots (Appendix 1). The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The coefficients of variation (‘CV’) are moderately high but typical for these types of deposits. The following tables summarise the kriging capping (Table 48) and the variogram top-cut values (Table 49Table 45) applied to the data:

Table 48: Asuadai Kriging Capping Values per Domain
Domain	Commodity	Capping g/t
FDE	AU	4
FDO	AU	15
FSE	AU	8
FSO	AU	10
ODE	AU	1
ODO	AU	8
OSE	AU	11
OSO	AU	10
TDE	AU	1
TDO	AU	6
TSE	AU	6
TSO	AU	10

Table 49: Asuadai Variography Top-Cut Values per Domain
Domain	Commodity	Top Cut g/t
FDE	AU	2
FDO	AU	7
FSE	AU	4
FSO	AU	8
ODE	AU	1
ODO	AU	4
OSE	AU	7
OSO	AU	7
TDE	AU	1
TDO	AU	6
TSE	AU	4
TSO	AU	6

15.4.6	Esaase Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots (Appendix 1). The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

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The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The coefficients of variation (‘CV’) are moderately high but typical for these types of deposits. Table 50 summarise the kriging capping and the Table 51 variogram top-cut values applied to the data:

Table 50: Esaase Kriging Capping Values per Domain
Reef	Domain	Commodity	Top Cut g/t	Reef	Domain	Commodity	Top Cut g/t
FR1	1	AU	60	OR20	1	AU	20
FR2	1	AU	30	OR3	1	AU	20
FR20	1	AU	30	OR30	1	AU	10
FR3	1	AU	40	OR4	1	AU	20
FR30	1	AU	15	OR40	1	AU	5
FR4	1	AU	20	OR5	1	AU	6
FR40	1	AU	10	OR6	1	AU	10
FR5	1	AU	10	OR7	1	AU	1
FR6	1	AU	8	ORB	1	AU	1
FR7	1	AU	10	TR1	1	AU	60
FRB	1	AU	3	TR2	1	AU	20
LR1	1	AU	15	TR20	1	AU	10
LR2	1	AU	20	TR3	1	AU	20
LR20	1	AU	15	TR30	1	AU	15
LR3	1	AU	4	TR4	1	AU	10
LR30	1	AU	3	TR40	1	AU	4
LR4	1	AU	10	TR5	1	AU	5
LR40	1	AU	1	TR6	1	AU	10
LR5	1	AU	2	TR7	1	AU	1
LR6	1	AU	2	TRB	1	AU	3
LR7	1	AU	1	W	1	AU	40
LRB	1	AU	3	WE	1	AU	40
OR1	1	AU	60	-	-	-	-
OR2	1	AU	15	-	-	-	-

Table 51: Variogram Parameters
Reef	Domain	Commodity	Top Cut g/t	Reef	Domain	Commodity	Top Cut g/t
FR1	1	AU	60	OR20	1	AU	20
FR2	1	AU	30	OR3	1	AU	20
FR20	1	AU	30	OR30	1	AU	10
FR3	1	AU	40	OR4	1	AU	20
FR30	1	AU	15	OR40	1	AU	5
FR4	1	AU	20	OR5	1	AU	6
FR40	1	AU	10	OR6	1	AU	10
FR5	1	AU	10	OR7	1	AU	1
FR6	1	AU	8	ORB	1	AU	1
FR7	1	AU	10	TR1	1	AU	60
FRB	1	AU	3	TR2	1	AU	20
LR1	1	AU	15	TR20	1	AU	10
LR2	1	AU	20	TR3	1	AU	20
LR20	1	AU	15	TR30	1	AU	15
LR3	1	AU	4	TR4	1	AU	10
LR30	1	AU	3	TR40	1	AU	4
LR4	1	AU	10	TR5	1	AU	5
LR40	1	AU	1	TR6	1	AU	10
LR5	1	AU	2	TR7	1	AU	1
LR6	1	AU	2	TRB	1	AU	3
LR7	1	AU	1	W	1	AU	40
LRB	1	AU	3	WE	1	AU	40
OR1	1	AU	60	-	-	-	-
OR2	1	AU	15	-	-	-	-
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15.5	Variography parameters

15.5.1	Nkran Variography parameters

Downhole variograms for gold grade were constructed for each domain. Down-hole variograms allow for the determination of the nugget value as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9 m.

Point experimental variograms were generated and modelled for each domain (Refer to Appendix 2). The parameters of the modelled variograms for the Nkran Project are summarised in Table 51.

Table 52: Nkran Variogram Parameters
Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
D1000	AU	2.11	25.69	64.38	19	20	6	100	68	94	6
D2000	AU	59.01	37.69	78.87	16	21	6	100	71	114	6
D2500	AU	2.43	53.71	92.75	12	14	6	100	44	88	6
D2750	AU	3.29	40.12	91.23	21	15	6	100	88	91	6
D5000	AU	3.34	50.84	90.59	23	22	6	100	181	94	6
D5100	AU	2.04	53.19	94.16	13	15	6	100	56	92	6
DGR01	AU	1.56	48.01	90.55	16	18	6	100	50	103	6
DGR02	AU	3.27	46.59	74.81	16	24	6	100	46	81	6
DW	AU	2.12	55.00	90.94	20	16	6	100	87	97	6

15.5.2	Abore Variography parameters

Downhole variograms for gold grade were constructed for each domain. Down-hole variograms allow for the determination of the nugget value as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9 m.

Point experimental variograms were generated and modelled for each domain (Refer to Appendix 2). The parameters of the modelled variograms for the Abore Project are summarised in Table 53.

Table 53: Abore Variogram Parameters
Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
GR	AU	5.37	51.05	67.09	39	25	4	100	109	71	4
SI	AU	2.27	34.16	45.68	19	25	4	100	35	66	4
SE	AU	3.37	32.06	69.47	13	11	4	100	52	30	4
SW	AU	1.31	30.38	53.16	11	22	4	100	30	50	4
OX	AU	11.49	51.05	67.09	39	25	4	100	109	71	4

15.5.3	Adubiaso Variography parameters

Downhole variograms for gold grade were constructed for each domain. Down-hole variograms allow for the determination of the nugget value as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9 m.

Point experimental variograms were generated and modelled for each domain (Refer to Appendix 2). The parameters of the modelled variograms for the Adubiaso Project are summarised in Table 54.

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Table 54: Adubiaso Variogram Parameters
Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
OQO	AU	16.034	43.16	73.58	4	13	8	100	10	30	15
OQW	AU	0.008	25.00	75.00	11	15	8	100	25	40	15
TQO	AU	17.38	40.13	40.50	14	12	3	100	25	40	10
TQW	AU	0.006	33.33	33.33	13	19	9	100	25	30	15
FQO	AU	7.395	29.40	74.67	20	14	10	100	55	35	20
FQW	AU	0.033	24.24	33.33	31	5	8	100	60	30	30
OSO	AU	2.359	31.33	52.69	13	20	5	100	45	50	10
OSW	AU	0.475	33.47	68.42	7	20	5	100	25	50	10
TSO	AU	2.078	29.31	47.26	10	19	5	100	25	50	10
TSW	AU	0.262	32.44	44.66	9	20	5	100	30	80	10
FSO	AU	14.025	20.00	55.00	13	20	5	100	30	40	10
FSW	AU	0.175	24.57	73.71	19	14	5	100	85	25	10

15.5.4	Dynamite Hill Variography Parameters

Downhole variograms for gold grade were constructed for each domain. Down-hole variograms allow for the determination of the nugget value as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9 m.

Point experimental variograms were generated and modelled for each domain (Refer to Appendix 2). The parameters of the modelled variograms for the Dynamite Hill Project are summarised inTable 55.

Table 55: Dynamite Variogram Parameters
Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
GR	AU	9.66	11.97	63.25	18	37	6	100	42	110	6
PH4	AU	2.56	25.74	100.00	47	51	4	100	0	0	0
SNW	AU	2.73	10.00	60.00	19	34	4	100	45	134	4
SSE	AU	3.28	40.00	100.00	47	47	4	100	0	0	0

15.5.5	Asuadai Variography parameters

Downhole variograms for gold grade were constructed for each domain. Down-hole variograms allow for the determination of the nugget value as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9 m.

Point experimental variograms were generated and modelled for each domain (Refer to Appendix 2). The parameters of the modelled variograms for the Asuadai Project are summarised in Table 56.

Table 56: Asuadai Variogram Parameters
Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
FDE	AU	0.086	31.40	38.37	6	5	8	100	80	14	14
FDO	AU	1.144	22.64	23.25	35	48	7	100	110	87	12
FSE	AU	0.046	26.09	67.39	5	11	3	100	85	27	19
FSO	AU	1.551	23.15	72.40	32	15	14	100	99	29	21
ODE	AU	0.027	33.33	40.74	5	8	11	100	23	28	20
ODO	AU	0.762	29.92	33.33	4	23	6	100	10	52	11
OSE	AU	0.085	35.29	50.59	4	8	5	100	26	19	23
OSO	AU	1.369	22.13	59.17	7	26	8	100	19	60	20
TDE	AU	0.008	25.00	37.50	20	14	21	100	31	30	31
TDO	AU	1.558	24.33	40.05	7	23	4	100	12	49	14
TSE	AU	0.052	36.54	36.54	10	12	11	100	61	48	24
TSO	AU	1	43.40	44.80	5	8	6	100	21	29	11
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15.5.6	Esaase Variography parameters

Downhole variograms were constructed for each reef and for gold. Down-hole variograms allow for the determination of the nugget value as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains and commodities was 9 m.

Point experimental variograms were generated and modelled for each domain. The parameters of the modelled variograms for the Keegan Esaase Project are summarised in Table 57.

Table 57: Esaase Variogram Model Parameters
Reef	Parameter	Sill	Nugget percentage %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
LR1	AU	2.18	40.50	87.12	38.97	64.95	9	100	50.08	67.78	9
LR2	AU	2.71	34.38	85.88	37.50	62.50	9	100	38.54	64.37	9
LR3	AU	0.47	30.32	76.88	31.47	42.88	9	100	69.61	75.00	9
LR4	AU	2.67	31.74	55.00	38.81	46.94	9	100	63.10	92.17	9
LR5	AU	2.60	32.76	55.00	53.58	71.46	9	100	75.00	78.28	9
LR6	AU	1.72	37.95	55.00	38.95	111.44	9	100	84.64	95.53	9
LR7	AU	0.04	32.75	55.00	13.21	13.21	9	100	9.15	9.15	9
LR20	AU	1.94	37.23	87.83	62.22	65.19	9	100	101.86	143.56	9
LR30	AU	0.46	31.79	86.02	38.82	187.96	9	100	77.64	139.49	9
LR40	AU	0.06	31.26	99.90	36.06	36.06	9	100	43.05	43.05	9
LRB	AU	0.91	44.66	76.96	28.12	65.27	9	100	70.28	83.55	9
OR1	AU	2.22	40.07	79.17	56.76	68.05	9	100	29.01	77.22	9
OR2	AU	1.78	49.50	87.01	38.98	55.41	9	100	41.25	49.51	9
OR3	AU	1.81	44.58	85.65	23.94	47.78	9	100	39.54	49.25	9
OR4	AU	1.82	35.89	81.58	38.97	55.51	9	100	20.73	91.76	9
OR5	AU	1.82	39.67	55.00	31.13	52.41	9	100	67.77	83.73	9
OR6	AU	2.38	30.27	55.00	69.62	73.15	9	100	94.03	69.04	9
OR7	AU	0.08	32.73	76.56	26.99	36.99	9	100	41.48	45.10	9
OR20	AU	2.16	38.14	55.00	39.96	47.06	9	100	30.88	58.69	9
OR30	AU	4.24	32.45	76.88	85.10	93.27	9	100	81.92	107.57	9
OR40	AU	1.97	45.05	55.00	62.53	62.53	9	100	87.68	87.68	9
ORB	AU	1.55	61.67	89.54	5.60	5.60	9	100	6.40	6.40	9
TR1	AU	2.14	39.97	89.26	38.99	64.99	9	100	52.47	129.98	9
TR2	AU	2.17	37.29	76.84	47.60	43.13	9	100	32.08	79.36	9
TR3	AU	1.99	50.79	76.14	50.12	83.53	9	100	63.42	98.29	9
TR4	AU	1.45	61.67	93.88	45.00	51.36	9	100	90.00	150.00	9
TR5	AU	1.60	48.16	84.38	95.12	124.81	9	100	200.13	84.98	9
TR6	AU	2.72	59.23	59.82	29.53	48.65	9	100	97.21	162.01	9
TR7	AU	1.43	43.74	55.00	6.49	10.81	9	100	12.97	15.91	9
TR20	AU	1.92	45.86	90.81	42.76	84.55	9	100	17.96	63.30	9
TR30	AU	2.87	30.79	55.00	76.94	131.79	9	100	105.85	145.87	9
TR40	AU	1.85	45.71	55.00	77.01	101.30	9	100	154.02	193.97	9
TRB	AU	0.42	56.33	87.04	360.62	360.62	9	100	295.36	295.36	9
FR1	AU	2.22	45.80	85.94	54.87	9.49	9	100	159.44	130.50	9
FR2	AU	2.22	40.91	74.91	71.03	64.96	9	100	89.32	53.33	9
FR3	AU	6.17	32.86	80.50	59.43	31.85	9	100	86.50	76.89	9
FR4	AU	1.98	46.12	55.00	39.07	39.27	9	100	63.22	83.62	9
FR5	AU	1.80	31.13	75.59	59.33	64.93	9	100	126.80	129.88	9
FR6	AU	2.59	34.36	91.89	26.19	42.20	9	100	34.19	29.43	9
FR7	AU	2.29	38.94	75.92	29.58	37.66	9	100	25.13	69.79	9
FR20	AU	2.49	34.43	75.40	53.17	27.52	9	100	90.32	21.92	9
FR30	AU	3.19	49.15	55.00	42.19	66.03	9	100	61.03	79.27	9
FR40	AU	2.56	39.02	84.88	77.00	52.54	9	100	61.47	77.70	9
FRB	AU	1.83	30.75	75.25	51.35	52.82	9	100	131.75	126.16	9
W	AU	2.20	43.90	97.45	78.04	126.72	9	100	107.54	125.24	9
WE	AU	2.61	36.89	55.00	162.50	162.50	9	100	250.74	250.74	9
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15.6	Estimation Methodology

15.6.1	Nkran Estimation Methodology

The estimation was conducted with a block size of 10 x 20 x 6 meters (X, Y, Z), ordinary kriging were undertaken with a discretisation of 5x5x3 (X, Y, Z).

Table 58: Nkran Search ranges and angles.
Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
D1000	AU	48	74	6	32	-95	10	3	2	3
D2000	AU	51	94	6	31	-105	5	3	2	3
D2500	AU	43	78	6	35	-40	15	3	2	3
D2750	AU	60	70	6	24	-105	-30	3	2	3
D5000	AU	140	70	6	30	-82	-75	3	2	3
D5100	AU	46	72	6	24	-78	0	3	2	3
DGR01	AU	40	83	6	14	-106	0	3	2	3
DGR02	AU	46	71	6	30	-102	0	3	2	3
DW	AU	60	70	6	31	-30	10	3	2	3
W	AU	60	70	3	31	-30	10	3	2	3

Table 59: Nkran - Number of samples in search.
Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
D1000	AU	4	24	2	3	16	5	2	11	6
D2000	AU	4	24	2	3	16	5	2	11	6
D2500	AU	4	24	2	3	16	5	2	11	6
D2750	AU	4	24	2	3	16	5	2	11	6
D5000	AU	4	24	2	3	16	5	2	11	6
D5100	AU	4	24	2	3	16	5	2	11	6
DGR01	AU	4	24	2	3	16	5	2	11	6
DGR02	AU	4	24	2	3	16	5	2	11	6
DW	AU	4	24	2	3	16	5	2	11	6
W	AU	4	24	2	3	16	5	2	11	6

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Figure 97: Nkran Block Model Section N 700640

Figure 98: Nkran Block Model Section N 700680

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Figure 99: Nkran Block Model Plan View 40m

15.6.2	Abore Estimation Methodology

The interpolation were conducted with a block size of 10 x 10 x 3 meters (X & Y & Z), ordinary kriging were undertaken with a discretisation of 5x5x3 (X & Y & Z).

Table 60: Abore Search ranges and angles
Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
OX	AU	60	120	6	30	82	0	3	2	3
GR	AU	60	120	6	30	82	0	3	2	3
SI	AU	30	60	6	30	82	0	3	2	3
SE	AU	30	60	5	30	82	0	3	2	3
SW	AU	30	60	5	30	82	0	3	2	3

Table 61: Abore -Number of samples in search
Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
OX	AU	12	30	2	4	15	5	2	10	4
GR	AU	12	30	2	4	15	5	2	10	4
SI	AU	12	30	2	4	15	5	2	10	4
SE	AU	12	30	2	4	15	5	2	10	4
SW	AU	12	30	2	4	15	5	2	10	4
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Figure 100: Abore Block Model Section N 713980

Figure 101: Abore Block Model Section N 713940

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Figure 102: Abore Block Model Plan View 130 m

15.6.3	Adubiaso Estimation Methodology

The interpolation were conducted with a block size of 10 x 10 x 6 meters (X & Y & Z), ordinary kriging were undertaken. For this exercise ordinary kriging was used with a discretisation of 5x5x3 (X & Y & Z).

Table 62: Adubiaso Search ranges and angles
Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
FQO	AU	55	35	20	40	-85	0	3	2	3
FQW	AU	60	30	30	40	-85	0	3	2	3
FSO	AU	30	40	10	40	-30	0	3	2	3
FSW	AU	85	25	10	40	-30	0	3	2	3
OQO	AU	10	30	15	40	-85	0	3	2	3
OQW	AU	25	40	15	40	-85	0	3	2	3
OSO	AU	45	50	10	40	-30	0	3	2	3
OSW	AU	25	50	10	40	-30	0	3	2	3
TQO	AU	25	40	10	40	-85	0	3	2	3
TQW	AU	25	30	15	40	-85	0	3	2	3
TSO	AU	25	50	10	40	-30	0	3	2	3
TSW	AU	30	80	10	40	-30	0	3	2	3
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Table 63: Adubiaso - Number of samples in search
Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
FQO	AU	6	24	2	4	16	5	2	11	6
FQW	AU	6	24	2	4	16	5	2	11	6
FSO	AU	6	24	2	4	16	5	2	11	6
FSW	AU	6	24	0	4	16	0	2	11	6
OQO	AU	6	24	2	4	16	5	2	11	6
OQW	AU	6	24	2	4	16	5	2	11	6
OSO	AU	6	24	2	4	16	5	2	11	6
OSW	AU	6	24	0	4	16	0	2	11	6
TQO	AU	6	24	2	4	16	5	2	11	6
TQW	AU	6	24	2	4	16	5	2	11	6
TSO	AU	6	24	2	4	16	5	2	11	6
TSW	AU	6	24	0	4	16	0	2	11	6

Figure 103: Adubiaso Block Model Section N 704400

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Figure 104: Adubiaso Block Model Section N 704440

Figure 105: Adubiaso Block Model Plan View 80m

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15.6.1	Dynamite Hill Estimation Methodology

The interpolation were conducted with a block size of 10 x 10 x 3 meters (X & Y & Z), ordinary kriging were undertaken with a discretisation of 5x5x3 (X & Y & Z).

Table 64: Dynamite Hily - Search ranges and angles
Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
SSE	AU	30	60	5	38	42	-7	3	2	3
SNW	AU	30	60	5	38	42	-7	3	2	3
PH4	AU	40	90	6	38	42	-7	3	2	3
GR	AU	40	90	6	38	42	-7	3	2	3

Table 65: Dynamite Hill - Number samples in search
Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
SSE	AU	12	30	2	6	20	5	2	10	4
SNW	AU	12	30	2	6	20	5	2	10	4
PH4	AU	12	30	2	6	20	5	2	10	4
GR	AU	12	30	2	6	20	5	2	10	4

Figure 106: Dynamite Hill Block Model Section N 707000

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Figure 107: Dynamite Hill Block Model Section N 707040

Figure 108: Dynamite Hill Block Model PlanView 290m

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15.6.2	Asuadai Estimation Methodology

The interpolation were conducted with a block size of 10 x 10 x 3 meters (X & Y & Z), ordinary kriging were undertaken with a discretisation of 5x5x3 (X & Y & Z).

Table 66: Asuadai Search ranges and angles
Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
FDE	AU	80	30	15	30	60	0	3	2	3
FDO	AU	110	80	15	30	60	0	3	2	3
FSE	AU	85	30	15	30	50	0	3	2	3
FSO	AU	100	30	20	30	50	0	3	2	3
ODE	AU	30	30	20	30	60	0	3	2	3
ODO	AU	10	50	10	30	60	0	3	2	3
OSE	AU	30	20	20	30	50	0	3	2	3
OSO	AU	20	60	20	30	50	0	3	2	3
TDE	AU	40	30	25	30	60	0	3	2	3
TDO	AU	20	50	15	30	60	0	3	2	3
TSE	AU	60	45	20	30	50	0	3	2	3
TSO	AU	30	30	10	30	50	0	3	2	3

Table 67: Asuadai -Number of samples in search
Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
FDE	AU	6	24	2	4	16	5	2	11	6
FDO	AU	6	24	2	4	16	5	2	11	6
FSE	AU	6	24	0	4	16	0	2	11	6
FSO	AU	6	24	2	4	16	5	2	11	6
ODE	AU	6	24	2	4	16	5	2	11	6
ODO	AU	6	24	2	4	16	5	2	11	6
OSE	AU	6	24	0	4	16	0	2	11	6
OSO	AU	6	24	2	4	16	5	2	11	6
TDE	AU	6	24	2	4	16	5	2	11	6
TDO	AU	6	24	2	4	16	5	2	11	6
TSE	AU	6	24	0	4	16	0	2	11	6
TSO	AU	6	24	2	4	16	5	2	11	6
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Figure 109: Asuadai Block Model Section N 709200

Figure 110: Asuadai Block Model Section N 709200

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Figure 111: Asuadai Block Model Plan View 180m

15.7	Resource Reporting

The Global Asanko Gold Mine Mineral Resources is divided in Phase 1 (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai) the cut off used was 0.8 g/t and Phase 2 (Esaase), this last one were estimated in 2012 by Minxcon the cut off grade used was 0.6 g/t.

Table 68: Asanko Gold Mine Mineral Resources as at April 2014
DEPOSIT	MEASURED			INDICATED			TOTAL (M&I)			INFERRED
	Tonnage	Grade	Content	Tonnage	Grade	Content	Tonnage	Grade	Content	Tonnage	Grade	Content
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
NKRAN	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
ADUBIASO	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
ABORE	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
DYNAMITE HILL	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
ASUADAI	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
ESAASE	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
TOTAL	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes:

1)     The cut-off grade used for Phase 1 resources (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai) was 0.8 g/t

2)     the cut-off grade used for Phase 2 (Esaase) resource was 0.6 g/t

3)    Columns may not add up due to rounding

4)     All figures are in metric tonnes

5)    The Mineral Resources are stated as in situ tonnes

6)     Individual Densities was used per mineral zone

7)    The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table

8)     Conversion from gr to oz - 31.10348

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Table 69: Nkran Mine Mineral Resources as at April 2014
Au Cut-Off	Resource	Tonnage	Grade	Content
g/t	Category	Mt	g/t	Moz
0.4	Measured	14.91	2.34	1.12
	Indicated	31.13	1.95	1.95
	Total M&I	46.04	2.07	3.07
	Inferred	9.87	1.96	0.62
0.6	Measured	14.18	2.43	1.11
	Indicated	28.63	2.08	1.92
	Total M&I	42.81	2.20	3.03
	Inferred	8.37	2.09	0.56
0.8	Measured	13.24	2.55	1.09
	Indicated	25.80	2.23	1.85
	Total M&I	39.04	2.34	2.94
	Inferred	7.06	2.34	0.53
1.0	Measured	12.15	2.69	1.05
	Indicated	22.75	2.41	1.76
	Total M&I	34.90	2.50	2.81
	Inferred	5.81	2.66	0.49

Notes:

1)    Columns may not add up due to rounding

2)     All figures are in metric tonnes

3)    The Mineral Resources are stated as in situ tonnes

4)     Individual Densities was used per mineral zone

5)    The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table

Table 70: Adubiaso Mine Mineral Resources as at April 2014
Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au g/t	Category	Mt	g/t	Moz
0.4	Measured	0.85	2.30	0.06
	Indicated	1.62	1.85	0.10
	Total M&I	2.47	2.01	0.16
	Inferred	0.24	2.02	0.02
0.6	Measured	0.81	2.40	0.06
	Indicated	1.53	1.93	0.09
	Total M&I	2.34	1.99	0.15
	Inferred	0.22	2.13	0.02
0.8	Measured	0.73	2.60	0.06
	Indicated	1.40	2.04	0.09
	Total M&I	2.13	2.19	0.15
	Inferred	0.20	2.27	0.02
1.0	Measured	0.65	2.80	0.06
	Indicated	1.20	2.22	0.09
	Total M&I	1.85	2.52	0.15
	Inferred	0.18	2.40	0.01

Notes:

1)    Columns may not add up due to rounding

2)     All figures are in metric tonnes

3)    The Mineral Resources are stated as in situ tonnes

4)     Individual Densities was used per mineral zone

5)    The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table

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Table 71: Abore Mine Mineral Resources as at April 2014
Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au g/t	Category	Mt	g/t	Moz
0.4	Measured	2.41	1.35	0.11
	Indicated	5.33	1.26	0.22
	Total M&I	7.74	1.33	0.33
	Inferred	11.86	1.19	0.45
0.6	Measured	2.11	1.47	0.10
	Indicated	4.58	1.38	0.20
	Total M&I	6.69	1.39	0.30
	Inferred	9.20	1.38	0.41
0.8	Measured	1.61	1.70	0.09
	Indicated	3.37	1.63	0.18
	Total M&I	4.98	1.69	0.27
	Inferred	6.59	1.65	0.35
1.0	Measured	1.18	1.99	0.08
	Indicated	2.41	1.92	0.15
	Total M&I	3.59	1.99	0.23
	Inferred	4.61	1.98	0.29

Notes:

1)    Columns may not add up due to rounding

2)     All figures are in metric tonnes

3)    The Mineral Resources are stated as in situ tonnes

4)     Individual Densities was used per mineral zone

5)    The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table

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Table 72: Dynamite Hill Mine Mineral Resources as at April 2014
Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au g/t	Category	Mt	g/t	Moz
0.4	Measured	0.00	0.00	0.00
	Indicated	2.08	1.72	0.12
	Total M&I	2.08	1.72	0.12
	Inferred	0.58	1.42	0.03
0.6	Measured	0.00	0.00	0.00
	Indicated	2.01	1.76	0.11
	Total M&I	2.01	1.76	0.11
	Inferred	0.56	1.45	0.03
0.8	Measured	0.00	0.00	0.00
	Indicated	1.84	1.86	0.11
	Total M&I	1.84	1.86	0.11
	Inferred	0.52	1.51	0.03
1.0	Measured	0.00	0.00	0.00
	Indicated	1.56	2.03	0.10
	Total M&I	1.56	2.03	0.10
	Inferred	0.46	1.60	0.02

1)    Columns may not add up due to rounding

2)    All figures are in metric tonnes

3)    The Mineral Resources are stated as in situ tonnes

4)    Individual Densities was used per mineral zone

5)    The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table

Table 73: Asudai Mine Mineral Resources as at April 2014
Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au (g/t)	Category	Mt	g/t	Moz
0.4	Measured	0.00	0.00	0.00
	Indicated	2.14	1.18	0.08
	Total M&I	2.14	1.18	0.08
	Inferred	1.63	1.38	0.07
0.6	Measured	0.00	0.00	0.00
	Indicated	1.99	1.23	0.08
	Total M&I	1.99	1.23	0.08
	Inferred	1.47	1.48	0.07
0.8	Measured	0.00	0.00	0.00
	Indicated	1.64	1.34	0.07
	Total M&I	1.64	1.34	0.07
	Inferred	1.25	1.61	0.06
1.0	Measured	0.00	0.00	0.00
	Indicated	1.18	1.51	0.06
	Total M&I	1.18	1.51	0.06
	Inferred	0.97	1.82	0.06

1)    Columns may not add up due to rounding

2)    All figures are in metric tonnes

3)    The Mineral Resources are stated as in situ tonnes

4)    Individual Densities was used per mineral zone

5)    The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table

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Table 74: Esaase Mine Mineral Resources as September 2012
Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au g/t	Category	Mt	g/t	Moz
0.4	Measured	30.15	2.34	1.23
	Indicated	98.98	1.95	3.73
	Total M&I	129.13	1.19	4.96
	Inferred	49.39	1.11	1.76
0.6	Measured	23.37	1.49	1.12
	Indicated	71.25	1.43	3.28
	Total M&I	94.62	1.45	4.40
	Inferred	33.59	1.40	1.51
0.8	Measured	17.52	1.76	0.99
	Indicated	51.40	1.72	2.84
	Total M&I	68.92	1.73	3.83
	Inferred	22.23	1.76	1.26
1.0	Measured	12.97	2.06	0.86
	Indicated	37.60	2.02	2.45
	Total M&I	50.57	2.03	3.31
	Inferred	16.00	2.09	1.08

1)    Columns may not add up due to rounding

2)    All figures are in metric tonnes

3)    The Mineral Resources are stated as in situ tonnes

4)    Individual Densities was used per mineral zone

5)    The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table

15.7.1.1	Effective Date of Mineral Resource

The effective date of the above Mineral Resource Estimation is 10 April 2014.

15.8	- Disclosure Requirements for Mineral Resources Classification

The Mineral Resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The grade estimates have been classified as Measured, Indicated and Inferred in accordance with NI 43-101 guidelines based on the confidence levels of the key criteria that were considered during the resource estimation. The resource classification for CJM is very similar to SRK resource classification performed in March 2012.

Key criteria for drilling, sampling and geology are tabulated below in

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Table 75: Confidence Levels of Key Criteria for Drilling, Sampling and Geology
Items	Discussion	Confidence
Drilling Techniques	RC/Diamond - Industry standard approach	High
Logging	Standard nomenclature and apparent high quality	High
Drill Sample Recovery	Diamond core and RC recovery adequate	High
Sub-sampling Techniques and Sample Preparation	Industry standard for both RC and Diamond core	High
Quality of Assay Data	Quality control conclusions outlined in Section 14. Some issues have been identified. Recent improvements have been noted.	Moderate
Verification of Sampling and Assaying	Dedicated drill hole twinning to reproduce original drill intercepts.	High
Location of Sampling Points	Survey of all collars with adequate downhole survey. Investigation of available downhole survey indicates expected deviation.	High
Data Density and Distribution	Core mineralisation defined on a notional 40 mE by 30 mN drill spacing with a small area drilled at 20 mE by 20 mN. Other areas more broadly spaced to approximately 80 mN.	Moderate to High
Database Integrity	Minor errors identified and rectified	High
Geological Interpretation	The broad mineralisation constraints are subject to a large amount of uncertainty concerning localised mineralisation trends as a reflection of geological complexity. Closer spaced drilling is required to resolve this issue.	Moderate
Rock Dry Bulk Density	DBD measurements taken from drill core, DBD applied is considered robust when compared with 3D data.	High below top of transition, moderate in oxide material

The following aspects or parameters are considered from a geostatistical aspect:-

1.	Number of samples used to estimate a specific block:

a.	Measured: at least 9 drill holes within variogram range and a minimum of 27 one-meter composited samples;

b.	Indicated: at least 4 drill holes within variogram range and a minimum of 12 one-meter composite samples;

c.	Inferred: 1 drill hole within search range.

2.	Distance to sample (variogram range):

a.	Measured: at least within 60% of variogram range;

b.	Indicated: within variogram range;

c.	Inferred: further than variogram range and within geological expected limits.

3.	Lower confidence limit (blocks):

a.	Measured: less than 20% from mean (80% confidence);

b.	Indicated: 20-40% from mean (80-60% confidence);

c.	Inferred: more than 40% (less than 60% confidence).

4.	Kriging efficiency:

a.	Measured: more than 40%;

b.	Indicated: 10-40%;

c.	Inferred: less than 10%.
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5.	Deviation from lower 90% confidence limit (data distribution within Resource area considered for classification):

a.	Measured: less than 10% deviation from mean;

b.	Indicated: 10-20%;

c.	Inferred: more than 20%.

6.	Regression Slope :

a.	Measured - 90%

b.	Indicated - 60% - 90%

c.	Inferred - less than 60%

The definition of a Measured Mineral Resource requires that the nature, quality, amount and distribution of data are such as to leave the Competent Person with no reasonable doubt that the tonnages and grade of the mineralisation can be estimated to within close limits and any variation within these limits would not materially affect the economics of extraction. CJM reviewed the spatial distribution of the drill hole data, the robustness of the kriged model and the parameters for the area classified into Measured Resource. It is CJM’s opinion that the geological model is well understood and defined in this area, and further drilling would not affect any material changes to the tonnages and grades.

The definition of Indicated Mineral Resource states that there should be sufficient confidence for mine design, mine planning or economic studies. CJM is of the opinion that there is sufficient confidence in the estimate of the Indicated Resource areas to allow the appropriate application of technical and economic parameters and enable an evaluation of economic viability.

The following numeric resource category codes were assigned into the block model, based on the categorisation criteria listed above:

●	Measured Resource: RESCAT = 1;

●	Indicated Resource: RESCAT = 2

●	Inferred Resource: RESCAT = 3, and

●	Unclassified Resource: RESCAT = 0

The following figures summarise the Mineral Resource classification areas, as well as the grades associated with Mineral Resource classification as well as the grade versus tonnage curves.

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Figure 112: Nkran Resource Classification Section N 700640

Figure 113: Abore Resource Classification Section N 713980

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Figure 114: Adubiaso Resource Classification Section N 704400

Figure 115: Dynamite Hill Resource Classification Section N 707000

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Figure 116: Asuadai Resource Classification Section N 704240

The grade versus tonnage curves for the measured, indicated and inferred resource categories are depicted in Figure 117.

Figure 117: NKran Grade Tonnage Curve

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Figure 118: Abore Grade Tonnage Curve

Figure 119: Adubiaso Grade Tonnage Curve

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Figure 120: Asuadai Grade Tonnage Curve

Figure 121: Dynamite Hill Grade Tonnage Curve

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16	- INTERPRETATION AND CONCLUSIONS

Mineral Resources

CJM has concluded the following for the Adubiaso Gold Project:

●	The Adubiaso Project Mineral Resource estimation indicates reasonable prospects for economic extraction.

●	The Adubiaso Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource classification.

●	CJM Consulting quality control measures has established that the diamond drilling and subsequent sampling is representative and free of any significant biases or other factors that may materially impact the reliability of the drilling, sampling and analytical results.

●	Further deep drilling will be required to establish a potential underground operation and mineral resource at Adubiaso.

●	The need for a centralised database has been recognised in the earlier study and has now been implemented.

17	- RECOMMENDATIONS

CJM recommends the following for the Adubiaso Project:

●	CJM recommends to use the IK (Indicator Kriging) methodology as a template to redefine the mineral zones and to re build new wireframes taking in consideration the lithological relationships.

●	CJM recommends to conduct petrographical studies that can help to better understand the mineralisation of the ore body.

●	CJM recommends that the revised resource estimate, covered by this document should be utilised for the Pre-feasibility Study that is currently being conducted by DRA.
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18	- MINERAL RESERVE ESTIMATES (ITEM 15)

This section does not form part of the scope of this technical document.

19	- MINING METHODS (ITEM 16)

This section does not form part of the scope of this technical document.

20	- RECOVERY METHODS (ITEM 17)

This section does not form part of the scope of this technical document.

21	- PROJECT INFRASTRUCTURE (ITEM 18)

This section does not form part of the scope of this technical document.

22	- MARKET STUDIES AND CONTRACTS (ITEM 19)

This section does not form part of the scope of this technical document.

23	- ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT (ITEM 20)

This section does not form part of the scope of this technical document.

24	- CAPITAL AND OPERATING COSTS (ITEM 21)

This section does not form part of the scope of this technical document.

25	- ECONOMIC ANALYSIS (ITEM 22)

This section does not form part of the scope of this technical document.

26	- ADJACENT PROPERTIES (ITEM 23)

There are a number of operating mines in proximity (<100 km) to the Esaase Gold Project. They include gold deposits such as the Obuasi project operated by AngloGold Ashanti, the Chirano Gold project that is being operated by Kinross Gold and the Akyem Gold project that is currently being developed by Newmont Mining.

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27	- OTHER RELEVANT DATA AND INFORMATION (ITEM 24)

There is no other information, to the knowledge of CJM, which is considered relevant to this technical report.

28	- INTERPRETATION AND CONCLUSIONS (ITEM 25)

Nkran:

●	The lithological and structural controls on mineralisation on the complex Nkran deposit have been documented and understood through the re-logging of 35 diamond drillholes conducted by Asanko.

●	The controls identified correlate well with limited historic data available from previous mining operations and partially explain the complexities that were little understood, but recognised by the previous operators.

●	Five phases of deformation can be recognised, and linked to regional events, 3 of which are important gold mineralisation events. The structural evolution of the deposit controls the location and orientation of the lithological units, which play a key role in the location, orientation, plunge and distribution of economic mineralisation within Nkran.

●	The key economically important units within the Nkran deposits consist of the 5 main controlling structures, the Broad Sandstone Domain and the 2 Granite Domains.

●	Seven geological domains have been identified and built based upon the data, which correlate well with the historic pit maps and grade control data which incorporate 85% of the grade data. Within these domains separate geometric controls control the grade orientation.

●	The Nkran Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of Mineral Resources and Reserves.

●	The Mineral Resource estimation indicates reasonable prospects for economic extraction.

Adubiaso:

●	Gold distributions show east dipping 30° to 85mineralised structures of up to 70 m in dip extent. These quartz veins have a generally flat plunge in the plane of the shear zone, average 1-3 m in thickness (at a 0.5 g/t Au cut-off) and appear to have a separation of approximately 10 m vertically.

●	Dextral northeast to southwest offsets are noted in the lithology and mineralisation distributions, and these are represented by faults termed “C-shears”.

●	The amount of offset noted varied in each geological unit. The gold mineralisation and phyllite contacts show the most offset, whilst the porphyry intrusive exhibits the least.

●	The geological domains have been subset into; main (ASZ shear zone), hangingwall (HW) and footwall (FW) areas to discriminate between where the east dipping mineralised structures are isolated (HW and FW) or prevalent in the main shear zone (ASZ).

●	Apparent vertical continuity is implied by the ASZ grade distribution, and this is reflected in previous grade shells that are sub-vertical. There is a clear lack of vertical continuity in the HW and FW domains, and it is recommended that any grade selection methodology within the 0.3 g/t Au domains use the east dipping control.

●	The Adubiaso Project Mineral Resource estimation indicates reasonable prospects for economic extraction.
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●	The Adubiaso Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of Mineral Resources and Reserves.

●	CJM Consulting, utilising its own quality control measures, has established that the diamond drilling and subsequent sampling is representative and free of any significant biases or other factors that may materially impact the reliability of the drilling, sampling and analytical results.

●	Further deep drilling will be required to establish a potential underground operation and Mineral Resource at Adubiaso.

●	The need for a centralised database has been recognised in the earlier study and has now been implemented.

Abore:

●	Building of the three-dimensional lithological models significantly reduces modelling times from more traditional methods and allows the capture of complex geological/structural relationships not previously possible.

●	Previously resource modelling by PMI, through consultants SRK did not capture the geological understanding required to adequately domain the resource model.

●	There are at least two, and potentially three, phases of mineralisation that can be recognised at Abore. Mineralisation is effectively constrained to the granite, with the overall trend of mineralisation at Abore parallel to sub-parallel to that of stratigraphy.

●	The dominant phase of mineralisation at Abore is hosted in shallow west-dipping 1-10 cm thick quartz vein arrays which have developed primarily along the eastern margin of the granite contact and the sandstone- wacke dominated stratigraphy.

●	The plunge of the oreshoots can be interpreted as gently to the northwest and gently-plunging shoots to the southwest. The later, appears to be the most continuous and are likely related to the fault intersections with the granite. The northeast plunging shoots can be explained from vein orientation data. Two dominant vein trends are observed being; a) veins parallel to bedding, and b) gently-dipping extension veins. Importantly the line of the intersection between the two vein sets is the same orientation as the grade defined in the oreshoots which plunge gently to the northeast.

●	The Abore Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of Mineral Resources and Reserves.

●	The Mineral Resource estimation indicates reasonable prospects for economic extraction.

Dynamite Hill:

●	The litho-structural model has been developed with an understanding that an indicator approach will be required to capture the continuity of the high-grade mineralisation 3D litho-structural model for the Dynamite Hill Deposit.

●	The model captures the current understanding on the geology, structure and controls of mineralisation, providing a framework for the development of indicator domains and resource estimation.

●	The modelling approach honours fault kinematics, drill hole geological information, lithology geometry and structural data. Building of the three-dimensional lithological models significantly reduces modelling times from more traditional methods and allows the capture of complex geological/structural relationships not previously possible.

●	Development of the Dynamite Hill model has also drawn on the geological information gained through the development of the litho-structural models for the Nkran, Adubiaso, Asuadai and Abore
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deposits. The Dynamite Hill model captures a detailed understanding of the geometry and controls of mineralisation required for the development of a robust resource estimate.

●	The geological model supports the distribution and controls of the mineralisation.

●	The Adubiaso Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of Mineral Resources and Reserves.

●	The Mineral Resource estimation indicates reasonable prospects for economic extraction.

Asuadai:

●	The approach and methodology used for the development of the litho-structural model is consistent with what has previously been completed for the other deposits as part of the Obotan Project

●	The modelling approach honours fault kinematics, drill hole geological information, lithology geometry and structural data.

●	Building of the three-dimensional implicit lithological models significantly reduces modelling times from more traditional methods and allows the capture of complex geological/structural relationships not previously possible.

●	Development of the Asuadai model has also drawn on the geological information gained through the development of the litho-structural models for the Nkran, Adubiaso and Abore deposits.

●	Previously resource modelling by PMI, completed by SRK used a Leapfrog grade interpolant to develop a model (domains) used to constrain mineralisation which has created "grade shell disks". It is considered that this is not representative of the controls and geometries of mineralisation for the Asuadai Deposit based on the current geological and structural understanding.

●	The geology of Asuadai is similar to that of the Nkran (and Dynamite Hill) Deposit. Both desposits are situated on a 020° trending jog on a regional 040° trending structure. The deposits are characterised by siltstones (phyllites) dominant on the western margin and sandstone dominant on the eastern portion of the deposit.

●	The Asuadai Deposit is relatively complex with a number of controls of mineralisation which influences the geometry of the mineralisation. Two distinct styles of mineralisation can be recognised which include: a) steep ductile type mineralisation and b) shallow dipping quartz veins.

●	The Adubiaso Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of Mineral Resources and Reserves.

●	The Mineral Resource estimation indicates reasonable prospects for economic extraction.

Esaase:

Mineral Resources: Minxcon (Pty) Ltd concluded the following for the Esaase Gold Project:

●	The Esaase Project MRE indicates reasonable prospects for economic extraction.

●	The Esaase Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource classification as embodied in the September 2012 NI 43-101.

29	- RECOMMENDATIONS (ITEM 26)

Nkran:

There are significant portion of mineralisation in the central part of the Nkran deposit which is outside the current litho-structural domains, which needs to be further investigated to establish if this can be constrained for more reliable grade estimates.

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Adubiaso:

The Secondary Mineralisation outside the main litho-structural doamins should be further investigated to establish the additional potential and it relationship with the main mineralisation.

Abore:

●	The development of a litho-structural model has delivered a significant improvement in the geological and structural understanding for the Abore Deposit. It is the application of the geological understanding that will improve the resource estimate, supporting the controls and geometries of mineralisation.

●	Validation of the weathering surfaces - for the purpose of this litho-structural model the weathering surfaces generated by SRK were used. It is recommended to improve the understanding of these weathered surfaces in terms of variations to densities which will influence tonnages and ounce estimates.

Dynamite Hill:

●	The litho-structural model is dynamic and captures the current geological and structural understanding. It is important that the model is continually developed and improved with increased geological knowledge.

●	This model was developed within a tight timeframe and as a result not all the data was available including: A request was made for cross sectional and plan interpretations from the local geological team; however these were not made available.

●	The development of structural and geological models should be an integrated work-stream in which significant input is provided by the local geological teams.

●	There is often a disconnect between the geotechnical models and the geological models. These models should be integrated. Unfortunately the geotechnical data would not be available for another month; hence this litho-structural model was developed without this information.

●	There were a number of geological rock code validation issues in the database with respect to inconsistencies in the rock codes. This requires to be validated as part of the final database. This needs to be supported with an approved geological legend and geological atlas.

●	Further work is recommended in development and hard-domaining of the TNT and Nitro shears which was not completed as part of this scope of work. This would require detailed structural logging of the diamond drill core and further mapping of the exposures.

Asuadai:

●	This geological and structural model should be dynamic and continue to evolve with improved understanding of the Asuadai Deposit. It is recommended that any re-logging of the Asuadai Deposit use this model as a framework to test and confirm the interpretation. Changes in the interpretation should be captured in this geological model.

Esaase:

Minxcon (Pty) Ltd recommended the following for the Esaase Gold Project:

●	Minxcon recommended to use the IK (Indicator Kriging) methodology as a template to redefine the mineral zones and to build new wireframes taking into consideration the lithological pattern.

●	Minxcon recommended to conduct petrographical studies than can help to better understand the mineralisation of the ore body.
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30	- CHARLES MULLERS COMPETENT PERSONS’ CERTIFICATE

I, Charles Johannes Muller, do hereby certify that:

1.	I am Director of CJM Consulting

Suite 4 Coldstream Office Park,

Cnr Hendrik Potgieter and Van Staden Roads,

Little Falls,

Johannesburg, South Africa

2.	I graduated with a B.Sc. (Geology) degree from the Rand Afrikaans University in 1988. In addition, I have obtained a B.Sc. Hons (Geology) from the Rand Afrikaans University in 1994 and attended courses in geostatistics and advanced Datamine modelling and geostatistical evaluation through the University of the Witwatersrand.

3.	I am a member/fellow of the following professional associations.

Class	Professional Society	Year of Registration
Member	Geostatistical Association of Southern Africa	2008
Member	South African Council for Natural Scientific Professions (Pr. Sci. Nat. Reg. No. 400201/04)	2004

4.	I have no present or prospective interest in the subject property or asset.

5.	My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.

6.	I have no bias with respect to the assets that are the subject of the Report, or to the parties involved with the assignment.

7.	I have made a personal inspection of the properties.

Yours faithfully,

CJ MULLER B.Sc. (Hons) (Geol.), Pr. Sci. Nat., MGSSA DIRECTOR	Date: 24 October 2014
CJM Consulting

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31	-ANTONIO UMPIRES COMPETENT PERSONS’ CERTIFICATE

I, Antonio Umpire, do hereby certify that:

1	I am Geology Manager of CJM Consulting

Suite 4 Coldstream Office Park,

Cnr Hendrik Potgieter and Van Staden Roads,

Little Falls,

Johannesburg, South Africa

2	I graduated with a B.Sc. (Geology Engineer) degree from the National University of San Agustín, Arequipa, Peru 2000. In addition, I have obtained a B.Sc. Hons (Geology Engineer) from the National University of San Agustín, Arequipa, Peru 2002,

3	I graduated as a Professional in IT and Computer Science, Superior Institute Pedro P. Díaz. Arequipa, Peru 1996.

4	I graduated as MBA in the University Catholic from Perú “Master of Business Strategic Administration” 2012.

5	Attended courses in geostatistics, and advanced Datamine modelling, SQL, Autocad, ARCGIS, Gemcom, Minesigth at the National University of San Agustín, Arequipa, Peru.

6	I am a member/fellow of the following professional associations.

Class	Professional Society	Year of Registration
Member	Geostatistical Association of Southern Africa, Registration 12104	2012
Member	Geological Society of South Africa, Registration 967709	2012
Member	Peru Engineer Council (CIP 91856)	2002
Member	South African Council for Natural Scientific Professions (Pr. Sci. Nat. Reg. No. 400372/12)	2012

7	I have no present or prospective interest in the subject property or asset.

8	My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.

9	I have no bias with respect to the assets that are the subject of the Report, or to the parties involved with the assignment.

10	Owing to time constraints and distance from the Project Areas, I have not made a personal inspection of the properties.

Yours faithfully,

LA UMPIRE M.Sc. (Geol) Hon.(Geol. Eng ), B.Sc. Hons (IT) Pr. Sci. Nat MBA Geology Manager	Date: 24 October 2014
CJM Consulting

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32	- REFERENCES (ITEM 27)

Asiedu, D.K., Asamoah Sakayi, P., Banoeng Yakubo, B., Dampare, S.B., Osae, S., Manu, J., and Nyarko, B.J.B.. (2004) Geochemistry of Paleoproterozoic metasedimentary rocks from the Birim diamondiferous field, southern Ghana: Implications for provenance and crustal evolution at the Archean-Proterozoic boundary. Geochemical Journal vol 38, pp. 215-228.

Central Intelligence Agency - World Factbook: www.cia.gov/library/publications/the-worldfactbook/ geos/gh.html

Davis, D.W., Hirdes, W., Shaltegger, E., and Nunoo, 1994, U-Pb age constraints on deposition and provenance of Birimian and gold-bearing Tarkwaian sediments in Ghana, West Africa, Precambrian Research, v.67, pp.89-107.

Eisenlohr, B.N. (1989), The structural geology of Birimian and Tarkwaian rocks of southwest Ghana. Rep. Arch. BGR, 66pp.

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Appendix 1: Nkran Histograms and Probability Plots

Appendix 2: Nkran Variograms

Appendix 3: Abore Histograms and Probability Plots

Appendix 4: Abore Variograms

Appendix 5: Adubiaso Histograms and Probability Plots

Appendix 6: Adubiaso Variograms

Appendix 7: Asuadai Histograms and Probability Plots

Appendix 8: Asuadai Variograms

Appendix 9: Dynamite Hill Histograms and Probability Plots

Appendix 10: Dynamite Hill Variograms

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Appendix 1: Nkran Histograms and Probability Plots

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Appendix 2: Nkran Variograms

D1000

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Appendix 3: Abore Histograms and Probability Plots

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Appendix 4: Abore Variograms

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Appendix 5: Adubiaso Histograms and Probability Plots

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Appendix 6: Adubiaso Variograms

Variogram for Reef: Fr1

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Appendix 7: Asuadai Histograms and Probability Plots

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Appendix 8: Asuadai Variograms

Variogram for Domain: Fr1

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Appendix 9: Dynamite Hill Histograms and Probability Plots

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Appendix 10: Dynamite Hill Variograms

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